As filed with the Securities and Exchange Commission on May 3, 2010.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE FRESH MARKET, INC.

(Exact name of registrant as specified in its charter)

North Carolina (prior to reincorporation) Delaware (after reincorporation)	5411	56-1311233
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

628 Green Valley Road, Suite 500

Greensboro, North Carolina 27408

(336) 272-1338

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lisa Klinger

Executive Vice President and Chief Financial Officer

The Fresh Market, Inc.

628 Green Valley Road, Suite 500

Greensboro, North Carolina 27408

(336) 272-1338

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig F. Arcella Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019-7475 (212) 474-1000 Fax: (212) 474-3700	Robert Evans III Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000 Fax: (212) 848-7179

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $1.00 par value per share	$345,000,000	$24,598.50

(1)	Includes shares to be sold upon exercise of the underwriters’ overallotment option. See “Underwriting”.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated May 3, 2010

PROSPECTUS

             Shares

The Fresh Market, Inc.

Common Stock

This is The Fresh Market, Inc.’s initial public offering. The selling stockholders, which include certain of our officers, are selling              shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for the shares. We intend to apply to list our common stock on The NASDAQ Global Select Market under the symbol “TFM”.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional              shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2010.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	Goldman, Sachs & Co.

Morgan Stanley

The date of this prospectus is                     , 2010.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Dealer Prospectus Delivery Obligation

Until                     , 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risks discussed under “Risk Factors” and the financial statements and notes thereto included elsewhere in this prospectus. Some of the statements in this summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.

Except where the context otherwise requires or where otherwise indicated, all references to “TFM”, the “company”, “we”, “us” and “our” refer to The Fresh Market, Inc.

Our Company

The Fresh Market is a high-growth specialty retailer focused on creating an extraordinary food shopping experience for our customers. Since opening our first store in 1982, we have offered high-quality food products, with an emphasis on fresh, premium perishables and an uncompromising commitment to customer service. We seek to provide an attractive, convenient shopping environment while offering our customers a compelling price-value combination. As of April 30, 2010, we operated 95 stores in 19 states, primarily in the Southeast, Midwest and Mid-Atlantic United States.

Our business is characterized by the following key elements:

•

Differentiated food shopping experience. We provide a differentiated shopping experience that generates customer loyalty and favorable word-of-mouth publicity. We combine fresh, carefully-selected, high-quality food products focused on perishable categories, with a level of customer attention that we believe is superior to conventional grocers, and we strive to create a “neighborhood grocer” atmosphere. Examples of our offerings include hand-trimmed steaks that are aged for tenderness, fresh seafood delivered up to six times per week, hand-stacked produce that is colorfully displayed and French-style baguettes baked in-store each morning.

•

Smaller-box format and flexible real estate strategy. Our stores average approximately 21,000 square feet, compared to the approximately 40,000 to 60,000 square foot stores operated by many conventional supermarkets. Within this relatively smaller size, we focus on higher-margin food categories and strive to deliver a more personal level of service and a more enjoyable shopping experience. Additionally, our format is adaptable to different retail sites and configurations, facilitating our continued growth.

•

Disciplined, comprehensive approach to planning and merchandising. We apply a systematic approach to planning and merchandising to support our stores. This comprehensive support includes employee training and scheduling, store design and layout, merchandising programs, product sourcing, and numerous inventory management systems, primarily focused on perishables. We believe our disciplined, comprehensive approach allows us to quickly integrate newly-hired employees, deliver predictable financial performance and expand our store base while delivering a consistent shopping experience.

We believe our high-quality perishable food offerings and smaller, customer-friendly store environment are the key drivers of our differentiated, profitable business model. We strive to offer an extraordinary shopping experience based on quality, consistency, fairness and integrity for our customers and employees.

For 2009, our sales were $861.9 million, an increase of 8.0% from 2008. Our income from operations was $53.1 million for 2009, an increase of 43.4% from 2008.

Our History

The Fresh Market was founded by Ray and Beverly Berry and opened its first store in Greensboro, North Carolina in 1982. Throughout The Fresh Market’s history, our company has been characterized by a culture of continuous growth and an innovative approach to perishable product offerings. As the company has grown, we have implemented numerous organizational, technological and process improvements that have standardized our systems and processes and contributed to our ability to scale our operations. At the same time, we have fostered a spirit of innovation that encourages our management to continually challenge and enhance our product offerings and services.

Our Competitive Strengths

We attribute our success in large part to the following competitive strengths:

Outstanding food quality, store environment and customer service. We are dedicated to delivering a superior shopping experience that exceeds our customers’ expectations by offering fresh, premium products and providing a high level of customer service. Our high-quality food offerings are the result of our careful selection of distinct products. Additionally, our stores are designed to delight our customers’ senses with an aesthetically pleasing environment. We strive to engender employee pride and enthusiasm because we believe that a motivated, knowledgeable staff and a service-oriented, engaging shopping experience foster a strong relationship with our customers, generate favorable word-of-mouth publicity and drive sales.

Business well positioned for changing consumer trends. We believe that our company is well positioned to capitalize on evolving consumer preferences and other trends currently shaping the food retail industry, which include:

•	a growing emphasis on the customer shopping experience;

•	an increasing consumer focus on healthy eating choices and fresh, quality offerings, including regionally and locally sourced products;

•	an improving perception of private-label product quality; and

•	an increasing number of older people, a demographic that is expected to account for a disproportionately higher share of food-at-home spending by households.

Highly-profitable smaller-box format. Since our founding, we have exclusively operated a smaller-box format, which has proven to be highly profitable. Within this format, we focus on higher-margin food categories. We believe our format facilitates interaction among our store managers, customers and staff, enhancing the customers’ shopping experience. Our disciplined, exclusive focus on the smaller-box format leads to consistent execution across our store base, which we believe allows us to generate higher operating margins than conventional supermarkets.

Scalable operations and replicable store model. We believe that our infrastructure, including our management systems and distribution network, enables us to replicate our profitable store format and differentiated shopping experience. We expect this infrastructure to be capable of supporting significant expansion. We believe our standardized systems and processes are scalable to meet our expansion goals. We outsource substantially all of our logistics functions to third-party distributors or vendors whom we expect to have sufficient capacity to accommodate our anticipated growth. Additionally, each of our stores utilizes standard product display fixtures with flexible arrangement and design options that enable us to successfully replicate our customers’ shopping experience in stores of various sizes and dimensions.

Experienced management team with proven track record. Our executive management team has extensive experience across a broad range of industries and employs an analytical, data-driven approach to decision-making that is designed to encourage innovation and stimulate continuous improvement throughout the organization. With an average of twelve years of experience in the retail industry and an average of six years with our company, our executive management team is complemented by merchandising and operations management with an average of twenty-eight years of food retail experience and an average of ten years with our company.

Our Growth Strategy

We are pursuing several strategies to continue our profitable growth, including:

Expand our store base. We intend to continue to expand our store base and penetrate new markets. We view expansion as a core competency and have more than tripled our store count since 2000. Our disciplined approach to expansion relies upon a structured and rigorous process for market analysis and real estate selection that we believe maximizes the prospects for successful new store openings. Based upon our operating experience and research conducted for us by The Buxton Company, a customer analytics research firm, we believe that the U.S. market can support at least 500 The Fresh Market stores operating under our current format.

Drive comparable store sales. We aim to increase our comparable store sales by generating growth in the number and size of customer transactions at our existing stores. In order to increase the number of customer transactions at our stores, we plan to continue to offer a differentiated food shopping experience, which we believe leads to favorable word-of-mouth publicity, and provide distinctive, high-quality products to generate new and repeat visits to our stores. We also plan to continue to introduce new and creative products, including private-label products, and utilize cross-marketing to increase our customers’ transaction sizes when they visit our stores.

Increase our highly-attractive operating margins. We intend to continue to increase our highly-attractive operating margins through scale efficiencies, improved systems, continued cost discipline and enhancements to our merchandise offerings. Our anticipated store growth will permit us to benefit from economies of scale in sourcing products and will allow us to leverage our existing infrastructure, corporate overhead and fixed costs to reduce labor and supply chain management costs as a percentage of sales. As we refine and improve our various ordering, tracking and product allocation systems, we expect to benefit from additional margin improvement opportunities by increasing sales and reducing inventory shrinkage. We also believe that we can make profitable enhancements to our merchandise offerings and that we have the opportunity to pursue new pricing and promotional strategies that will improve our margins.

Risks Affecting Our Business

Investing in our common stock involves substantial risk. The factors that could adversely affect our results and performance are discussed under the heading “Risk Factors” immediately following this summary. Before you invest in our common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors”, including:

•

We may not be able to successfully implement our growth strategy on a timely basis, or at all, and new stores may place a greater burden on our existing resources and adversely affect our existing business;

•

Our new store base, or stores opened or acquired in the future, may not achieve sales and operating levels consistent with our mature store base on a timely basis or at all or may negatively impact our results;

•	We face competition in our industry, and our failure to attract customers more successfully than our competitors may have an adverse effect on our profitability and operating results;

•	We may be unable to protect or maintain our intellectual property, including our trademarks, which could result in customer confusion and adversely affect our business;

•	Our stores rely heavily on sales of perishable products and ordering errors or product supply disruptions may have an adverse effect on our profitability and operating results;

•

We are substantially dependent on a few key third-party vendors to provide logistical services for our stores and a disruption in these relationships may have a negative effect on our results of operations and financial condition;

•	We may experience negative effects to our reputation from real or perceived quality or health issues with our food products that may have an adverse effect on our operating results;

•	We may lose the services of key management and other employees with specialized skills who are knowledgeable about our business, which could adversely impact our operations;

•	Our inability to maintain or improve our comparable store sales could cause the price of our common stock to decline; and

•	Our inability to maintain or increase our operating margins could adversely affect the price of our stock.

Terms Used In This Prospectus

As used in this prospectus, the term “the Berry family” means (1) Ray Berry and the Estate of Beverly Berry; (2) various lineal descendants of Ray Berry and spouses and adopted children of such descendants; (3) various trusts for the benefit of individuals described in clauses (1) and (2) and their trustees; and (4) various entities owned or controlled, directly or indirectly, by the individuals and trusts described in clauses (1), (2) and (3).

Principal Executive Offices

The Fresh Market, Inc. was incorporated in North Carolina in July 1981 and will be reincorporated in Delaware immediately prior to the completion of this offering. Our principal executive offices are located at 628 Green Valley Road, Suite 500, Greensboro, North Carolina 27408, and our telephone number at this address is (336) 272-1338. Our website is www.thefreshmarket.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

Industry and Market Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market opportunity, is based on information from independent industry organizations, such as the National Association for the Specialty Food Trade, The Nielsen Company (“Nielsen”), Nielsen TDLinx and 2009 Progressive Grocer Market Research, McKinsey & Company, the Food Marketing Institute, The Buxton Company and other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. We have not independently verified any third-party information. While we believe the market opportunity information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors”. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

We use The Fresh Market and The Fresh Market logo, among others, as our trademarks. This prospectus may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

The Offering

Selling stockholders	The Berry family and certain of our officers.

Shares offered by the selling stockholders	shares.

            shares if the underwriters exercise their overallotment option in full.

Shares to be outstanding immediately after this offering	shares.

Voting rights	One vote per share.

Use of proceeds	The selling stockholders will receive all of the net proceeds from the sale of the shares offered hereby. We will not receive any proceeds from this offering.

Dividend policy	We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends after the consummation of this offering. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our board of directors deems relevant.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors”, together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

The NASDAQ Global Select Market listing	We intend to apply to list our common stock on The NASDAQ Global Select Market under the symbol “TFM”.

Unless we indicate otherwise, the number of shares to be outstanding after this offering assumes a     for     stock split, which will occur prior to the consummation of this offering.

Summary Financial Information and Other Data

The following tables set forth summary financial information and other data, as well as certain pro forma information that reflects our conversion from an S-corporation to a C-corporation.

The historical balance sheet data as of December 31, 2008 and 2009, and the historical statement of income data for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited financial statements, which are included elsewhere in this prospectus. The historical balance sheet data as of December 31, 2007 has been derived from our audited balance sheet as of December 31, 2007, which is not included in this prospectus. Our financial statements as of and for the year ended December 31, 2009 were audited by Ernst and Young LLP, independent registered public accounting firm, and our financial statements as of and for the years ended December 31, 2007 and 2008 were audited by Grant Thornton LLP, independent registered public accounting firm. Our historical results are not necessarily indicative of results to be expected for any future period.

The information presented below should be read in conjunction with “Capitalization”, “Selected Historical Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes, which are included elsewhere in this prospectus.

	Year Ended December 31,
	2007	2008	2009
	(dollars in thousands, except share and per share amounts)
Statement of Income Data:
Sales	$728,414	$797,805	$861,931
Cost of goods sold	506,458	554,969	585,360

Gross profit	221,956	242,836	276,571
Selling, general and administrative expenses	164,731	180,765	191,250
Store closure and exit costs	2,151	562	4,361
Depreciation	19,163	24,482	27,880

Income from operations	35,911	37,027	53,080
Interest expense	5,469	5,267	3,806
Other (income), net	(48)	(123)	(236)

Income before provision for income taxes	30,490	31,883	49,510
Provision for state income taxes	201	326	308

Net income	$30,289	$31,557	$49,202

Pro Forma Data (unaudited):
Income before provision for income taxes	$30,490	$31,883	$49,510
Pro forma provision for income taxes(1)	11,919	12,489	19,299

Pro forma net income(1)	$18,571	$19,394	$30,211

Pro forma net income per share(1)(2)
Basic
Diluted
Pro forma dividends per share(2)
Shares used in computation of pro forma net income per share, basic and diluted, and dividends per share(2)

	Year Ended December 31,
	2007	2008	2009
	(dollars in thousands, except other operating data)
Other Operating Data (unaudited):
Number of stores at end of year	77	86	92
Comparable store sales growth(3)	4.5%	(1.5)%	(1.1)%
Gross square footage at end of year (in thousands)	1,584	1,811	1,955
Average comparable store size (gross square feet)(4)	19,786	20,641	20,936
Comparable store sales per gross square foot(4)	$533	$498	$472

Balance Sheet Data (end of period):
Total assets	$187,695	$233,550	$235,541
Total long-term debt(5)	$92,670	$130,000	$98,200
Total stockholders’ equity(5)	$34,242	$37,905	$68,302

(1)	We historically have been treated as an S-corporation for U.S. federal income tax purposes. As a result, our income has not been subject to U.S. federal income taxes or state income taxes in those states where S-corporation status is recognized. In general, the corporate income or loss of an S-corporation is allocated to its stockholders for inclusion in their personal federal income tax returns and state income tax returns in those states where S-corporation status is recognized. In connection with this offering, our S-corporation status will terminate and we will become subject to additional entity-level taxes that will be reflected in our financial statements. Pro forma provision for income taxes reflects combined federal and state income taxes on a pro forma basis, as if we had been treated as a C-corporation, using blended statutory federal and state income tax rates of 39.1%, 39.2% and 39.0% in 2007, 2008 and 2009, respectively. These tax rates reflect the sum of the federal statutory rate and a blended state rate based on our calculation of income apportioned to each state for each period.

(2)	Pro forma net income per share, dividends per share, shares used in computation of pro forma net income per share, basic and diluted, and dividends per share are calculated after giving effect to the for stock split.

(3)	Our practice is to include sales from a store in comparable store sales beginning on the first day of the sixteenth full month following the store’s opening. When a store that is included in comparable store sales is remodeled or relocated, we continue to consider sales from that store to be comparable store sales. There may be variations in the way that our competitors calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by our competitors.

(4)	Average comparable store size and comparable store sales per gross square foot are calculated using the gross square footage and sales for stores included within our comparable store base for each month during the given period.

(5)	We have declared certain dividends subsequent to year end, which are discussed in full under “Dividend Policy”. As a result of these subsequent dividends and certain borrowings made to finance them, adjusted balances of long-term debt and total stockholders’ equity would have been $124,080 and $42,422, respectively, as of December 31, 2009.

RISK FACTORS

An investment in our common stock involves various risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus. The risks described below are those that we believe are currently the material risks we face, but are not the only risks facing us and our business prospects. Any of the risk factors described below and elsewhere in this prospectus could materially adversely affect our business, prospects, financial condition, cash flows and results of operations. Additional risks and uncertainties not presently known to us or that we currently deem immaterial could materially adversely affect our business, prospects, financial condition, cash flows and results of operations in the future. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

We may not be able to successfully implement our growth strategy on a timely basis or at all. Additionally, new stores may place a greater burden on our existing resources and adversely affect our existing business.

Our continued growth depends, in large part, on our ability to open new stores and to operate those stores successfully. Successful implementation of this strategy depends upon, among other things:

•	the identification of suitable sites for store locations;

•	the negotiation of acceptable lease terms;

•	the ability to continue to attract customers to our stores largely through favorable word-of-mouth publicity, rather than through conventional advertising;

•	the hiring, training and retention of skilled store personnel;

•	the identification and relocation of experienced store management personnel;

•	the effective management of inventory to meet the needs of our stores on a timely basis;

•	the availability of sufficient levels of cash flow or necessary financing to support our expansion; and

•	the ability to successfully address competitive merchandising, distribution and other challenges encountered in connection with expansion into new geographic areas and markets.

We, or our third party vendors, may not be able to adapt our distribution, management information and other operating systems to adequately supply products to new stores at competitive prices so that we can operate the stores in a successful and profitable manner. We do not participate in many of the traditional marketing activities of conventional food retailers, but instead rely primarily on favorable word-of-mouth publicity to drive sales. We cannot assure you that we will continue to grow through new store openings or through favorable word-of-mouth publicity in the future. Although we believe, based upon our experience and research conducted by a third-party research firm, that the U.S. market can support at least 500 The Fresh Market stores operating under our current format, we anticipate that it will take years to grow our store count to that number. We cannot assure you that we will grow our store count to at least 500 stores. Additionally, our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our existing business less effectively, which in turn could cause deterioration in the financial performance of our existing stores. Further, new store openings in markets where we have existing stores may result in reduced sales volumes at our existing stores in those markets. If we experience a decline in performance, we may slow or discontinue store openings, or we may decide to close stores that we are unable to operate in a profitable manner. In the past ten years, we have closed two stores before the expiration of their primary lease terms. If we fail to successfully implement our growth strategy, including by opening new stores, our financial condition and operating results may be adversely affected.

Our new store base, or stores opened or acquired in the future, may not achieve sales and operating levels consistent with our mature store base on a timely basis or at all or may negatively impact our results.

We have actively pursued new store growth in existing and new markets and plan to continue doing so in the future. Our growth continues to depend, in part, on our ability to open and operate new stores successfully. New stores may not achieve sustained sales and operating levels consistent with our mature store base on a timely basis or at all. This may have an adverse effect on our financial condition and operating results. In addition, if we acquire stores in the future, we may not be able to successfully integrate those stores into our existing store base and those stores may not be as profitable as our existing stores.

We cannot assure you that our new store openings will be successful or result in greater sales and profitability for the company. New stores build their sales volume and their customer base over time and, as a result, generally have lower gross margins and higher operating expenses as a percentage of sales than our more mature stores. There may be a negative impact on our results from a lower contribution of new stores, along with the impact of related pre-opening and applicable store management relocation costs. Any failure to successfully open and operate new stores in the time frames and at the costs estimated by us could result in a decline of the price of our common stock.

Our inability to maintain or improve levels of comparable store sales could cause our stock price to decline.

We may not be able to maintain or improve the levels of comparable store sales that we have experienced in the recent past. In addition, our overall comparable store sales have fluctuated in the past and will likely fluctuate in the future. A variety of factors affect comparable store sales, including consumer preferences, competition, economic conditions, pricing, in-store merchandising-related activities and our ability to source and distribute products efficiently. In addition, many specialty retailers have been unable to sustain high levels of comparable store sales growth during and after periods of substantial expansion. These factors may cause our comparable store sales results to be materially lower than in recent periods, which could harm our business and result in a decline in the price of our common stock.

Our inability to maintain or increase our operating margins could adversely affect the price of our stock.

We intend to continue to increase our operating margins through scale efficiencies, improved systems, continued cost discipline and enhancements to our merchandise offerings. If we are unable to successfully manage the potential difficulties associated with store growth, we may not be able to capture the scale efficiencies that we expect from expansion. If we are not able to continue to capture scale efficiencies, improve our systems, continue our cost discipline and enhance our merchandise offerings, we may not be able to achieve our goals with respect to operating margins. In addition, if we do not adequately refine and improve our various ordering, tracking and allocation systems, we may not be able to increase sales and reduce inventory shrinkage. As a result, our operating margins may stagnate or decline, which could adversely affect the price of our stock.

Economic conditions that impact consumer spending could materially affect our business.

The global economic crisis and the ongoing economic uncertainty continue to negatively affect consumer confidence and discretionary spending. Our results of operations may be materially affected by changes in overall economic conditions that impact consumer confidence and spending, including discretionary spending. This risk may be exacerbated if customers choose lower-cost alternatives in response to economic conditions. We cannot assure you that various governmental activities to stabilize the markets and stimulate the economy will restore consumer confidence or change spending habits. Future economic conditions affecting disposable consumer income such as employment levels, business conditions, changes in housing market conditions, the availability of credit, interest rates, tax rates, fuel and energy costs and other matters could reduce consumer spending or cause consumers to shift their spending to lower-priced competitors. In addition, increases in utility, fuel and commodity prices could affect our cost of doing business by increasing the cost of illuminating and operating our stores and the transportation costs borne by our third-party service providers, which they may seek to recover through increased prices charged to us. We may not be able to recover these rising costs through increased prices charged to our customers and these increased prices may exacerbate the risk of customers choosing lower-cost alternatives. As a result, our results of operations could be materially adversely affected.

We face competition in our industry, and our failure to compete successfully may have an adverse effect on our profitability and operating results.

Food retail is a competitive industry. Our competition varies and includes national, regional and local conventional supermarkets, national superstores, alternative food retailers, natural foods stores, smaller specialty stores, and farmers’ markets. Each of these stores competes with us on the basis of product selection, product quality, customer service, price or a combination of these factors. In addition, some competitors are aggressively expanding their number of stores or their product offerings. In their new or remodeled stores, our competitors often increase the space allocated to perishable food and specialty food categories, which are our core categories. Some of these competitors may have been in business longer or may have greater financial or marketing resources than we do and may be able to devote greater resources to sourcing, promoting and selling their products. As competition in certain areas intensifies or competitors open stores within close proximity to one of our stores, our results of operations may be negatively impacted through a loss of sales, reduction in margin from competitive price changes or greater operating costs. Further, any attempt by a competitor to copy or mimic our smaller-box format or operating model could materially impact our business, results of operations and financial condition by causing a decrease in our market share and our sales and operating results.

We may be unable to protect or maintain our intellectual property, including The Fresh Market trademark, which could result in customer confusion and adversely affect our business.

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. In particular, our trademarks, including our registered The Fresh Market, Experience the Food and TFM trademarks, are valuable assets that reinforce our customers’ favorable perception of our stores.

From time to time, third parties have used names similar to ours, have applied to register trademarks similar to ours and, we believe, have infringed or misappropriated our intellectual property rights. Third parties have also, from time to time, opposed our trademarks and challenged our intellectual property rights. We respond to these actions on a case-by-case basis. The outcomes of these actions have included both negotiated out-of-court settlements as well as litigation.

As part of our ongoing efforts to protect our intellectual property rights, on February 2, 2010, we filed a Notice of Opposition with the United States Patent and Trademark Office in response to an application filed by Associated Food Stores, Inc. (“Associated”), which operates supermarkets under the name “A Fresh Market” in Utah, to register the trademark “A Fresh Market”. Associated subsequently filed an answer and counterclaim on March 15, 2010, in which it, among other things, is seeking to cancel our registered The Fresh Market trademark and related design mark, alleging that they are generic names for the goods and services for which they are registered. We deny Associated’s claims and intend to defend our trademarks in these proceedings. As such, on April 26, 2010, we filed a motion to dismiss the counterclaims made by Associated and to strike certain affirmative defenses raised by Associated. We refer to the currently pending proceedings as the “Associated Proceedings”.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. Our trademark rights and related registrations may continue to be challenged in the future and could be canceled or narrowed, including as a result of being found generic in the Associated Proceedings or other actions. Our failure to successfully retain trademark protection could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause customer confusion, negatively affect customers’ perception of our stores and products, and adversely affect our sales and profitability. Moreover, intellectual property proceedings and infringement claims could cause significant management distractions and have a negative impact on our business.

Our success depends upon our ability to source and market new products to meet our high standards and customer preferences and our ability to offer our customers an aesthetically pleasing shopping environment.

Our success depends on our ability to source and market new products that both meet our standards for quality and appeal to customers’ preferences. A small number of our employees, including our in-house merchants, are primarily responsible for both sourcing products that meet our high specifications and identifying and responding to changing customer preferences. Failure to source and market such products, or to accurately forecast changing customer preferences, could lead to a decrease in the number of customer transactions at our stores and a decrease in the amount customers spend when they visit our stores. In addition, the sourcing of our products is dependent, in part, on our relationships with our vendors. If we are unable to maintain these relationships we may not be able to continue to source products at competitive prices that both meet our standards and appeal to our customers. We also attempt to create a pleasant and appealing shopping experience. If we are not successful in creating a pleasant and appealing shopping experience we may lose customers to our competitors. If we do not succeed in maintaining good relationships with our vendors, introducing and sourcing new products that consumers want to buy or are unable to provide a pleasant and appealing shopping environment or maintain our level of customer service, our sales, operating margins and market share may decrease, resulting in reduced profitability.

Our stores rely heavily on sales of perishable products, and ordering errors or product supply disruptions may have an adverse effect on our profitability and operating results.

We have a significant focus on perishable products. Sales of perishable products accounted for approximately two-thirds of our total sales in 2009. We rely on various suppliers and vendors to provide and deliver our perishable product inventory on a continuous basis. We could suffer significant product inventory losses in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences. We have implemented certain systems to ensure our ordering is in line with demand. We cannot assure you, however, that our ordering system will always work efficiently, in particular in connection with the opening of new stores, which have no, or a limited, ordering history. If we were to over-order, we could suffer inventory losses, which would negatively impact our operating results. Furthermore, we could suffer significant product inventory losses in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences.

The current geographic concentration of our stores creates an exposure to local economies, regional downturns or severe weather or catastrophic occurrences that may materially adversely affect our financial condition and results of operations.

We currently operate 23 stores in Florida, making Florida our largest market and representing approximately 24% of our total stores, with two additional stores expected to open in Florida in the fourth quarter of 2010. We also have store concentration in North Carolina and Georgia, operating 15 stores and 9 stores in those states, respectively. As a result, our business is currently more susceptible to regional conditions than the operations of more geographically diversified competitors, and we are vulnerable to economic downturns in those regions. Any unforeseen events or circumstances that negatively affect these areas could materially adversely affect our revenues and profitability. These factors include, among other things, changes in demographics and population.

Severe weather conditions and other catastrophic occurrences in areas in which we have stores or from which we obtain products may materially adversely affect our results of operations. Such conditions may result in physical damage to our stores, loss of inventory, closure of one or more of our stores, inadequate work force in our markets, temporary disruption in the supply of products, delays in the delivery of goods to our stores and a reduction in the availability of products in our stores. Any of these factors may disrupt our businesses and materially adversely affect our financial condition and result of operations.

Our business could be harmed by a failure of our information technology, administrative or outsourcing systems.

We rely on our information technology, administrative and outsourcing systems to effectively manage our business data, communications, supply chain, order entry and fulfillment and other business processes. The failure of our information technology, administrative or outsourcing systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and the loss of sales and customers, causing our business to suffer. In addition, our information technology and administrative and outsourcing systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches, including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data. Any such damage or interruption could have a material adverse effect on our business, cause us to face significant fines, customer notice obligations or costly litigation, harm our reputation with our customers, require us to expend significant time and expense developing, maintaining or upgrading our information technology, administrative or outsourcing systems or prevent us from paying our suppliers or employees, receiving payments from our customers or performing other information technology, administrative or outsourcing services on a timely basis. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new federal and state laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the customer information that we process in connection with the purchase of our products.

We are substantially dependent on a few key third-party vendors to provide logistical services for our stores, including services related to inventory replenishment and the storage and transportation of many of our products. A disruption in these relationships or a key distribution center may have a negative effect on our results of operations and financial condition.

We currently rely upon independent third-party service providers for all product shipments to our stores. In particular, we rely on one third-party service provider to provide key services related to inventory management, warehousing and transportation, and, as a result, much of our inventory is stored at a single warehouse maintained by this provider. Products sourced and distributed through this provider accounted for approximately 56% of the merchandise we purchased during 2009, and, therefore, our relationship with this provider is important to us. Although we have not experienced difficulty in our inventory management, warehousing and transportation to date with this third-party service provider, interruptions could occur in the future. Further, although we expect that this third-party vendor, and our other key vendors, will have sufficient capacity to accommodate our anticipated growth, it or they may not have the resources or desire to do so. Any significant disruptions in our relationship with this provider or the single distribution center this provider uses to service our stores, or our relationships with our other key vendors, including due to their inability to accommodate our growth, would make it difficult for us to continue to operate our existing business or pursue our growth plans until we execute replacement agreements or develop and implement self-distribution processes. While we believe that other third-party service providers could provide similar services on reasonable terms, they are limited in number and we cannot assure you that we would be able to find a replacement distributor on a timely basis or that such distributor would be able to fulfill our demands on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.

We may experience negative effects to our reputation from real or perceived quality or health issues with our food products, which could have an adverse effect on our operating results.

We believe customers count on us to provide them with fresh, high-quality food products. Concerns regarding the safety of our food products or the safety and quality of our food supply chain could cause shoppers to avoid purchasing certain products from us, or to seek alternative sources of food, even if the basis for the concern is outside of our control. Adverse publicity about these concerns, whether or not ultimately based on fact, and whether or not involving products sold at our stores, could discourage consumers from buying our products and have an adverse effect on our operating results. Furthermore, the sale of food products entails an inherent risk of product liability claims, product recall and the resulting negative publicity. Food products containing contaminants could be inadvertently distributed by us and, if processing at the consumer level does not eliminate them, these contaminants could result in illness or death. We cannot assure you that product liability claims will not be asserted against us or that we will not be obligated to perform product recalls in the future.

Any lost confidence on the part of our customers would be difficult and costly to reestablish. Any such adverse effect could be exacerbated by our position in the market as a purveyor of fresh, high-quality food products and could significantly reduce our brand value. Issues regarding the safety of any food items sold by us, regardless of the cause, could have a substantial and adverse effect on our sales and operating results.

The loss of key employees could negatively affect our business.

We are dependent upon a number of key management and other employees who have experience in our industry and are familiar with our business, systems and processes. The loss of services of one or more of our key employees could have a material adverse effect on our operations. We do not maintain key person insurance on any employee. In addition, none of our key employees are subject to non-competition or non-solicitation obligations.

Our continued success is also dependent upon our ability to attract and retain qualified store managers to meet our future growth needs. We face intense competition for qualified managers, many of whom may have offers from competing employers. We may not be able to attract and retain necessary managers to operate our business.

Union attempts to organize our employees could negatively affect our business.

None of our employees are currently subject to a collective bargaining agreement. As we continue to grow, and enter different regions, unions may attempt to organize all or part of our employee base at certain stores or within certain regions. Responding to such organization attempts may distract management and employees and may have a negative financial impact on individual stores, or on our business as a whole.

Our management has limited experience managing a public company and our current resources may not be sufficient to fulfill our public company obligations.

Following the completion of this offering, we will be subject to various regulatory requirements, including those of the Securities and Exchange Commission (the “SEC”) and The NASDAQ Stock Market. These requirements include record keeping, financial reporting and corporate governance rules and regulations. Our management team has limited experience in managing a public company and, historically, has not had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or employees. Our business could be adversely affected if our internal infrastructure is inadequate, we are unable to engage outside consultants or are otherwise unable to fulfill our public company obligations.

The terms of our revolving credit facility may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our revolving credit facility contains, and any additional debt financing we may incur would likely contain, covenants that restrict our operations, including limitations on our ability to grant liens, incur additional debt, pay dividends, redeem our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. A failure by us to comply with the covenants or financial ratios contained in our revolving credit facility could result in an event of default, which could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the unsecured revolving credit facility. If the indebtedness under our revolving credit facility were to be accelerated, our future financial condition could be materially adversely affected.

We will require significant capital to fund our expanding business, which may not be available to us on satisfactory terms or at all.

To support our expanding business and pursue our growth strategy, we will utilize significant amounts of cash generated by our operations to pay our lease obligations, build out new store space, purchase inventory, pay personnel, further invest in our infrastructure and facilities, and pay for the increased costs associated with operating as a public company. We primarily depend on cash flow from operations and borrowings under our revolving credit facility to fund our business and growth plans. If our business does not generate sufficient cash flow from operations to fund these activities, and sufficient funds are not otherwise available to us under our revolving credit facility, we may need additional equity or debt financing. If such financing is not available to us, or is not available to us on satisfactory terms, our ability to operate and expand our business or to respond to competitive pressures would be limited and we could be required to delay, significantly curtail or eliminate planned store openings or operations or other elements of our growth strategy.

We may incur additional indebtedness in the future which could adversely affect our financial health and our ability to react to changes to our business.

We may incur additional indebtedness in the future. Any increase in the amount of our indebtedness could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of such actions on a timely basis, on terms satisfactory to us or at all.

Our level of indebtedness has important consequences to you and your investment in our common stock. For example, our level of indebtedness may:

•

require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to us for working capital, capital expenditures and other general corporate purposes;

•	limit our ability to pay future dividends;

•	limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may limit our ability to implement our business strategy;

•

heighten our vulnerability to downturns in our business, the food retail industry or in the general economy and limit our flexibility in planning for, or reacting to, changes in our business and the food retail industry; or

•	prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our store base and product offerings.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in amounts sufficient to enable us to make payments on our indebtedness or to fund our operations.

Risks Related to This Offering

No market currently exists for our common stock. We cannot assure you that an active trading market will develop for our common stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on The NASDAQ Global Select Market or otherwise, or how liquid that market might become. If an active market does not develop, you may have difficulty selling any shares of our common stock that you purchase in this initial public offering. The initial public offering price for the shares of our common stock will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters, and may not be indicative of prices that will prevail in the open market following this offering.

If our stock price declines after this offering, you could lose a significant part of your investment.

The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above in “—Risks Related to Our Business” and the following:

•	the failure of securities analysts to cover our common stock after this offering;

•	changes in financial estimates by securities analysts;

•	the inability to meet the financial estimates of analysts who follow our common stock;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	variations in our quarterly operating results and those of our competitors;

•	general economic and stock market conditions;

•	risks related to our business and our industry, including those discussed above;

•	changes in conditions or trends in our industry, markets or customers;

•	terrorist acts;

•	future sales of our common stock or other securities; and

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

Future sales, or the perception of future sales, of our common stock may depress the price of our common stock.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering, including shares that might be offered for sale by the Berry family. The sales, or the perception that these sales might occur, could depress the market price. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, we will have              shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares of common stock that may be held or acquired by our directors, executive officers and other affiliates (including the Berry family), the sale of which will be restricted under the Securities Act.

After this offering, the Berry family will have rights, subject to certain conditions, to require us to file registration statements registering additional sales of shares of common stock or to include sales of such shares of common stock in registration statements that we may file for ourselves or other stockholders. In order to exercise these registration rights, the holder must be permitted to sell shares of its common stock under applicable lock-up restrictions described below. Subject to compliance with applicable lock-up restrictions, shares of common stock sold under these registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations (other than underwriting discounts). See “Shares Eligible for Future Sale—Registration Rights”.

In connection with this offering, we, our directors and executive officers and the Berry family have each agreed to lock-up restrictions, meaning that we and they and their permitted transferees will not be permitted to sell any shares of our common stock for 180 days after the date of this prospectus, subject to certain exceptions, without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Although we have been advised that there is no present intention to do so, Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in its sole discretion and without notice, release all or any portion of the shares of our common stock from the restrictions in any of the lock-up agreements described above. See “Underwriting”.

Also, in the future, we may issue shares of our common stock in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of our common stock.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We historically have operated our business as a private company. As a public company, we will incur additional legal, accounting, compliance and other expenses that we have not incurred as a private company. After this offering, we will become obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 and other sections of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, we will also become subject to other reporting and corporate governance requirements, including certain requirements of The NASDAQ Stock Market, and certain provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. We will need to institute a comprehensive compliance function; establish internal policies; ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis; design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with Sarbanes-Oxley; involve and retain outside counsel and accountants in the above activities and establish an investor relations function.

Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and The NASDAQ Stock Market, have imposed increased regulation and disclosure and required enhanced corporate governance practices of public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements, and implementing them could materially adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or The NASDAQ Stock Market. Any such action could harm our reputation and the confidence of investors and customers in our company and could materially adversely affect our business and cause our share price to fall.

Failure to establish and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and stock price.

As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy.

In connection with this offering we reviewed our accounting policies. As part of this review, and in connection with audits of our financial statements for certain prior periods, our independent registered public accountants identified three material weaknesses in our internal control over financial reporting related to our accounting for (1) compensated absences of our employees, which we had not been accruing over the service period during which the entitlement was earned, (2) license revenue with respect to sales of sushi, and (3) the reversal of certain non-cash compensation expenses in 2007 which, based on the timing of formal documentation, should have been recorded in 2008. We corrected these accounting treatments during the current year and restated prior year financial statements to reflect these changes.

If we are unable to conclude that we have effective internal control over financial reporting, our independent auditors are unable to provide us with an unqualified report as required by Section 404 or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We will be a “controlled company” within the meaning of The NASDAQ Stock Market rules, and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon completion of this offering, the Berry family will own more than 50% of the total voting power of our common shares for the election of directors and we will be a “controlled company” under The NASDAQ Stock Market corporate governance standards. As a controlled company, certain exemptions under The NASDAQ Stock Market standards will free us from the obligation to comply with certain corporate governance requirements of The NASDAQ Stock Market, including the requirements:

•	that a majority of our board of directors consists of “independent directors”, as defined under the rules of The NASDAQ Stock Market;

•

that our director nominees be selected, or recommended for our board of directors’ selection, either (1) by a majority of independent directors in a vote by independent directors, pursuant to a nominations process adopted by a board resolution, or (2) by a nominating and governance committee comprised solely of independent directors with a written charter addressing the nominations process; and

•

that the compensation of our executive officers be determined, or recommended to the board for determination, by a majority of independent directors in a vote by independent directors, or a compensation committee comprised solely of independent directors.

Accordingly, for so long as we are a “controlled company”, you will not have the same protections afforded to stockholders of companies that are subject to all of The NASDAQ Stock Market corporate governance requirements.

Prior to this offering, we were treated as an S-corporation under Subchapter S of the Internal Revenue Code, and claims of taxing authorities related to our prior status as an S-corporation could harm us.

In connection with this offering our S-corporation status will terminate and we will be treated as a C-corporation under Subchapter C of the Internal Revenue Code of 1986, as amended, which is applicable to most corporations and treats the corporation as an entity that is separate and distinct from its stockholders. If the unaudited, open tax years in which we were an S-corporation are audited by the Internal Revenue Service, and we are determined not to have qualified for, or to have violated, our S-corporation status, we will be obligated to pay back taxes, interest and penalties, and we do not have the right to reclaim tax distributions we have made to our stockholders during those periods. These amounts could include taxes on all of our taxable income while we were an S-corporation. Any such claims could result in additional costs to us and could have a material adverse effect on our results of operations and financial condition.

We will enter into tax agreements with the Berry family and could become obligated to reimburse them for any additional federal or state income taxes assessed against them for fiscal periods prior to the completion of this offering.

We historically have been treated as an S-corporation for U.S. federal income tax purposes. In connection with this offering, our S-corporation status will terminate and we will thereafter be subject to federal and increased state income taxes. In the event of an adjustment to our reported taxable income for a period or periods prior to termination of our S-corporation status, the Berry family could be liable for additional income taxes for those prior periods. Therefore, we will enter into tax agreements with the Berry family prior to or upon consummation of this offering. Pursuant to the tax agreements, we will agree to indemnify, defend and hold harmless the Berry family on an after-tax basis against additional income taxes, plus interest and penalties resulting from adjustments made, as a result of a final determination made by a competent tax authority, to the taxable income we reported as an S-corporation. Such indemnification will also include any losses, costs or expenses, including reasonable attorneys’ fees, arising out of a claim for such tax liability. Any significant payments pursuant to these indemnity obligations could have a material adverse effect on our results of operations.

After this offering, the Berry family will continue to have substantial control over us and will maintain the ability to control the election of directors and other matters submitted to stockholders for approval, which will limit your ability to influence corporate matters and may result in actions that you do not believe to be in our interests or your interests.

Following this offering, the Berry family will beneficially own, in the aggregate, approximately     % of our outstanding common stock, or approximately     % of our outstanding common stock if the underwriters exercise their option to purchase additional shares from us in full. As a result, the Berry family will be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and any other significant transaction.

This concentrated control will limit your ability to influence corporate matters, and the interests of the Berry family may not coincide with our interests or your interests. As a result, we may take actions that you do not believe to be in our interests or your interests and that could depress our stock price.

We do not intend to pay cash dividends on our common stock after the consummation of this offering, and as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not intend to pay cash dividends on our common stock after the consummation of this offering. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends after the consummation of this offering. In addition, our ability to declare and pay cash dividends is restricted by our revolving credit facility. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, and restrictions in our debt agreements and other factors our board of directors deems relevant. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future. The market price for our common stock after this offering might not exceed the price that you pay for our common stock in this offering.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our stock or if our operating results do not meet their expectations, our stock price could decline.

Anti-takeover provisions in our charter documents could discourage, delay or prevent a change in control of our company and may result in an entrenchment of management and diminish the value of our common stock.

Several provisions of our restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon consummation of this offering, could make it difficult for our stockholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable. See “Description of Capital Stock”.

These provisions include:

•	a staggered, or classified, board of directors;

•	authorizing our board of directors to issue “blank check” preferred stock without stockholder approval;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of stockholders;

•	prohibiting stockholders from acting by written consent after the Berry family ceases to own more than 50% of the total voting power of our shares; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

These anti-takeover provisions could substantially impede the ability of our common stockholders to benefit from a change in control and, as a result, could materially adversely affect the market price of our common stock and your ability to realize any potential change-in-control premium.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements in addition to historical information. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and “Certain Relationships and Related Party Transactions”, and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “predict”, “project”, “future” and similar terms and phrases to identify forward-looking statements in this prospectus.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are subject to uncertainty and changes in circumstances. We cannot assure you that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include those described in “Risk Factors”. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

USE OF PROCEEDS

The selling stockholders, which include certain of our officers, will receive all of the net proceeds from the sale of the shares offered hereby. We will not receive any proceeds from this offering.

DIVIDEND POLICY

We currently expect to retain future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends after the consummation of this offering. In addition, our ability to declare and pay cash dividends is restricted by our revolving credit facility. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors.

In the past, distributions to our stockholders consisted of both distributions to enable our stockholders to pay their tax obligations resulting from our S-corporation status and discretionary distributions subject to limitations in our revolving credit facility. In 2008, we paid cash dividends of $1.1 million, $11.6 million, $4.8 million and $1.1 million on January 15, April 15, June 15 and September 15, respectively, in order to enable our stockholders to pay their tax obligations and also made discretionary distributions to our stockholders of $3.6 million, $0.4 million and $3.4 million on January 15, March 17 and April 15, respectively. In 2009, we paid cash dividends of $2.1 million and $0.2 million on April 15 and December 16, respectively, in order to enable our stockholders to pay their tax obligations and also made discretionary distributions to our stockholders of $4.9 million, $4.4 million, $4.7 million and $3.9 million on January 15, April 15, July 15 and October 15, respectively. As of the date of this prospectus, in 2010, we have paid cash dividends of $1.7 million and $12.3 million on January 15 and April 15, respectively, in order to enable our stockholders to pay their tax obligations and also made discretionary distributions to our stockholders of $6.6 million and $5.3 million on January 15 and April 15, respectively.

Prior to completion of this offering, we estimate that we will distribute an additional $                 million to our stockholders as a final distribution resulting from the termination of our S-corporation status. The estimated final S-corporation distribution will consist of estimated taxes payable by our stockholders through the termination of our S-corporation status. We have estimated the final S-corporation distribution based on our results of operations through                     , 2010. The estimated final S-corporation distribution may vary based on our actual results of operations through the completion of this offering. We also intend to make a final discretionary quarterly distribution to our stockholders from cash flow prior to completion of this offering, in an amount not to exceed that permitted by our revolving credit facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2009.

You should read this table in conjunction with “Selected Historical Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this prospectus.

December 31, 2009
(in thousands)
Cash and cash equivalents	$2,824

Long-term debt(1)	$98,200
Total stockholders’ equity(1)	68,302

Total capitalization	$166,502

(1)	We have declared certain dividends subsequent to year end, which are discussed in full under “Dividend Policy”. As a result of these subsequent dividends and certain borrowings made to finance them, adjusted balances of long-term debt and total stockholders’ equity would have been $124,080 and $42,422, respectively, as of December 31, 2009.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

The following tables set forth selected historical financial and other data, as well as certain pro forma information that reflects our conversion from an S-corporation to a C-corporation.

The historical balance sheet data as of December 31, 2008 and 2009, and the historical statement of income data for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited financial statements, which are included elsewhere in this prospectus. The historical balance sheet data as of December 31, 2007 has been derived from our audited balance sheet as of December 31, 2007, which is not included in this prospectus. Our financial statements as of and for the year ended December 31, 2009 were audited by Ernst and Young LLP, independent registered public accounting firm, and our financial statements as of and for the years ended December 31, 2007 and 2008 were audited by Grant Thornton LLP, independent registered public accounting firm.

The historical balance sheet data as of December 31, 2005 and 2006 and the historical statements of income data for the years ended December 31, 2005 and 2006 have been derived from our unaudited financial statements that are not included in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements and, in the opinion of management, include all adjustments that management considers necessary for the fair presentation of the information for the unaudited periods.

You should read the selected historical financial and other data in conjunction with the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes included elsewhere in this prospectus. Our historical results set forth below are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,
	2005 (unaudited)	2006 (unaudited)	2007	2008	2009
	(dollars in thousands, except share and per share amounts and other operating data)
Statement of Income Data:
Sales	$459,695	$589,262	$728,414	$797,805	$861,931
Costs of good sold	321,028	414,897	506,458	554,969	585,360

Gross profit	138,667	174,365	221,956	242,836	276,571
Selling, general and administrative expenses	106,017	137,425	164,731	180,765	191,250
Store closure and exit costs	—	—	2,151	562	4,361
Depreciation	9,751	12,954	19,163	24,482	27,880

Income from operations	22,899	23,986	35,911	37,027	53,080
Interest expense	1,820	3,427	5,469	5,267	3,806
Other expense (income), net	697	(28)	(48)	(123)	(236)

Income before provision for income taxes	20,382	20,587	30,490	31,883	49,510
Provision for state income taxes	252	258	201	326	308

Net income	$20,130	$20,329	$30,289	$31,557	$49,202

Pro Forma Data (unaudited):
Income before provision for income taxes	$20,382	$20,587	$30,490	$31,883	$49,510
Pro forma provision for income taxes(1)	7,963	8,041	11,919	12,489	19,299

Pro forma net income(1)	$12,419	$12,546	$18,571	$19,394	$30,211

Pro forma net income per share(1)(2)
Basic
Diluted
Pro forma dividends per share(2)
Shares used in computation of pro forma net income per share, basic and diluted, and dividends per share(2)

Other Operating Data (unaudited):
Number of stores at end of year	53	63	77	86	92
Comparable store sales growth(3)	8.0%	7.0%	4.5%	(1.5)%	(1.1)%
Gross square footage at end of year (in thousands)	1,029	1,267	1,584	1,811	1,955
Average comparable store size (gross square feet)(4)	18,590	19,004	19,786	20,641	20,936
Comparable store sales per gross square foot(4)	$520	$529	$533	$498	$472

Balance Sheet Data (end of period):
Total assets	$99,212	$147,557	$187,695	$233,550	$235,541
Total long-term debt(5)	$34,754	$66,500	$92,670	$130,000	$98,200
Total stockholders’ equity(5)	$17,072	$22,387	$34,242	$37,905	$68,302

(1)	We historically have been treated as an S-corporation for U.S. federal income tax purposes. As a result, our income has not been subject to U.S. federal income taxes or state income taxes in those states where S-corporation status is recognized. In general, the corporate income or loss of an S-corporation is allocated to its stockholders for inclusion in their personal federal income tax returns and state income tax returns in those states where S-corporation status is recognized. In connection with this offering, our S-corporation status will terminate and we will become subject to additional entity-level taxes that will be reflected in our financial statements. Pro forma provision for income taxes reflects combined federal and state income taxes on a pro forma basis, as if we had been treated as a C-corporation, using blended statutory federal and state income tax rates of 39.1%, 39.1%, 39.1%, 39.2% and 39.0% in 2005, 2006, 2007, 2008 and 2009, respectively. These tax rates reflect the sum of the federal statutory rate and a blended state rate based on our calculation of income apportioned to each state for each period.

(2)	Pro forma net income per share, dividends per share, shares used in computation of pro forma net income per share, basic and diluted, and dividends per share are calculated after giving effect to the for stock split.

(3)	Our practice is to include sales from a store in comparable store sales beginning on the first day of the sixteenth full month following the store’s opening. When a store that is included in comparable store sales is remodeled or relocated, we continue to consider sales from that store to be comparable store sales. There may be variations in the way that our competitors calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by our competitors.

(4)	Average comparable store size and comparable store sales per gross square foot are calculated using the gross square footage and sales for stores included within our comparable store base for each month during the given period.

(5)	We have declared certain dividends subsequent to year end, which are discussed in full under “Dividend Policy”. As a result of these subsequent dividends and certain borrowings made to finance them, adjusted balances of long-term debt and total stockholders’ equity would have been $124,080 and $42,422, respectively, as of December 31, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with those statements. You should read the following discussion in conjunction with “Selected Historical Financial and Other Data” and our audited financial statements and the notes to our audited financial statements included elsewhere in this prospectus. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those described under “Risk Factors”, and included in other portions of this prospectus.

Overview

The Fresh Market is a high-growth specialty retailer focused on creating an extraordinary food shopping experience for our customers. Since opening our first store in 1982, we have offered high-quality food products, with an emphasis on fresh, premium perishables and an uncompromising commitment to customer service. We seek to provide an attractive, convenient shopping environment while offering our customers a compelling price-value combination. As of April 30, 2010, we operated 95 stores in 19 states, primarily in the Southeast, Midwest and Mid-Atlantic United States.

We believe several key differentiating elements of our business have enabled us to execute our strategy consistently and profitably across our expanding store base. We believe the differentiated shopping experience we provide has helped us to expand our business primarily through favorable word-of-mouth publicity. Within our smaller-box format, we focus on higher-margin food categories and strive to deliver a more personal level of service and a more enjoyable shopping experience. Further, our smaller-box format is adaptable to different retail sites and configurations and has facilitated our successful growth. Additionally, we believe our disciplined, comprehensive approach to planning and merchandising and the support we provide our stores allow us to deliver a consistent shopping experience and financial performance across our store base.

Through our focused effort on expanding our store base, we have achieved strong growth and profitable operating results. We have grown from 53 stores at December 31, 2005, to 92 stores at December 31, 2009, a compound annual growth rate (“CAGR”) of approximately 15%. Our sales increased from $459.7 million in 2005 to $861.9 million in 2009, a CAGR of 17%. Despite the challenging economic environment, we expanded our store base by six stores in 2009 and achieved a 13.9% increase in gross profit and a 43.4% increase in income from operations as compared with 2008.

Outlook

We intend to continue our profitable growth by expanding our store base, driving comparable store sales and increasing our highly-attractive operating margins. Consistent with our history of growth, we intend to open new stores in existing markets and penetrate new markets. We view expansion of our store base as a core competency and have more than tripled our store count since 2000. We believe there is a significant opportunity to increase our number of stores and expect to open nine new stores in 2010 (three of which were open as of April 30, 2010). Our results of operations have been, and may continue to be, affected by the timing and number of new store openings, primarily because new stores generally have different performance profiles and greater variability in sales volumes than our mature stores.

We aim to increase our comparable store sales by generating growth in the number and size of customer transactions. Key elements of our strategy include increasing customer awareness, offering new and differentiated products and continuing to provide a distinctive in-store experience. We also intend to increase our operating margins through scale efficiencies, improved systems, continued cost discipline and enhancements to our merchandise offerings. We expect store growth will permit us to benefit from economies of scale in sourcing products and will allow us to leverage our existing infrastructure for scale efficiencies.

We believe that we are well-positioned to capitalize on evolving consumer preferences and other trends currently shaping the food retail industry. These trends include: a growing emphasis on the customer shopping experience; an increasing consumer focus on healthy eating choices and fresh, quality offerings, including regionally and locally sourced products; an improving perception of private-label product quality; and an increasing number of older people, a demographic that is expected to account for a disproportionately higher share of food-at-home spending by households.

Recent Developments

Upon the consummation of this offering, all outstanding stock options will vest. In connection with the vesting of these options, we expect to recognize share-based compensation expense of approximately $                million based upon an assumed initial public offering price of $                per share, the mid-point of the price range shown on the front cover of this prospectus.

How We Assess the Performance of Our Business

In assessing our performance, we consider a variety of performance and financial measures. The key measures that we assess to evaluate the performance of our business are set forth below:

Sales

Our sales comprise gross sales net of coupons, commissions and discounts. Sales include sales from all of our stores.

The food retail industry and our sales are affected by general economic conditions and seasonality. Consumer purchases of specialty food products are particularly sensitive to a number of factors that influence the levels of consumer spending, including economic conditions, the level of disposable consumer income, consumer debt, interest rates and consumer confidence. In addition, our business is seasonal and, as a result, our average weekly sales fluctuate during the year and are usually highest in the fourth quarter when customers make holiday purchases.

Comparable Store Sales

Our practice is to include sales from a store in comparable store sales beginning on the first day of the sixteenth full month following the store’s opening. We believe that comparability is achieved approximately fifteen months after opening. When a store that is included in comparable store sales is remodeled or relocated, we continue to consider sales from that store to be comparable store sales. There may be variations in the way that our competitors calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by our competitors.

Various factors affect comparable store sales, including:

•	overall economic trends and conditions;

•	consumer preferences and buying trends;

•	our competition, including competitor store openings or closings near our stores;

•	the pricing of our products, including the effects of inflation or deflation;

•	the number of customer transactions at our stores;

•	our ability to provide an assortment of distinctive, high-quality product offerings to generate new and repeat visits to our stores;

•	the level of customer service that we provide in our stores;

•	our in-store merchandising-related activities;

•	our ability to source products efficiently;

•	our opening of new stores in the vicinity of our existing stores; and

•	the number of stores we open, remodel or relocate in any period.

As we continue to pursue our growth strategy, we expect that a significant percentage of our sales will continue to come from new stores not included in comparable store sales. Accordingly, comparable store sales is only one measure we use to assess our performance.

Gross Profit

Gross profit is equal to our sales minus our cost of goods sold. Gross margin measures gross profit as a percentage of our sales. Cost of goods sold includes the direct costs of purchased merchandise, distribution and supply chain costs, buying costs and store occupancy costs. Store occupancy costs include rent, common area maintenance, real estate taxes, personal property taxes, insurance, licenses and utilities. The components of our cost of goods sold may not be identical to those of our competitors. As a result, data in this prospectus regarding our gross profit and gross margin may not be comparable to similar data made available by our competitors.

Our cost of goods sold is directly correlated with sales. Changes in the mix of products sold may also impact our gross margin.

Gross margin enhancements are driven by:

•	economies of scale resulting from expanding our store base;

•	reduced shrinkage as a percentage of sales; and

•	productivity gains through process and program improvements.

Selling, General and Administrative Expenses

Selling, general and administrative expenses includes certain retail store and corporate costs, including compensation (both cash and share-based), pre-opening expenses and other corporate administrative costs. Pre-opening expenses are costs associated with the opening of new stores including costs associated with recruiting, relocating and training personnel and other miscellaneous costs. Pre-opening costs are expensed as incurred.

Labor and corporate administrative costs generally decrease as a percentage of sales as sales increase. Accordingly, selling, general and administrative expenses as a percentage of sales is usually higher in lower-volume quarters and lower in higher-volume quarters. Store-level labor costs are generally the largest component of our selling, general and administrative expenses. The components of our selling, general and administrative expenses may not be identical to those of our competitors. As a result, data in this prospectus regarding our selling, general and administrative expenses may not be comparable to similar data made available by our competitors. We expect that our selling, general and administrative expenses will increase in future periods due to our continuing store growth and in part due to additional legal, accounting, insurance and other expenses we expect to incur as a result of being a public company.

Income from Operations

Income from operations consists of gross profit minus selling, general and administrative expenses, store closure and exit costs and depreciation.

Taxes

We historically have been treated as an S-corporation for U.S. federal income tax purposes. As a result, our income has not been subject to U.S. federal income taxes or state income taxes in those states where S-corporation status is recognized. In general, the corporate income or loss of an S-corporation is allocated to its stockholders for inclusion in their personal federal income tax returns and state income tax returns in those states where S-corporation status is recognized. Immediately prior to completion of this offering, our S-corporation status will terminate and we will become subject to additional entity-level taxes that will be reflected in our financial statements.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of sales.

	Year Ended December 31,
	2007	2008	2009
	(dollars in thousands, except share and per share amounts and other operating data)
Sales	$728,414	$797,805	$861,931
Cost of goods sold	506,458	554,969	585,360

Gross profit	221,956	242,836	276,571
Selling, general and administrative expenses	164,731	180,765	191,250
Store closure and exit costs	2,151	562	4,361
Depreciation	19,163	24,482	27,880

Income from operations	35,911	37,027	53,080
Interest expense	5,469	5,267	3,806
Other (income), net	(48)	(123)	(236)

Income before provision for income taxes	30,490	31,883	49,510
Provision for state income taxes	201	326	308

Net income	$30,289	$31,557	$49,202

Pro Forma Data (unaudited):
Income before provision for income taxes	$30,490	$31,883	$49,510
Pro forma provision for income taxes(1)	11,919	12,489	19,299

Pro forma net income(1)	$18,571	$19,394	$30,211

Pro forma net income per share(1)(2)
Basic
Diluted
Pro forma dividends per share(2)
Shares used in computation of pro forma net income per share, basic and diluted, and dividends per share(2)

	Year Ended December 31,
	2007	2008	2009
Other Operating Data (unaudited):
Number of stores at end of year	77	86	92
Comparable store sales growth	4.5%	(1.5)%	(1.1)%
Gross square footage at end of year (in thousands)	1,584	1,811	1,955
Average comparable store size (gross square feet)(3)	19,786	20,641	20,936
Comparable store sales per gross square foot(3)	$533	$498	$472

(1)	We historically have been treated as an S-corporation for U.S. federal income tax purposes. As a result, our income has not been subject to U.S. federal income taxes or state income taxes in those states where S-corporation status is recognized. In general, the corporate income or loss of an S-corporation is allocated to its stockholders for inclusion in their personal federal income tax returns and state income tax returns in those states where S-corporation status is recognized. In connection with this offering, our S-corporation status will terminate and we will become subject to additional entity-level taxes that will be reflected in our financial statements. Pro forma provision for income taxes reflects combined federal and state income taxes on a pro forma basis, as if we had been treated as a C-corporation, using blended statutory federal and state income tax rates of 39.1%, 39.2% and 39.0% in 2007, 2008 and 2009, respectively. These tax rates reflect the sum of the federal statutory rate and a blended state rate based on our calculation of income apportioned to each state for each period.

(2)	Pro forma net income per share, dividends per share and shares used in computation of pro forma net income per share, basic and diluted, are calculated after giving effect to the for stock split.

(3)	Average comparable store size and comparable store sales per gross square foot are calculated using the gross square footage and sales for stores included within our comparable store base for each month during the given period.

Year Ended December 31,
	2007	2008	2009
Cost of goods sold	69.5%	69.6%	67.9%

Gross profit	30.5%	30.4%	32.1%
Selling, general and administrative expenses	22.6%	22.7%	22.2%
Store closure and exit costs	0.3%	0.1%	0.5%
Depreciation	2.6%	3.1%	3.2%

Income from operations	4.9%	4.6%	6.2%
Interest expense	0.8%	0.7%	0.4%
Other (income), net	(0.0)%	(0.0)%	(0.0)%

Income before provision for income taxes	4.2%	4.0%	5.7%
Provision for state income taxes	0.0%	0.0%	0.0%

Net income	4.2%	4.0%	5.7%

Percentage totals in the above table may not equal the sum of the components due to rounding.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Sales

Sales increased 8.0%, or $64.1 million, to $861.9 million in 2009 from $797.8 million in 2008. The increase in sales was primarily due to the opening of seven new stores in 2009, partially offset by the closure of one store and a decrease in comparable store sales.

Comparable store sales decreased 1.1% in 2009, primarily as a result of a deterioration in general economic conditions. We experienced a decrease in the number of customer transactions at our stores in the first quarter of 2009, as compared to the first quarter of 2008. The number of customer transactions at our stores, as compared to the prior year period, began to improve in the second quarter of 2009. In addition, average customer transaction size decreased in 2009, as compared to 2008. For the second half of 2009, we experienced positive comparable store sales. There were 80 comparable stores and 12 non-comparable stores open at December 31, 2009.

Gross Profit

Gross profit increased 13.9%, or $33.8 million, to $276.6 million in 2009 from $242.8 million in 2008. Gross margin increased 170 basis points to 32.1% for 2009 from 30.4% for 2008. In 2009, we achieved lower cost of goods sold as a percentage of sales, compared to 2008, primarily because our overall growth allowed us to benefit from economies of scale and because various organizational, technological and process improvements in the latter part of 2008 improved efficiency and decreased shrinkage during 2009. Because we continued to grow our order volume during 2009 when many other businesses that purchase premium food products did not, we benefited from greater purchasing power in sourcing products. In addition, lower product costs resulted in increased margins on certain products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 5.8%, or $10.5 million, to $191.3 million in 2009 from $180.8 million in 2008. Selling, general and administrative expenses as a percentage of sales for 2009 decreased by 50 basis points to 22.2% from 22.7% for 2008.

The decrease in selling, general and administrative expenses as a percentage of sales was primarily the result of cost-containment measures in response to adverse economic conditions, and because our overall growth allowed us to benefit from economies of scale. In 2009, we improved our store-level labor expense by refining labor scheduling and management staffing. We were able to make these refinements by training employees in multiple areas of our store operations and introducing various organizational, technological and process improvements. We also implemented broad-based cost-savings measures at our corporate office.

Income from Operations

Income from operations increased 43.4%, or $16.1 million, to $53.1 million in 2009 from $37.0 million in 2008. Income from operations as a percentage of sales for 2009 increased to 6.2% from 4.6% for 2008. Store closure and exit costs increased by $3.8 million, to $4.4 million in 2009 from $0.6 million in 2008. The increase in store closure and exit costs resulted from the closure of our store in Grand Rapids, Michigan in 2009 as well as a change in our estimated future net lease obligations associated with a store we closed in 2007. We did not close any stores in 2008. Depreciation increased by $3.4 million, to $27.9 million in 2009 from $24.5 million in 2008, attributable to store growth over that time.

Interest Expense

Interest expense decreased 27.7%, or $1.5 million, to $3.8 million in 2009 from $5.3 million in 2008, due primarily to reduced weighted average borrowings and a reduced average interest rate under our revolving credit facility.

Net Income

As a result of the foregoing, net income increased 55.9%, or $17.6 million, to $49.2 million in 2009 from $31.6 in 2008. Net income as a percentage of sales for 2009 increased to 5.7% from 4.0% for 2008.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Sales

Sales increased 9.5%, or $69.4 million, to $797.8 million in 2008 from $728.4 million in 2007. The increase in sales was primarily due to the opening of nine new stores in 2008, partially offset by a decrease in comparable store sales.

Despite an increase in comparable store sales in the first half of 2008 compared to the first half of 2007, comparable store sales for the full year 2008 decreased 1.5%. There were 72 comparable stores and 14 non-comparable stores open at December 31, 2008. The decrease in comparable store sales in 2008 was the result of a deterioration in general economic conditions and a related decrease in the number of customer transactions at our stores. In addition, average customer transaction size decreased in 2008, as compared to 2007. We believe that the decreases in the number and size of customer transactions were primarily the result of adverse economic conditions.

Gross Profit

Gross profit increased 9.4%, or $20.8 million, to $242.8 million in 2008 from $222.0 million in 2007. Gross margin decreased 10 basis points to 30.4% for 2008 from 30.5% for 2007. In addition to increased sales, the increase in cost of goods sold in 2008 was the result of higher prices for certain products, primarily wheat-based and dairy products. During 2008, we realized higher cost of goods sold as a percentage of sales, compared to 2007, primarily because of increased supplies, store occupancy and utilities costs, partially offset by lower distribution costs, as a percentage of sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 9.7%, or $16.1 million, to $180.8 million in 2008 from $164.7 million in 2007. Selling, general and administrative expenses as a percentage of sales for 2008 increased by 10 basis points to 22.7% from 22.6% for 2007.

The increase in selling, general and administrative expenses as a percentage of sales was primarily the result of increased compensation costs and write offs for unamortized leasehold improvements and equipment dispositions in connection with stores relocated in 2008.

Income from Operations

Income from operations increased 3.1%, or $1.1 million, to $37.0 million in 2008 from $35.9 million in 2007. Income from operations as a percentage of sales for 2008 decreased to 4.6% from 4.9% for 2007. Store closure and exit costs decreased by $1.6 million, to $0.6 million in 2008 from $2.2 million in 2007, because we did not close any stores in 2008, while we closed a store in Rochester Hills, Michigan in 2007. Depreciation increased by $5.3 million, to $24.5 million in 2008 from $19.2 million in 2007, primarily attributable to store growth over that time.

Interest Expense

Interest expense decreased 3.7%, or $0.2 million, to $5.3 million in 2008 from $5.5 million in 2007, due primarily to a reduced average interest rate under our revolving credit facility.

Net Income

As a result of the foregoing, net income increased 4.2%, or $1.3 million, to $31.6 million in 2008 from $30.3 million in 2007. Net income as a percentage of sales for 2008 decreased to 4.0% from 4.2% for 2007.

Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from operations and borrowings under our revolving credit facility. Our primary uses of cash are purchases of inventory, operating expenses, capital expenditures primarily for opening new stores and relocating and remodeling existing stores, debt service and distributions to our stockholders. We believe that the cash generated from operations, together with the borrowing availability under our revolving credit facility, will be sufficient to meet our working capital needs for at least the next twelve months, including investments made, and expenses incurred, in connection with opening new stores and relocating and remodeling existing stores and other strategic initiatives. These strategic initiatives include the replacement of store equipment and product display fixtures, and investments in information technology and merchandising enhancements. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or, in the case of credit or debit card transactions, within seven days of the related sale.

We were in compliance with all debt covenants under our revolving credit facility as of December 31, 2009. At December 31, 2009, we had $2.8 million in cash and cash equivalents and $70.9 million in borrowing availability under our revolving credit facility.

While we believe we have sufficient liquidity and capital resources to meet our current operating requirements and expansion plans, we may elect to pursue additional expansion opportunities within the next year which could require additional debt or equity financing. If we are unable to secure additional financing at favorable terms in order to pursue such additional expansion opportunities, our ability to pursue such opportunities could be materially adversely affected.

A summary of our operating, investing and financing activities are shown in the following table:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Net cash provided by (used in) operating activities	$49,024	$60,388	$84,774
Net cash (used in) investing activities	(55,276)	(64,493)	(36,386)
Net cash provided by (used in) financing activities	5,984	7,589	(51,901)

Net (decrease) increase in cash and cash equivalents	$(268)	$3,484	$(3,513)

Operating Activities

Cash provided by operating activities consists primarily of net income adjusted for non-cash items, including depreciation, the effect of working capital changes and realized losses on disposal of property and equipment.

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Net income	$30,289	$31,557	$49,202
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,223	24,534	27,929
Impairments and loss on disposal of property and equipment	1,195	1,322	1,985
Share-based compensation	—	—	232
Changes in working capital	(1,683)	2,975	5,426

Net cash provided by (used in) operating activities	$49,024	$60,388	$84,774

Net cash provided by operating activities increased 40.4%, or $24.4 million, to $84.8 million in 2009 from $60.4 million in 2008. The $24.4 million increase in net cash provided by operating activities was primarily due to an increase in our net income adjusted for non-cash items, and reduced working capital needs, primarily driven by lower inventory values.

Net cash provided by operating activities increased 23.2%, or $11.4 million, to $60.4 million in 2008 from $49.0 million in 2007. The $11.4 million increase in net cash provided by operating activities was primarily due to an increase in our net income adjusted for non-cash items and changes in working capital.

Investing Activities

Cash used in investing activities consist primarily of capital expenditures for opening new stores and relocating and remodeling existing stores, as well as investments in information technology and merchandising enhancements.

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Purchases of property and equipment	$(59,294)	$(64,571)	$(36,424)
Proceeds from sale of property and equipment	4,018	78	38

Net cash (used in) investing activities	$(55,276)	$(64,493)	$(36,386)

Capital expenditures decreased 43.6%, or $28.2 million, to $36.4 million in 2009 from $64.6 million in 2008. The decrease in capital expenditures in 2009 was primarily a result of fewer new store openings. In response to adverse economic conditions, we decreased our new store openings from nine new stores in 2008 to seven new stores in 2009, which was less than the number of stores we aimed to open before economic conditions deteriorated. Capital expenditures increased 8.9%, or $5.3 million, to $64.6 million in 2008 from $59.3 million in 2007. The increase in capital expenditures in 2008 was primarily a result of the timing of our new store openings (5 of the 15 stores opened in 2007 were opened in the fourth quarter of 2007, which resulted in a portion of the capital expenditures associated with those stores being paid for in 2008), the relocation of an additional two stores in 2008 and the remodeling of an additional store in 2008.

We plan to spend approximately $45 million to $50 million on capital expenditures during 2010, of which approximately 75% will be in connection with opening new stores and relocating and remodeling existing stores, with the remainder being used for other capital expenditures.

During the first quarter of 2010, we invested $6.5 million of the total capital expenditures projected for the year. We plan to open nine new stores during 2010, three of which were open as of April 30, 2010. Our working capital requirements for inventory will continue to increase as we continue to open additional stores.

Financing Activities

Cash provided by (used in) financing activities consists principally of borrowings and payments under our revolving credit facility and distributions to our stockholders. Distributions to our stockholders consist of both discretionary distributions and distributions to enable our stockholders to pay their tax obligations resulting from our S-corporation status, which we may fund through borrowings under our revolving credit facility. We currently do not intend to pay cash dividends on our common stock after the consummation of this offering.

	Years Ended December 31,
	2007	2008	2009
	(in thousands)
Borrowings on revolving credit note	$137,317	$140,220	$230,896
Payments on revolving credit note	(111,147)	(102,890)	(262,696)
Cash paid for financing costs	(64)	—	—
Decrease in bank overdrafts	(2,724)	(3,743)	—
Distributions to stockholders	(17,398)	(25,998)	(20,101)

Net cash provided by (used in) financing activities	$5,984	$7,589	$(51,901)

Net cash used in financing activities during 2009 was $51.9 million and net cash provided by financing activities was $7.6 million in 2008. The $59.5 million change in net cash used in financing activities was due primarily to net repayments of $31.8 million under our revolving credit facility in 2009, compared to net borrowings of $37.3 million under our revolving credit facility during 2008. In addition, distributions to our stockholders during 2009 totaled $20.1 million, compared to $26.0 million in distributions to our stockholders during 2008.

Net cash provided by financing activities was $7.6 million and $6.0 million during 2008 and 2007, respectively. The increase in net cash provided by financing activities was primarily due to net borrowings of $37.3 million under our revolving credit facility during 2008, compared to net borrowings of $26.2 million under our revolving credit facility during 2007, partially offset by $26.0 million in distributions to our stockholders during 2008, compared to $17.4 million in distributions to our stockholders during 2007.

Revolving Credit Facility

Effective February 27, 2007, we entered into a five year $175.0 million senior unsecured revolving credit agreement with a syndicate of lending institutions led by Bank of America, N.A. The credit facility matures on February 27, 2012, and is available to provide support for working capital, capital expenditures and other general corporate purposes, including permitted acquisitions, issuance of letters of credit, refinancing and payment of fees.

At our option, outstanding borrowings bear interest at (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin that ranges from 0.40% to 1.40%, (ii) the Eurodollar rate plus an applicable margin that ranges from 0.40% to 1.40%, or (iii) the base rate, which is the greater of the federal funds rate plus 0.50% and Bank of America’s prime rate. Historically, we have elected the one-month LIBOR rate option for all borrowings. At December 31, 2009, the average borrowing rate was 1.1%. At December 31, 2009, we had $70.9 million in borrowing availability under our revolving credit facility.

Under the terms of the revolving credit facility, we are entitled to request an increase in the size of the facility by an amount not exceeding $50.0 million in the aggregate. If the existing lenders elect not to provide the full amount of a requested increase, we may designate one or more other bank(s) or other financial institution(s) to become a party to the credit agreement, subject to the approval of the administrative agent, swing line lender and letter of credit issuer.

The revolving credit facility contains a number of affirmative and restrictive covenants, including limitations on our ability to grant liens, incur additional debt, pay dividends, redeem our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions.

In addition, the revolving credit facility provides that we are required to maintain the following financial ratios:

•

a consolidated maximum leverage ratio as of the end of any quarter of not more than 4.25 to 1.00, based upon the ratio of (i) adjusted funded debt (as defined in the credit agreement) to (ii) EBITDAR (as defined in the credit agreement) over the period consisting of twelve months ending on or immediately prior to the determination date, and

•

a consolidated fixed charge coverage ratio of not less than 1.70 to 1.00, based upon the ratio of (i) EBITDAR (as defined in the credit agreement) less S-corporation tax distributions and certain discretionary distributions over the period consisting of the twelve months ending on or immediately prior to the determination date to (ii) the sum of interest expense, lease expense, rent expense and the current portion of capitalized lease obligations for such period and the current portion of long-term liabilities as of the date twelve months prior to the determination date.

We were in compliance with all debt covenants under our revolving credit facility as of December 31, 2009.

Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2009.

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Long-term debt obligations (1)	$98,200	$—	$98,200	$—	$—
Estimated interest on long-term debt obligations (2)	4,309	2,319	1,990	—	—
Operating lease obligations (3)	293,998	28,182	58,445	56,090	151,281
Purchase obligations (4)	2,477	2,477	—	—	—
Contractual obligations for construction-related activities	10,925	10,925	—	—	—

Total	$409,909	$43,903	$158,635	$56,090	$151,281

(1)	Reflects the outstanding balance on our $175.0 million revolving credit facility at December 31, 2009. The facility matures in February 2012 unless extended or replaced prior to that date. Our balance outstanding under the revolving credit facility fluctuates as we routinely borrow and repay amounts thereunder. For a more detailed description of our revolving credit facility, see “Description of Certain Indebtedness” and Note 3 to our financial statements found elsewhere in this prospectus.

(2)

The outstanding advances under our revolving credit facility bear variable interest at one-month LIBOR plus an applicable margin, or 1.1% at December 31, 2009. We had three interest rate swaps in place that cover a notional amount of $42.5 million, or 43.3% of the outstanding balance of our revolving credit facility at December 31, 2009, and expire at different times through November 2011. Our interest rate swaps effectively fixed the interest rate on the notional amount at approximately 4.6%. For the purposes of this table, we have estimated interest expense to be paid during the remaining term of our revolving credit facility using the outstanding balance, interest rate and terms of our interest rate swaps in place as of December 31, 2009. Our actual cash payments for interest on the credit facility will fluctuate as the outstanding balance changes with our cash needs and the one-month LIBOR rate fluctuates. For a more detailed description of the interest requirement for our long-term debt and our interest rate swaps, see “Description of Certain Indebtedness” and Note 3 and Note 4 to our financial statements found elsewhere in this prospectus.
(3)	Represents the minimum lease payments due under our operating leases, excluding common area maintenance, insurance or taxes related to our operating lease obligations. For a more detailed description of our operating leases, see Note 7 to our financial statements found elsewhere in this prospectus.

(4)	Purchase obligations include agreements to purchase goods and services made in the normal course of business that are enforceable and legally binding on us. Our purchase obligations consist predominantly of contracts to purchase certain inventory items.

We periodically make other commitments and become subject to other contractual obligations that we believe to be routine in nature and incidental to the operation of our business. We believe that such routine commitments and contractual obligations do not have a material impact on our business, financial condition or results of operations.

Off-Balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Inflation

While inflation may impact our sales and cost of goods sold, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. We cannot assure you, however, that our results of operations and financial condition will not be materially impacted by inflation in the future.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

On October 14, 2009, our board of directors approved the dismissal of Grant Thornton LLP (“Grant Thornton”) as our independent registered public accounting firm and the engagement of Ernst & Young LLP.

During the years ended December 31, 2007 and December 31, 2008, we had no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to Grant Thornton’s satisfaction, would have caused it to make reference to the subject matter of any such disagreement in connection with its reports for such years and interim periods. In connection with the December 31, 2007 and 2008 audits, Grant Thornton identified three material weaknesses in our internal control over financial reporting related to our accounting for (1) compensated absences of our employees, which we had not been accruing over the service period during which the entitlement was earned, (2) license revenue with respect to sales of sushi, and (3) the reversal of certain non-cash compensation expenses in 2007 which, based on the timing of formal documentation, should have been recorded in 2008. There were no other reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K during 2007 or 2008.

Grant Thornton’s reports on our financial statements for the years ended December 31, 2007 and December 31, 2008 do not contain any adverse opinion or disclaimer of opinion, nor are they qualified or modified as to uncertainty, audit scope or accounting principles.

We have provided Grant Thornton a copy of the disclosures we are making in this prospectus and the registration statement of which this prospectus is a part prior to their initial filing with the SEC and requested that Grant Thornton furnish us with a letter addressed to the SEC stating whether or not Grant Thornton agrees with the above statements. A copy of such letter, dated May 3, 2010, is filed as an Exhibit to the Registration Statement of which this prospectus is a part.

During the years ended December 31, 2007 and December 31, 2008 and during the period from January 1, 2009 through October 14, 2009, neither we nor anyone on our behalf has consulted with Ernst & Young LLP regarding (1) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements; or (2) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv), or any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Quantitative and Qualitative Disclosures About Market Risk

Our principal exposure to market risk relates to changes in interest rates. Our revolving credit facility carries floating interest rates that are tied to LIBOR, the federal funds rate and the prime rate, and therefore, our statements of income and our cash flows will be exposed to changes in interest rates to the extent that we do not have effective hedging arrangements in place. We historically have used interest rate swap agreements to hedge a portion of the variable cash flows associated with the interest on our revolving credit facility and are party to interest rate swap agreements which collectively cover $42.5 million of the indebtedness under our revolving credit facility at December 31, 2009. The fair market value of our interest rate swaps was a loss of $1.6 million at December 31, 2009 and $2.9 million at December 31, 2008, which is recorded in accrued liabilities and other long-term liabilities on our balance sheets. Changes in the fair value of the interest rate swap agreements are recognized as a component of comprehensive income and are recorded in accumulated other comprehensive loss in the stockholders’ equity section of our balance sheets. Even after giving effect to these agreements, we are exposed to risks due to fluctuations in the market value of these agreements and changes in interest rates with respect to the portion of our revolving credit facility that is not covered by these agreements. Based upon a sensitivity analysis at December 31, 2009, a hypothetical 1.0% change in interest rates would have changed our annual interest expense by approximately $1.0 million. We do not use derivative financial instruments for speculative or trading purposes, however, this does not preclude our adoption of specific hedging strategies in the future.

Critical Accounting Policies

In presenting our financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures.

Some of the estimates and assumptions that we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates and assumptions on historical experience or on various other factors that we believe to be reasonable and appropriate under the circumstances. On an ongoing basis, we reconsider and evaluate our estimates and assumptions. Actual results may differ significantly from these estimates. Future results may differ from our estimates under different assumptions or conditions.

We believe that the critical accounting policies listed below involve our more significant judgments, assumptions and estimates and, therefore, could have the greatest potential impact on our financial statements.

For further information on our critical and other significant accounting policies, see the notes to our financial statements included elsewhere in this prospectus.

Inventories

Our inventories are stated at the lower of cost or market. Predominantly all of our inventories are valued using the last-in, first-out, or LIFO, method whereby the costs of the first items purchased remain in inventory and are used to value ending inventory. We use the link chain method for computing dollar value LIFO, whereby the base year values of beginning and ending inventories are determined using cumulative price indexes published by the Bureau of Labor Statistics. Valuing inventory using LIFO requires management to select from different available methods. Using a different method could result in a change in our estimate of the LIFO value of our inventory and that difference could be materially different.

The current cost of our inventories is determined using the first-in, first-out, or FIFO, method. Our FIFO cost includes purchase price net of vendor allowances and cash discounts. The excess of the current cost of inventories over the LIFO value, or the LIFO reserve, was approximately $4.9 million and $4.5 million at December 31, 2008 and 2009, respectively.

Impairment of Long-Lived Assets

We assess our long-lived assets, principally property and equipment, for possible impairment whenever events or changes in circumstances indicate the carrying value of a long-lived asset or group of assets may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If an impairment is indicated, a loss is recognized for any excess of the carrying value over the estimated fair value of the asset.

Our judgment regarding the existence of circumstances that indicate an asset’s carrying value may not be recoverable, and therefore potentially impaired, is based on several factors, including a decision to close a store or an unexpected decline in long-term cash flows. Determining whether an impairment exists requires that we use estimates and assumptions of projected cash flows and operating results for the asset or assets being assessed. Our cash flow projections look several years into the future and include assumptions concerning variables such as the potential impact of operational changes, competitive factors, inflation and the economy. Our estimate of fair value used in calculating an impairment loss is based on market values, if available, or our estimated future cash flow projections discounted to their present value. Using different assumptions and definitions could result in a change in our estimates of cash flows and fair value and those differences could produce materially different results.

Closed Store Reserves

We record a reserve for future lease obligations associated with stores that are no longer being utilized in our current operations. The fair value of the closed store liability is estimated using a discount rate to calculate the present value of the remaining noncancelable lease payments at the cease use date for the store, net of an estimate of subtenant income. Lease payments for operating leases included in our closed store reserve are expected to be paid over the remaining terms of the respective leases, which currently range from approximately seven to twelve years.

Our assumptions about future cash payments to be made as part of the lease agreements are based on the terms contained in the lease agreement. In determining the fair value of the liability, we offset the future lease payments with an estimate of the amount of subtenant income that could be reasonably obtained for the store properties. Our expectations of potential subtenant income are based on variable factors including our knowledge of the geographical area in which the closed property is located, and existing economic conditions. We seek advice from local real estate professionals to develop our assumptions. While we believe our current estimates of reserves for closed properties are adequate, it is possible that market and economic conditions could cause us to change our assumptions and may require additional reserves. We review our estimates used in determining the closed store reserve on a quarterly basis and record adjustments, if necessary, in the period in which the change becomes known.

Insurance Reserves

We use a combination of insurance and self-insurance to provide for potential liability for workers’ compensation, automobile and general liability, product liability, director and officers’ liability, employee health care benefits, and other casualty and property risks. Liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. While we believe that our assumptions are appropriate, the estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

We have not made any material changes in the accounting methodology used to establish our insurance and self-insured liabilities during the past three years.

Because of the significance of the judgments and estimation processes, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. A 10% change in our insurance liabilities at December 31, 2009, would have affected net income by approximately $0.64 million for 2009.

Income Taxes

We have elected to be treated as an S-corporation under Subchapter S of the Internal Revenue Code for federal income tax purposes and for state income tax purposes where allowed. In general, the corporate income or loss of an S-corporation is allocated to its stockholders for inclusion in their personal federal income tax returns and state income tax returns in those states where S-corporation status is recognized. Therefore, no provision or liability for federal or state income tax has been provided in our financial statements except for those states where S-corporation status is not recognized. In connection with this offering our S-corporation status will terminate and we will be treated as a C-corporation under Subchapter C of the Internal Revenue Code, which is applicable to most corporations and treats the corporation as an entity that is separate and distinct from its stockholders. The revocation of our S-corporation election will have an impact on our results of operations, financial condition, and cash flows. Our effective income tax rate will increase and our net income will decrease since we will be subject to both federal and state taxes on our earnings.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis are not material at December 31, 2008 and 2009.

Shadow Equity Bonus Plan

We sponsor a bonus plan under which variable bonus awards are granted to certain key employees at different times during the year. Bonus awards are effective as of January 1 of the year of grant and fully vest on January 1 of the fifth year after the award is granted.

We determine the value of a vested bonus award using a formula defined in the plan document that is based on our actual audited annual earnings for the three years immediately preceding both the effective grant date and the vesting date as defined in the plan document. We recognize compensation expense for the bonus awards ratably over the five-year vesting period.

In order to estimate our liability for shadow equity bonus awards, and accordingly, our periodic compensation expense, we must make certain assumptions about our annual earnings over the vesting period. Computing the value of a bonus award by applying the formula defined in the plan document may require data that is not currently available to us including our annual performance in future years. Therefore, in order to determine the adjustment to our bonus awards liability, and accordingly, the related compensation expense, we must develop estimates of our future annual performance and incorporate these estimates into the formula. We base our estimates of future annual performance on our own internally-developed models and projections. These models are developed using a wide range of factors including our knowledge of the company, our expectations for future growth and our assumptions about operating results to be achieved. These estimated future annual earnings may, or may not, be reasonable when compared to our actual operating results. Application of alternative assumptions in determining our estimated future annual earnings could produce significantly different estimates of the shadow equity bonus plan liability and consequently, the related amounts recognized as compensation expense.

Share-based Compensation

We have not adopted any plans for providing stock option awards to our board of directors or employees. However, in 2009 a stockholder of our company granted stock options to certain of our key employees pursuant to separate arrangements between the stockholder and the respective employees. All awards fully vest in July 2019 or upon the occurrence of certain events, including an initial public offering. The stock options also vest in part in the event that the Berry family otherwise completes a partial sale of our common stock, pro rata in proportion to the percentage of equity sold. We do not have a history of market prices for our common stock. Our board determined the exercise price of the options based upon its estimate of our enterprise value, net of debt, at the time of grant, applying a 40% discount for lack of marketability assuming that the occurrence of other triggering events would take place in 1-2 years. Based on authoritative accounting guidance, we determined we should account for the stock options granted by the stockholder as if the awards were made pursuant to a formal plan adopted by us. As these awards do not meet the equity accounting criteria, we recognize a liability at the end of each reporting period for the portion of the fair value of the awards equal to the percentage of the requisite service rendered to date by the employee. Compensation expense is recognized each period for the change in the liability.

The fair value of the awards is determined at each reporting period using the Black-Scholes option- pricing model which is affected by the fair value of our stock and a number of assumptions, including expected volatility, expected life, and risk-free interest rate.

To determine the fair value of our stock at the initial grant, in 2010 we engaged an unrelated specialist to perform a retrospective independent valuation of the enterprise value of our company. The enterprise value was determined using the market approach and the income approach as of July 2009, the date of initial grant. For the purposes of calculating the option fair value to be recorded as compensation expense in the financial statements, in accordance with authoritative accounting guidance, we assumed we would remain a private company for the ten-year vesting period of the awards as the occurrence of triggering events was not probable, and we applied a discount for lack of marketability of 60%. The discounted enterprise value was then divided by our shares outstanding to determine the per share fair value for the Black-Scholes option-pricing model. Our assumptions of per share fair value are updated for each grant and at the end of the reporting period.

We estimated expected volatility using historical volatility for an industry peer group deemed similar to us that consists of publicly traded companies. We intend to continue to use this same index until a sufficient amount of historical information regarding the volatility of our own share price becomes available. Our estimate of option life is estimated based on the remaining time to the vesting date for the options, assumed to be 9.58 years as of December 31, 2009. We believe this is a reasonable life given the relatively short window of time option holders have to exercise upon vesting. Our risk-free interest rates are based on the yield of U.S. Treasury

STRIPS, the term of which is consistent with the expected term of the stock options. We are required to estimate forfeitures at the time of the grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We record compensation expense only for those awards that are expected to vest.

Valuation models require the input of highly subjective assumptions. Application of alternative assumptions other than these could produce significantly different estimates of the fair value of the share-based liability and consequently, the related amounts recognized as compensation expense. A 10% change in our share-based compensation expense would have affected net income by approximately $.02 million in 2009.

Recent Accounting Pronouncements

For a description of a complete list of recent accounting pronouncements, see the notes to our financial statements included elsewhere in this prospectus.

BUSINESS

Our Company

The Fresh Market is a high-growth specialty retailer focused on creating an extraordinary food shopping experience for our customers. Since opening our first store in 1982, we have offered high-quality food products, with an emphasis on fresh, premium perishables and an uncompromising commitment to customer service. We seek to provide an attractive, convenient shopping environment while offering our customers a compelling price-value combination. As of April 30, 2010, we operated 95 stores in 19 states, primarily in the Southeast, Midwest and Mid-Atlantic United States.

Our business is characterized by the following key elements:

•

Differentiated food shopping experience. We provide a differentiated shopping experience that generates customer loyalty and favorable word-of-mouth publicity. We offer fresh, carefully-selected, high-quality food products focused on perishable categories. Examples of our offerings include hand-trimmed steaks that are aged for tenderness, fresh seafood delivered up to six times per week, hand-stacked produce that is colorfully displayed and French-style baguettes baked in-store each morning. We also provide a level of customer attention that we believe is superior to conventional grocers. We strive to create a “neighborhood grocer” atmosphere that encourages employee-customer interaction and offer full-service departments staffed with knowledgeable and accommodating employees. We believe our customers associate The Fresh Market with this distinct and superior food shopping experience.

•

Smaller-box format and flexible real estate strategy. Our stores average approximately 21,000 square feet, compared to the approximately 40,000 to 60,000 square foot stores operated by many conventional supermarkets. Within this relatively smaller size, we focus on higher-margin food categories and strive to deliver a more personal level of service and a more enjoyable shopping experience. Further, our smaller-box format is adaptable to different retail sites and configurations and has facilitated our successful growth. We expect this format will enable us to continue to extend our geographic presence without compromising our profitability or shopping experience.

•

Disciplined, comprehensive approach to planning and merchandising. We apply a systematic approach to planning and merchandising to support our stores. This comprehensive support includes employee training and scheduling, store design and layout, merchandising programs, product sourcing, and numerous inventory management systems, primarily focused on perishables. We believe our disciplined, comprehensive approach allows us to quickly integrate newly-hired employees, deliver predictable financial performance and expand our store base while delivering a consistent shopping experience.

We believe our high-quality perishable food offerings and smaller, customer-friendly store environment are the key drivers of our differentiated, profitable business model. We strive to offer an extraordinary shopping experience based on quality, consistency, fairness and integrity for our customers and employees.

For 2009, our sales were $861.9 million, an increase of 8.0% from 2008. Our income from operations was $53.1 million for 2009, an increase of 43.4% from 2008.

Our History

The Fresh Market was founded by Ray and Beverly Berry and opened its first store in Greensboro, North Carolina in 1982. In the late 1980s and early 1990s, the company expanded its presence outside of North Carolina, entering Tennessee, Georgia and South Carolina. In 1996, the company entered Florida, where we currently have 23 stores, making Florida our largest market. In 2005, we entered the Midwest, opening stores in Ohio, Indiana and Illinois. In 2009, we entered the Northeast, opening a store in Connecticut with an additional store opened in Massachusetts in 2010.

Throughout The Fresh Market’s history, our company has been characterized by a culture of continuous growth and an innovative approach to perishable product offerings. As the company has grown, we have implemented numerous organizational, technological and process improvements that have standardized our systems and processes and contributed to our ability to scale our operations. At the same time we have fostered a spirit of innovation that encourages our management to continually challenge and enhance our product offerings and services.

Our Competitive Strengths

We attribute our success in large part to the following competitive strengths:

Outstanding food quality, store environment and customer service. We are dedicated to delivering a superior shopping experience that exceeds our customers’ expectations by offering fresh, premium products and providing a high level of customer service. Our high-quality food offerings are the result of our careful selection of distinct products based on a range of attributes such as taste, color, size, grade, marbling, growing conditions, origins and freshness. Additionally, our stores are designed to delight our customers’ senses with an aesthetically pleasing environment. Elements of this environment include colorful product presentations, ceramic tiled floors, darkened ceilings, incandescent lighting, classical music and various aromas including flowers, coffee and freshly baked goods. Additionally, we strive to engender employee pride and enthusiasm, reflecting our belief that a motivated, knowledgeable staff and a service-oriented, engaging shopping experience foster a strong relationship with our customers, generate favorable word-of-mouth publicity and drive sales.

Business well positioned for changing industry trends. We believe that our company is well positioned to capitalize on evolving consumer preferences and other trends currently shaping the food retail industry. These trends include:

•	a growing emphasis on the customer shopping experience;

•	an increasing consumer focus on healthy eating choices and fresh, quality offerings, including regionally and locally sourced products;

•	an improving perception of private-label product quality; and

•	an increasing number of older people, a demographic that is expected to account for a disproportionately higher share of food-at-home spending by households.

We believe that our differentiated food shopping experience, product offerings and smaller-box format complement these industry dynamics and will enable us to continue growing successfully and profitably.

Highly-profitable smaller-box format. Since our founding, we have exclusively operated a smaller-box format, which has proven to be highly profitable. Our stores average approximately 21,000 square feet and carry an edited assortment of approximately 9,000 to 10,000 SKUs at any one time, while many conventional supermarkets are approximately 40,000 to 60,000 square feet and carry an average of 45,000 SKUs. Within this smaller-box format, we focus on higher-margin food categories. Further, we believe our format facilitates interaction among our store managers, customers and staff, enhancing the customers’ shopping experience. Our disciplined, exclusive focus on this format leads to consistent execution across our store base, which we believe allows us to generate higher operating margins than conventional supermarkets. Additionally, the smaller-box format is adaptable to different retail sites and configurations. We expect this format will enable us to continue to extend our geographic presence without compromising our profitability or shopping experience.

Scalable operations and replicable store model. We believe that our infrastructure, including our management systems and distribution network, enables us to replicate our profitable store format and differentiated shopping experience. We expect this infrastructure to be capable of supporting significant expansion. We believe our standardized systems and processes, which rely on refined tools for procurement, inventory management, store operations and employee hiring, training and scheduling, are scalable to meet our expansion goals. We outsource substantially all of our logistics functions to third-party distributors and vendors whom we expect to have sufficient capacity to accommodate our anticipated growth. Additionally, each of our stores utilizes standard product display fixtures with flexible arrangement and design options that enable us to successfully replicate our customers’ shopping experience in stores of various sizes and dimensions. Our store management mobility tracking system allows us to efficiently deploy staff across our stores and place experienced managers in each of our new stores, helping provide a consistent shopping experience at each of our stores.

Experienced management team with proven track record. Our executive management team has extensive experience across a broad range of industries and employs an analytical, data-driven approach to decision-making that is designed to encourage innovation and stimulate continuous improvement throughout the organization. Our executive management team has an average of twelve years of experience in the retail industry and an average of six years with our company, and is complemented by merchandising and operations management with an average of twenty-eight years of food retail experience and an average of ten years with our company.

Our Growth Strategy

We are pursuing several strategies to continue our profitable growth, including:

Expand our store base. We intend to continue to expand our store base and penetrate new markets. We view expansion as a core competency and have more than tripled our store count since 2000. Our disciplined approach to expansion relies upon a structured and rigorous process for market analysis and real estate selection that we believe maximizes the prospects for successful new store openings. We plan to open nine new stores in 2010 (three of which were open as of April 30, 2010). Based upon our operating experience and research conducted for us by The Buxton Company, a customer analytics research firm, we believe that the U.S. market can support at least 500 The Fresh Market stores operating under our current format.

The map below indicates the geographic locations of our 95 stores in the United States as of April 30, 2010.

Our new store operating model, which is based on our historical performance, assumes a target store size of approximately 17,000 to 22,000 gross square feet and assumes we achieve first year sales of $8 million to $10 million. Our target net investment to open most of our stores, depending on site characteristics and other factors, is approximately $3 million to $4 million per store, including build-out costs and initial inventory, net of payables. Our operating model targets a cash flow contribution greater than 10% in the first year of operations, increasing to the low- to mid- teens by the fifth year of operation.

Drive comparable store sales. We aim to increase our comparable store sales by generating growth in the number and average size of customer transactions at our existing stores. The key elements of our strategy to increase the number of customer transactions at our existing stores include:

•	continuing to offer a differentiated food shopping experience that leads to favorable word-of-mouth publicity;

•	continuing to provide an assortment of distinctive, high-quality product offerings to generate new and repeat visits to our stores; and

•	generating customer loyalty through expansion of products offered under our private-label brands.

The key elements of our strategy to increase the amount our customers spend when they visit our stores include:

•	continuing to introduce new and creative products, including products offered under our private-label brands, to accommodate our customers’ evolving preferences;

•	expanding our selection of local and regional products;

•	utilizing in-store cross-marketing; and

•	enhancing our product offering displays.

We believe that our commitment to providing differentiated and creative product offerings in response to customer needs and preferences and our focus on customer service will continue to build customer loyalty and favorable word-of-mouth publicity and lead to increased customer transactions at our stores and growth in the amount our customers spend when they visit our stores.

Increase our highly-attractive operating margins. We intend to continue to increase our highly-attractive operating margins through scale efficiencies, improved systems, continued cost discipline and enhancements to our merchandise offerings. Our anticipated store growth will permit us to benefit from economies of scale in sourcing products and will allow us to leverage our existing infrastructure, corporate overhead and fixed costs to reduce labor and supply chain management costs as a percentage of sales. In addition to our continued expansion, as we refine and improve our various ordering, tracking and product allocation systems, we expect to benefit from additional margin improvement opportunities by increasing sales and reducing inventory shrinkage. We also believe that we can make profitable enhancements to our merchandise offerings by, for example, increasing our selection of local and regional products. Finally, we believe we have the opportunity to pursue new pricing and promotional strategies that will improve our margins.

Industry Overview and Trends

The U.S. food retail industry encompasses store formats ranging from small grocery shops and convenience stores to large supermarkets. According to Nielsen TDLinx and 2009 Progressive Grocer Market Research, the U.S. food retail industry had approximately $995 billion of sales in 2008. The supermarket format represents the largest segment of the food retail industry, with sales totaling approximately $547 billion, or 55% of U.S. food retail industry sales, according to Nielsen TDLinx and 2009 Progressive Grocer Market Research.

This format, of which we are a part, includes conventional, warehouse, supercenter, limited assortment, military commissaries and natural/gourmet foods. We do not believe, however, that we neatly fit into any of these categories. With an average store size of approximately 21,000 square feet, a focus on perishables and 9,000 to 10,000 SKUs in stock at any one time, we believe we are best defined as a specialty food retailer.

Key trends that will continue to shape our market include:

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Increasing focus on the customer shopping experience: Supermarkets are enhancing or attempting to enhance the consumer’s shopping experience in stores even as price competition is increasing. Many conventional supermarkets have reduced new store expansion to direct capital expenditure budgets toward remodeling existing stores. In addition, supermarkets are striving to be more innovative and responsive to consumer preferences with their consumer interactions and product offerings. According to the Food Marketing Institute, 94% of grocery stores now offer prepared foods, 84% have floral departments, 87% carry ethnic foods and 76% carry natural and organic foods.

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Emphasis on healthy, fresh and quality offerings: Supermarkets are increasingly providing and marketing fresh food items consistent with ongoing health trends and greater consumer awareness of the negative aspects of processed foods. Many conventional supermarkets are attempting to complement center aisle grocery formats with fresh formats that emphasize high-quality perishables and prepared foods. The increased popularity of farmers’ markets over the past few years is also indicative of a consumer preference for fresh food items. Additionally, the growing consumer demand for fresh, quality offerings has improved the infrastructure for, and increased the supply of, these items, resulting in improved sourcing, distribution and pricing.

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Localization: An increasing number of consumers believe that locally-grown products are fresher and taste better. Consumers often purchase locally-grown food because they prefer to support local growers. In addition, these consumers may believe that locally-grown food results in a reduced environmental impact.

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Rise of private label: Supermarkets are increasingly developing and promoting private-label brands to distinguish themselves from their competitors and promote customer loyalty. These private-label brands can also offer benefits to retailers through increased margins and, in certain instances, to customers through lower prices compared to branded products. Another key contributor to private-label growth has been the improved product quality image and exclusivity of certain brands, which can further help to differentiate supermarkets from each other.

•

Aging customer demographic: According to the U.S. Census Bureau, by 2030, one in five U.S. residents will be 65 or older, driven by an aging Baby Boomer population (which, according to Nielsen, has the largest overall annual grocery spend per household and also tends to make a greater number of shopping trips per household than younger age groups). In addition, according to a McKinsey & Company study, in 2015, those 50-years and older will account for a disproportionately higher share of food at home spending by households.

Our Products and Stores

We offer fresh, carefully-selected, high-quality food products focused on perishable categories in a store format that has been successful in diverse geographic and demographic markets.

Our Products

We have a significant focus on perishable product categories, which include meat, seafood, produce, deli, bakery, floral, sushi and prepared foods. Our non-perishable product categories consist of traditional grocery and dairy products as well as specialty foods, including bulk, coffee and candy, and beer and wine. We emphasize fresh items that are distinct and of premium quality as compared to our conventional competitors. The following is a breakdown of our perishable and non-perishable sales mix:

	2005	2006	2007	2008	2009
Perishable	66.8%	67.7%	67.7%	67.1%	66.8%
Non-perishable	33.2%	32.3%	32.3%	32.9%	33.2%

Our in-house merchants actively seek high-quality products from a wide range of sources. Our product selection includes:

•

Meat. Our meat department offers our customers a unique Old World butcher shop experience set apart by its flexibility, quality and service. Our professional meat cutters are available during all hours of operation to answer customers’ questions, offer cooking tips and provide custom cuts of meat. Our offerings include steaks that are expertly trimmed and aged for 14 to 21 days to provide restaurant-quality taste and tenderness, fresh turkeys year-round and ground beef that is ground daily in-store from steak trimmings and whole roasts.

•

Seafood. We offer our customers a distinctive selection of fresh seafood and choose our suppliers based on the quality of their offerings. Our stores receive deliveries of fresh seafood up to six times a week, demonstrating our dedication to freshness. One of the distinguishing characteristics of the department is the prepared or “value-added” seafood selections, such as our popular bourbon-marinated salmon and lobster-stuffed tilapia.

•

Produce. We offer our customers a “farmers’ market” experience focused on freshness, variety and abundant displays. For example, our mushroom selection alone consists of around 20 varieties, including French horn, hen-of-the-woods and porcini. We also pride ourselves on offering our customers the “best eating” varieties year-round, and offer a mix of conventional, certified organic and local produce throughout the year depending on quality and availability. An example of our “best eating” varieties is our Sweet Tango apple that may not be available in conventional supermarkets.

•

Grocery and Dairy. We carefully select our grocery and dairy products to provide hard-to-find and premium-quality offerings to our customers, such as truffle oil and Devonshire cream. We have a growing line of our distinctive private-label dairy and non-perishable grocery products that address the wants and needs of our food-savvy shoppers and we employ these products as a vehicle for building and supporting our brand. These include our private-label omega-3 eggs and our private- label dairy products, which comprise a significant share of the dairy products we sell.

•

Prepared Foods. We have a growing prepared foods department with a broad selection of quality products. Our prepared foods operations are focused on simplicity of execution, often relying on standardized recipes and instructions provided to the stores to maintain consistency in quality and food safety across the stores while maintaining a homemade, fresh look and great taste. Our prepared foods include entrees such as turkey meatloaf and stuffed shells, rotisserie selections such as whole chickens and baby back ribs and freshly made sandwiches and sides.

•

Deli. Our European-style delicatessen features a broad assortment of high-quality deli meats and typically offers more than 200 varieties of imported and domestic cheeses. Our cheese selection includes Parmesan Reggiano, fresh mozzarella, manchego, gruyere and imported brie. Our deli meats are sliced to customer specifications and most cheese is cut, wrapped and weighed in-store.

•

Bakery. We utilize a combination of on-site and third-party bakeries to produce our baked goods. The presence of daily on-site baking enhances the customer’s shopping experience and reinforces the freshness and value provided in each store. The open layout of our on-site bakery contributes to our aesthetically-pleasing store environment, for example, by allowing our customers to see and smell warm cookies as they come out of the oven and watch birthday cakes being decorated.

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Bulk, Coffee and Candy. A number of products are offered in bulk format including nuts, dried fruits, snack mixes, coffee and candy. We take pride in the quality and selection we provide, including nut varieties that we believe are larger than those offered by many conventional supermarkets. In addition, we carry only 100% Arabica coffee beans. The substantial number of options and presentation utilizing wooden stands, crates and barrels in these departments helps reinforce the open-air Old World market feeling.

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Beer and Wine. We believe that wine enhances our customers’ food experience. We offer a carefully selected assortment of highly-ranked wines at affordable prices, everyday wines and wine from local vintners. We also offer beers from local, domestic and foreign brewers.

•

Floral and Gifts. Lively, elegant floral displays greet our customers when they enter the store. In order to offer our customers attractive seasonal flowers at peak blooming, we regularly vary the selection of our floral offerings, which include our top-selling roses, orchids and tulips. Our gift selection includes candles, cookbooks, kitchen items and seasonal and holiday gift baskets.

We believe our ability to identify, source, merchandise and market differentiated products is critical to our success. We carefully select new products based on a variety of attributes including taste, color, size, grade, marbling, growing conditions, origins and freshness. Our centralized merchandising team rigorously rotates, updates and re-evaluates our existing merchandise offerings and regularly tests new products in our stores to excite our customers and to better understand customer preferences. Although our typical store carries approximately 9,000 to 10,000 SKUs at any one time, our stores carry approximately 17,000 to 20,000 SKUs over the course of a year. This allows us to maintain a consistent flow of new products in our stores and keep our product assortment fresh and relevant.

Our Pricing Strategy

By maintaining our commitment to providing premium products at reasonable prices, we believe we are able to communicate to our customers a sense of value and foster a relationship of trust, which in turn generates customer loyalty. We attract customers to our stores based on the quality of our products and a differentiated shopping experience, in contrast to many conventional food retailers who frequently use non-discretionary products or promotional pricing to drive sales.

Our pricing decisions are driven by the limited direct overlap between our product offerings and the products offered by most conventional supermarkets. Where our products are directly comparable to those offered by our competitors, such as grocery and dairy staples, beer and wine, we aim to price them competitively, and where our products are recognizably distinct from those offered by our competitors, such as our produce, meat and seafood, we aim to price them at a premium that is commensurate with the product’s higher quality. For example, our Red Delicious apples, because of their size, color and lack of bruising, are priced at a premium to those carried at many conventional supermarkets. In addition, our ground beef, because it is ground fresh in our stores everyday, is priced at a premium to that which is carried by many conventional supermarkets, which may purchase their ground beef frozen and in bulk.

Our Stores

Our stores are organized around distinct departments with engaging merchandise displays that reinforce our emphasis on freshness and service. In addition, our stores are decorated and designed to evoke a “neighborhood grocer” feel, and in some cases are customized to local and regional tastes. The careful design of our stores creates a warm, inviting atmosphere that evokes a simple elegance, with colorful product presentations, ceramic tiled floors, darkened ceilings, incandescent lighting and classical music. The aroma of flowers, coffee and freshly baked goods permeates the stores and other amenities, such as free coffee daily and cut-to-order meats, enhance the shopping experience for our customers. The Fresh Market store atmosphere is meant to encourage the customer to slow down, interact with employees and have an enjoyable shopping experience.

Each of our stores uses standardized product display fixtures with flexible arrangement and design options that enable us to accommodate each store’s distinct customer base and location. Each of our discrete departments, such as deli, bakery, seafood and meat, has several well-developed merchandising and display alternatives to optimize the available space. We position our full-service departments adjacent to each other to provide a “market feel” and foster interaction between employees and customers. As a result, although departments are systematically arranged, they appear customized to local tastes. This further reinforces our ability to successfully replicate our customers’ shopping experience and retain the charm of a “neighborhood grocer.”

The below diagram shows a sample layout of our stores.

We employ a detailed, analytical process to identify new store locations. We target locations based on demographic characteristics, including income and education levels, drive times and population density, as well as other key characteristics including convenience for customers, visibility, access, signage and parking availability. We generally visit a potential location multiple times to perform on-site diligence and interview potential customers. We supplement our in-house efforts by leveraging the expertise of our extensive regional broker network. Our real estate committee, which includes members of senior management, approves all new stores.

Our Store Staffing and Operations

Our typical store is staffed with approximately 70-80 full- and part-time employees including a store manager, two to three assistant store managers and five department heads. The store management team is responsible for all aspects of store execution including managing inventory and cash, maintaining a clean and engaging store environment, and hiring, training and supervising our store employees. Importantly, we encourage our employees, especially our store managers, to engage regularly with our customers. To facilitate staff-customer interaction, our store managers are typically positioned on our selling floor, near our service counters.

In addition, we employ a dedicated new store opening team, including a new store operations manager, which is exclusively focused on the new store opening process. We believe this allows us to seamlessly open new stores while our field management team can focus on continuing to improve the performance of our existing stores.

Our stores are generally open seven days a week from 9:00 am to 9:00 pm Monday through Saturday, and 10:00 am to 8:00 pm on Sunday.

Training and Development

We believe that our success and our growth are dependent upon hiring, training, retaining and promoting qualified and enthusiastic employees who share our passion for delivering an extraordinary food shopping experience. Nearly all of our store managers and district managers are promoted from within, and we actively track and reward mobility to ensure a sufficient pipeline of store managers and assistant store managers.

We provide our store management a number of analytical tools and training programs designed specifically to support the demands of operating a small-box, perishables-focused format. These tools include order review systems, production tools and labor scheduling programs, all of which ensure that we maintain high in-stock levels, minimize shrink and match staffing levels to sales volume and mix. In addition, we provide hands-on training and educational programs to our store employees and assistant managers.

We believe this comprehensive support allows our store management and employees to optimize the operating performance of our stores while fostering a “neighborhood grocer” feel for our customers.

Performance-Based Compensation

We employ a performance-based compensation program for all levels of our management. We regularly communicate individual store performance and company performance to our employees to encourage store management to improve the financial performance of our store base.

Sourcing and Distribution

We source our products from approximately 1,000 vendors and suppliers and, unlike most conventional supermarkets, separately utilize third-party logistics providers for distribution. Our in-house merchants source only those products that meet our high specifications for quality, and we maintain strict control over the products that are sold in our stores.

Our distribution strategy is to capitalize on the capabilities of best-in-class third-party logistics providers and, as such, we do not own warehouses, distribution facilities or transportation equipment. We outsource substantially all of our logistics functions to third-party distributors and vendors.

We believe that our sourcing model and distribution strategy enable us to:

•	focus on our core competency of in-store food retail rather than logistics;

•	grow our geographic footprint and operate profitably in new markets without a need for critical mass in any one market;

•	benefit from best-in-class logistics solutions and related, rapidly evolving technologies; and

•	capture scale efficiencies and increase negotiating power with both our suppliers and our distributors.

With each of our sourcing and logistics contracts we seek to increase our efficiency, generate higher margins and achieve better returns. As a result, we are willing to switch logistics providers from time to time when appropriate.

Since 2007, Burris Logistics has been our primary logistics provider, and has managed inventory replenishment, warehouse operations and transportation for all of our stores. Burris Logistics warehoused and distributed products that accounted for approximately 56% of the merchandise we purchased during 2009. We expect that Burris Logistics will have sufficient capacity to accommodate our anticipated growth through the medium term and that we have various alternatives, including Burris Logistics, available to us for long-term growth.

We also have certain grocery, candy, bulk and spice vendors that distribute across all our stores, as well as individual, store-managed relationships with bread and bakery vendors.

Marketing and Advertising

We believe that the distinct and superior food shopping experience we offer our customers, and our customers’ association of that shopping experience with The Fresh Market, are major drivers of our comparable store sales and enable us to spend less on advertising than our conventional competitors. We rely primarily on favorable word-of-mouth publicity to drive sales growth rather than traditional marketing activities, such as weekly newspaper circulars that are focused on price promotions. In 2009, our marketing expense was 0.2% of annual revenues, which we believe is significantly lower than that of our competitors. Our stores spend most of their marketing budgets on in-store merchandising-related activities, including promotional signage and events such as taste fairs, classes, tours, cooking demonstrations and product samplings. We use in-store signage to highlight new products and any differentiated aspects of our products. We also distribute a weekly electronic newsletter named “Fresh Ideas” to share new products, seasonal produce, recipes and weekly specials with our customers.

Competition

Food retail is a large and competitive industry. Our competition varies and includes national conventional supermarkets such as Kroger and Safeway, regional supermarkets such as Harris Teeter and Publix, national superstores such as Wal-Mart and Target, alternative food retailers such as Whole Foods and Trader Joe’s, and local supermarkets, natural foods stores, smaller specialty stores and farmers’ markets. Each of these stores competes with us on the basis of product selection, quality, customer service, price or a combination of these factors. We believe our commitment to high-quality perishable offerings at competitive prices and our focus on customer service differentiate us in this marketplace.

Intellectual Property

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. In particular, our trademarks, including our registered The Fresh Market, Experience the Food and TFM trademarks, are valuable assets that reinforce our customers’ favorable perception of our stores.

In addition to our trademarks, we believe that our trade dress, which includes the design, arrangement, color scheme and other physical characteristics of our stores and product displays, is a large part of the “neighborhood grocer” atmosphere we create in our stores and enables customers to distinguish our stores and products from those of our competitors.

From time to time, third parties have used names similar to ours, have applied to register trademarks similar to ours and, we believe, have infringed or misappropriated our intellectual property rights. Third parties have also, from time to time, opposed our trademarks and challenged our intellectual property rights. We respond to these actions on a case-by-case basis. The outcomes of these actions have included both negotiated out-of-court settlements as well as litigation.

As part of our ongoing efforts to protect our intellectual property rights, on February 2, 2010, we filed a Notice of Opposition with the United States Patent and Trademark Office in response to an application filed by Associated Food Stores, Inc. (“Associated”), which operates supermarkets under the name “A Fresh Market” in Utah, to register the trademark “A Fresh Market”. Associated subsequently filed an answer and counterclaim on March 15, 2010, in which it, among other things, is seeking to cancel our registered The Fresh Market trademark and related design mark, alleging that they are generic names for the goods and services for which they are registered. We deny Associated’s claims and intend to defend our trademarks in these proceedings. As such, on April 26, 2010, we filed a motion to dismiss the counterclaims made by Associated and to strike certain affirmative defenses raised by Associated. We refer to the currently pending proceedings as the “Associated Proceedings”. See “Risk Factors”.

In the ordinary course of our business, we evaluate the branding of our stores and products and how they are perceived by our customers. As part of this evaluation, we regularly develop new marks and explore using existing marks in new ways. Whether or not our The Fresh Market trademark rights are narrowed or canceled, including as a result of the Associated Proceedings, we may decide (1) to continue to use The Fresh Market name and related design, (2) to use our other existing trademarks on a wider or different basis or (3) to develop new trademarks, which could also incorporate The Fresh Market name. We cannot assure you that we would be successful in any such effort. However, we believe that the strength of our business is driven by the distinct and superior food shopping experience we offer our customers. We therefore believe that we will be able to expand our business and pursue our growth strategy even if The Fresh Market trademark and related design mark are impaired.

Regulatory

Our stores are subject to various local, state, federal and international laws, regulations and administrative practices affecting our business. We must comply with provisions regulating health and sanitation standards, food labeling, equal employment, minimum wages, licensing for the sale of food and, in many stores, licensing for beer and wine or other alcoholic beverages. The manufacturing, processing, formulating, packaging, labeling and advertising of products are subject to regulation by various federal agencies including the Food and Drug Administration, the Federal Trade Commission, the United States Department of Agriculture, the Consumer Product Safety Commission and the Environmental Protection Agency.

Insurance

We use a combination of insurance and self-insurance to provide for potential liability for workers’ compensation, automobile and general liability, product liability, director and officers’ liability, employee health care benefits, and other casualty and property risks. Changes in legal trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, insolvency or insurance carriers, and changes in discount rates could all affect ultimate settlements of claims. We evaluate our insurance requirements on an ongoing basis to ensure we maintain adequate levels of coverage.

Properties

Our corporate headquarters are located in Greensboro, North Carolina and, as of April 30, 2010, we operated 95 stores in 19 states. In 2009 we increased our store base by six stores and we plan to open a total of nine stores over the course of 2010 (three of which were open as of April 30, 2010). The following store list shows the number of stores operated in each state as of April 30, 2010:

State	Total Number of Stores	State	Total Number of Stores
Alabama	4	Mississippi	1
Arkansas	1	North Carolina	15
Connecticut	1	Ohio	5
Florida	23	Pennsylvania	3
Georgia	9	South Carolina	4
Illinois	4	Tennessee	6
Indiana	3	Virginia	6
Kentucky	3	Wisconsin	1
Louisiana	3
Maryland	2	Total	95
Massachusetts	1

We lease all of the properties for our 95 stores as well as our corporate headquarters. Our typical lease has a primary term of ten or fifteen years, with multiple options to renew that extend the term of our control. We do not believe that any individual store property is material to our financial condition or results of operation. Of the leases for our stores, one expires in 2010, two expire in 2011, one expires in 2012 and the balance expire at varying terms thereafter. We control options to renew and extend the terms of each of the active-store leases scheduled to expire in 2010, 2011 and 2012. As of April 30, 2010, we have executed nine leases for planned store openings throughout the rest of 2010 and 2011.

In addition to new store openings, we occasionally remodel and relocate existing stores to improve operating performance. Despite the relative youth of our store base, we continuously consider whether any of our stores needs a remodel or relocation. We generally relocate stores to improve site characteristics or if customer demographics in the area have changed.

Employees

As of December 31, 2009, we employed approximately 6,900 people, none of whom are subject to a collective bargaining agreement. We believe our employee relations are satisfactory.

Seasonality

The food retail industry and our sales are affected by seasonality. Our average weekly sales fluctuate during the year and are usually highest in the fourth quarter when customers make holiday purchases.

Legal Proceedings

In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims, including, but not limited to, intellectual property disputes, contractual disputes, premises claims and employment, environmental, health, and safety matters. Although we cannot predict with certainty the ultimate resolution of any lawsuits, investigations and claims asserted against us, we do not believe any currently pending legal proceeding to which we are a party will have a material adverse effect on our business, prospects, financial condition, cash flows or results of operations, except for the proceedings described in the immediately succeeding paragraph, which could have a material adverse effect on us.

On February 2, 2010, we filed a Notice of Opposition with the United States Patent and Trademark Office in response to an application filed by Associated Food Stores, Inc. (“Associated”), which operates supermarkets under the name “A Fresh Market” in Utah, to register the trademark “A Fresh Market”. Associated subsequently filed an answer and counterclaim on March 15, 2010, in which it, among other things, is seeking to cancel our registered The Fresh Market trademark and related design mark, alleging that they are generic names for the goods and services for which they are registered. We deny Associated’s claims and intend to defend our trademarks in these proceedings. As such, on April 26, 2010, we filed a motion to dismiss the counterclaims made by Associated and to strike certain affirmative defenses raised by Associated. See “Business—Intellectual Property”.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our current executive officers and directors as of April 30, 2010. The business address of all of our executive officers and directors is 628 Green Valley Road, Suite 500, Greensboro, North Carolina 27408.

Name	Age	Position(s)
Ray Berry	69	Chairman of the Board
Brett Berry	43	Vice Chairman of the Board
Mike Barry	39	Vice Chairman of the Board
Craig Carlock	43	President and Chief Executive Officer
Lisa Klinger	43	Executive Vice President and Chief Financial Officer
Randy Kelley	39	Senior Vice President—Real Estate and Development
Sean Crane	42	Senior Vice President—Store Operations
Marc Jones	38	Senior Vice President—Merchandising and Marketing

Backgrounds of Current Executive Officers and Directors

Set forth below is information concerning our current executive officers and directors identified above.

Ray Berry is the founder of The Fresh Market, has served as Chairman of our Board of Directors since he started the company in 1981 and served as our President and Chief Executive Officer from 1981 until 2007. Prior to starting the company, Mr. Ray Berry held positions at numerous grocery and retail companies, including Vice President of Stores at The Southland Corporation (former parent of 7-Eleven) where he was responsible for the operations of nearly 4,000 7-Eleven stores. Mr. Ray Berry received a B.A. in Psychology from San Diego State University and also completed the Stanford Executive Program at the Stanford Graduate School of Business. Mr. Ray Berry is the father of Mr. Brett Berry and the father-in-law of Mr. Mike Barry, both of whom are also members of our board of directors.

We believe Mr. Ray Berry’s qualifications to serve on our board of directors include his knowledge of our company and the food retail industry and his years of leadership at our company.

Brett Berry has served as Vice Chairman of our Board of Directors since March 2009 and has been a director since December 1985. Mr. Brett Berry served as our President and Chief Executive Officer from January 2007 until January 2009. He joined the company in 1998 and has held various positions in the marketing and operations departments, including Chief Operating Officer, Executive Vice President of Operations and Vice President of Marketing. Prior to joining the company, Mr. Brett Berry was a consultant with Mercer Management Consulting (now Oliver Wyman Group). Mr. Brett Berry received a Masters in Business Administration from the Wharton School of Business, a Juris Doctor from the University of North Carolina’s School of Law, and an A.B. in English from Davidson College. Mr. Brett Berry is the son of Mr. Ray Berry and the brother-in-law of Mr. Mike Barry, both of whom are also members of our board of directors.

We believe Mr. Brett Berry’s qualifications to serve on our board of directors include his knowledge of our company and the food retail industry and his extensive management experience at our company.

Mike Barry has served as Vice Chairman of our Board of Directors since March 2009 and has been a director since June 2001. Mr. Barry served as our Executive Vice President and Chief Financial Officer from January 2007 until March 2009. He joined the company in 2002 and has held various positions in the marketing department. Mr. Barry is currently a manager at Barrier Island Capital Advisors, Inc., an investment fund. Mr. Barry previously worked as an equity research analyst with Frontier Capital Management. Mr. Barry received a Masters in Business Administration from Harvard Business School and a B.A. in Mathematics from Duke University. Mr. Mike Barry is the son-in-law of Mr. Ray Berry and the brother-in-law of Mr. Brett Berry, both of whom are also members of our board of directors.

We believe Mr. Barry’s qualifications to serve on our board of directors include his prior management experience at our company and his expertise in capital markets and investment management.

Craig Carlock has served as our President and Chief Executive Officer since January 2009. Mr. Carlock served as our Senior Vice President and Chief Operating Officer from January 2007 until January 2009. He joined the company in 1999 and previously served as Director of Marketing, Vice President of Marketing and Senior Vice President of Operations. Before joining the company, Mr. Carlock worked at Procter & Gamble in various finance positions for six years. Mr. Carlock received a Masters in Business Administration from the University of Virginia’s Darden School and a B.A. in Economics from Davidson College.

Lisa Klinger has served as our Executive Vice President and Chief Financial Officer since March 2009. Prior to joining the company, Ms. Klinger served as interim Chief Financial Officer during 2008 and Senior Vice President—Finance and Treasurer from May 2005 to March 2009 of Michael’s Stores and Assistant Treasurer at Limited Brands from August 2000 to May 2005. She received a B.S. from Bowling Green State University.

Randy Kelley has served as our Senior Vice President—Real Estate and Development since May 2008. Mr. Kelley served as our Vice President—Real Estate from February 2006 until May 2008. He joined the company in 2004 and previously served as a Real Estate Manager and Director of Real Estate. Prior to joining the company, Mr. Kelley worked with ePLUS Technologies and held various positions at First Union National Bank. He received a Masters in Business Administration from the University of North Carolina at Chapel Hill and a B.A. from the University of North Carolina at Charlotte.

Sean Crane has served as our Senior Vice President—Store Operations since 2006. Mr. Crane served as our Senior Vice President—Real Estate and Development from 2005 until 2006. He joined the company in 2001 and previously served as Controller, Director of Real Estate, Vice President—Real Estate and Vice President—Real Estate and Development. Prior to joining the company, Mr. Crane held various management positions in accounting and finance with Grand Union, Neiman Marcus and Office Depot. Mr. Crane is a Certified Public Accountant and received a Masters in Business Administration from the University of North Carolina at Chapel Hill and a B.B.A. in accounting from Florida Atlantic University.

Marc Jones has served as our Senior Vice President—Marketing and Merchandising since January 2009. Mr. Jones served as our Vice President—Marketing and Merchandising from February to December 2009. He joined the company in 2006 and previously served as Director of Merchandising (Non-Perishables) and Vice President—Marketing (Non-Perishables). Prior to joining the company, Mr. Jones was a Vice President at Daymon Worldwide. He received a Masters in Business Administration from Harvard Business School and two B.A.s from Queens University.

Board of Directors

Board Composition

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently has three members. Upon the consummation of this offering, our amended and restated bylaws will provide that our board of directors will consist of a number of directors to be fixed from time to time by a resolution of the board. Immediately following the completion of this offering, we expect that our board of directors will consist of at least five directors, of which no less than two will be independent.

As of the consummation of this offering, our restated certificate of incorporation and amended and restated bylaws will provide for a staggered, or classified, board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors will be and their terms will expire at the annual meeting of stockholders to be held in 2011;

•	the Class II directors will be and their terms will expire at the annual meeting of stockholders to be held in 2012; and

•	the Class III directors will be and their terms will expire at the annual meeting of stockholders to be held in 2013.

Upon expiration of the term of a class of directors, directors for that class will be elected for a three-year term at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Controlled Company

We intend to avail ourselves of the “controlled company” exception under the corporate governance rules of The NASDAQ Stock Market. Accordingly, we will not have a majority of “independent directors” on our board of directors nor will we have a compensation committee and a nominating and corporate governance committee composed entirely of “independent directors” as defined under the rules of The NASDAQ Stock Market. Further, compensation for our executives and selection of our director nominees will not be determined by a majority of “independent directors” as defined under the rules of The NASDAQ Stock Market. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Sarbanes-Oxley and The NASDAQ Stock Market, which require that our audit committee be composed of at least three members, one of whom will be independent upon the consummation of this offering, a majority of whom will be independent within 90 days from the date of this prospectus and each of whom will be independent within one year from the date of this prospectus.

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee member will be appointed by the board of directors and will serve until his or her successor is elected and qualified, unless he or she is earlier removed or resigns.

Audit Committee

Upon the consummation of this offering, we expect to have an audit committee that consists of at least two directors who are not otherwise affiliated with either us or the Berry family. The committee will have responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	overseeing management’s establishment and maintenance of processes to assure our compliance with all applicable laws, regulations and corporate policies;

•	reviewing our annual and quarterly financial statements prior to their filing and prior to the release of earnings; and

•

reviewing the performance of the independent accountants and making recommendations to the board of directors regarding the appointment or termination of the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants.

will serve on the audit committee upon the consummation of this offering, with             serving as the chair of the audit committee. The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Our board of directors will adopt a written charter for our audit committee, which will be available on our corporate website at www.thefreshmarket.com upon consummation of this offering.

Compensation Committee

Upon the consummation of this offering, we expect to have a compensation committee that will have responsibility for, among other things:

•	reviewing our compensation practices and policies, including equity benefit plans and incentive compensation;

•	reviewing key employee compensation policies;

•	monitoring performance and compensation of our employee-directors, officers and other key employees; and

•	preparing recommendations and periodic reports to the board of directors concerning these matters.

will serve on the compensation committee upon completion of this offering, with              serving as the chair of the compensation committee.

Our board of directors will adopt a written charter for our compensation committee, which will be available on our corporate website at www.thefreshmarket.com upon consummation of this offering.

Nominating and Corporate Governance Committee

Upon the consummation of this offering, we expect to have a nominating and corporate governance committee that will have responsibility for, among other things:

•	making recommendations as to the size, composition, structure, operations, performance and effectiveness of the board of directors;

•	establishing criteria and qualifications for membership on the board of directors and its committees;

•	assessing and recommending to the board of directors strong and capable candidates qualified to serve on the board of directors and its committees;

•	developing and recommending to the board of directors a set of corporate governance principles; and

•	considering and recommending to the board of directors other actions relating to corporate governance.

will serve on the nominating and corporate governance committee upon the consummation of this offering, with              serving as the chair of the nominating and corporate governance committee.

Our board of directors will adopt a written charter for our nominating and corporate governance committee, which will be available on our corporate website at www.thefreshmarket.com upon consummation of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serve, or in the past year have served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Ethics

In connection with this offering, our board of directors will adopt a code of ethics that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code of ethics will address, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of ethics, employee misconduct, conflicts of interest or other violations. Our code of ethics will be publicly available on our website at www.thefreshmarket.com. Any waiver of our code of ethics with respect to our chief executive officer, chief financial officer, controller or persons performing similar functions may only be authorized by our audit committee and will be disclosed as required by applicable law.

Director Compensation

Our directors in 2009 were Ray Berry, Brett Berry and Mike Barry. All such directors were also executive officers, and they did not receive any compensation for their services as directors in addition to their executive compensation.

In connection with the offering, our board of directors has engaged the outside consulting firm Fred W. Cook & Company, Inc. (“FW Cook”) to help develop compensation policies that are appropriate for a public company. Together with FW Cook, our board of directors will undertake a review of director and executive officer compensation trends at comparable companies and set compensation programs following the completion of this offering.

We are currently in the process of determining the compensation packages of the directors who will comprise our board of directors following consummation of this offering. Because this is an ongoing process, it is not currently possible to include meaningful disclosure on this subject. Accordingly, we have not included a section discussing the details of our anticipated director compensation program. As the process progresses, we will include the relevant disclosure in subsequent amendments to the registration statement, of which this prospectus forms a part. We anticipate that only those directors who are considered independent directors under the rules of The NASDAQ Stock Market will receive compensation from us for their service on our board of directors.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis explains the material elements of the compensation of our named executive officers in 2009, who are set forth in the table below:

Name	Title
Craig Carlock	President and Chief Executive Officer (“CEO”)
Brett Berry	Vice Chairman and Former President and CEO
Lisa Klinger	Executive Vice President and Chief Financial Officer (“CFO”)
Mike Barry	Vice Chairman and Former Executive Vice President and CFO
Sean Crane	Senior Vice President—Store Operations
Marc Jones	Senior Vice President—Merchandising and Marketing
Randy Kelley	Senior Vice President—Real Estate and Development

How have compensation decisions historically been made, and how is the compensation program likely to evolve after the offering?

Prior to this offering, we were privately held by the Berry family. Accordingly, we have not been subject to stock exchange listing or SEC rules, including those requiring that a majority of our board of directors be independent or regarding the formation and functioning of board committees, such as the compensation committee. All of our prior compensation policies and determinations pertaining to our named executive officers, including those made for 2009, were the product of negotiations between the named executive officers and the board of directors.

In connection with the offering, our board of directors has engaged the outside consulting firm FW Cook to help develop compensation policies that are appropriate for a public company. Together with FW Cook, our board of directors will undertake a review of director and executive officer compensation trends at comparable companies and set compensation programs following the completion of this offering.

Following this offering, we anticipate that our compensation programs for our named executive officers, as developed and implemented by our compensation committee, will vary from our historical practice. We expect that our compensation committee will meet several times per year to determine the components and levels of compensation and the appropriate performance metrics. While our post-offering plans and programs have not yet been determined, we expect to implement an omnibus incentive compensation plan that would enable us to grant a range of cash- and equity-based incentive awards, the vesting criteria of which may be performance- or time-based. In addition, we recently implemented a non-qualified deferred compensation plan in which our named executive officers, other than our former officers, are eligible to participate.

Compensation Programs and Practices in 2009

What were the objectives and principles of our named executive officers’ compensation?

The following description explains the objectives and principles of our named executive officers’ compensation in 2009:

•

Achieving strong, consistent business performance: Our primary goal was achieving strong business performance that would maximize our long-term value. We advanced this goal by emphasizing annual, merit-based salary increases rather than short-term incentives. While still rewarding superior performance, this practice provided our named executive officers with predictable compensation levels that did not encourage excessive risk-taking for short-term gain.

•

Aligning interests with stockholders: We sought to align the interests of the named executive officers with those of our stockholders by granting equity-based awards, which tied our named executive officers’ compensation to our equity value.

•

Attracting and retaining valuable employees: We believe that attracting and retaining proven, talented executives is critical to maximizing our long-term performance. Accordingly, in 2009 we set our named executive officers’ total compensation at levels that we believed were competitive with those of comparably positioned executives at firms in our industry and geographic region (although we did not formally benchmark pay levels against those at peer firms) and granted performance-based awards with vesting requirements.

•

Fostering company cohesion: We believe that aligning the compensation of our named executive officers with that of other employees is critical to fostering a sense of common purpose within our company. Accordingly, in 2009 we generally adjusted compensation levels for our named executive officers in a manner directionally consistent with the adjustments we have made in compensation for other store employees.

What were the components of our named executive officers’ compensation program and how did they reflect the objectives and principles described above?

The principal components of our named executive officers’ compensation program in 2009 were base salaries, annual cash bonuses, quarterly performance bonuses and long-term incentive compensation. We also provided named executive officers with retirement benefits (including matching contributions to our 401(k) plan), health and welfare benefits and limited perquisites (such as personal use of corporate automobiles).

We believe that the combination of these components achieved the objectives and principles described above. In the following sections, we will provide more detail about the various components of our 2009 compensation programs and the components’ roles in implementing our objectives and principles.

How were base salaries determined?

Historically, our board of directors reviewed and decided whether to adjust base salaries for both the named executive officers and certain other corporate and store employees at the same time. This company-wide annual review of base salaries, which generally took place in February of each year, helped promote company cohesion. In setting base salaries for the named executive officers, the board of directors engaged in a subjective analysis that took into consideration individual and company performance, market conditions, job responsibilities, the prior year’s base salaries and relativity in pay, both among the named executive officers and between the named executive officers and certain other employees.

In February 2009, Messrs. Carlock, Jones and Kelley received salary increases as a result of job promotions. In October 2009, Mr. Crane received a modest salary increase in recognition of improved company performance. Ms. Klinger’s 2009 base salary was set at the time of her hiring in March 2009.

Upon consummation of this offering, the compensation committee will play a significant role in the annual review and base salary determination of named executive officers.

How was annual bonus compensation determined?

Historically, the board of directors has awarded annual cash bonuses in order to motivate the named executive officers and reward them on the basis of a variety of criteria. In determining the amount of such awards, the board of directors took into consideration individual and company performance, job responsibilities and relativity of bonus awards among the named executive officers, among other factors.

In 2009, Messrs. Carlock, Crane, and Kelley were offered, and each accepted, the opportunity to receive quarterly performance bonuses in lieu of annual performance bonuses. The amounts of these bonuses were determined at the discretion of our board of directors. The amounts of the quarterly performance bonuses for 2009 were principally based on the company’s cash flow.

In 2009, Ms. Klinger’s and Mr. Jones’s annual bonus amounts were determined by means of a subjective analysis by the board of directors and our Chief Executive Officer that took into consideration their individual and company performance, particularly with respect to annual growth in EBITDA. Ms. Klinger, however, was entitled to a bonus of at least $50,000 pursuant to the terms of her employment agreed upon at the time of her hiring. We awarded an additional $711,140 discretionary bonus to Mr. Crane in lieu of certain stock options he would have otherwise been awarded.

What types of long-term incentive compensation did the named executive officers receive?

For 2009, the named executive officers, other than our former officers, received a substantial portion of compensation in the form of long-term cash- and equity-based awards. Such awards were designed to align the incentives of our executives with the interests of our stockholders and with our long-term success. Additionally, the board of directors believed that such awards enabled us to attract, motivate and retain executive talent.

Prior to 2009, the board of directors allowed some of the named executive officers to choose between receiving Shadow Equity Bonus awards (“SEBs”) or immediate cash payments, in lieu of such awards. SEBs generally vested after five years and paid a cash amount equal to the cash base amount of the relevant SEB increased by the percentage increase in average EBITDA for the three years preceding vesting from average EBITDA for the three years preceding the grant of the award; however, the payout could never be less than the cash base amount of the relevant SEB. “EBITDA,” as used in the SEBs, means our earnings before interest expense, tax expense and depreciation and amortization expenses for the applicable year plus store closure and exit costs. The board of directors believed that using this methodology was an appropriate performance metric because it rewards sustained earnings growth and encourages the named executive officers to focus on our long-term success. In addition, because stockholder dividends were historically paid on the basis of EBITDA, this arrangement further aligned stockholder and employee incentives. The levels of the cash base amounts were based on the named executive officers’ job levels and responsibilities.

In 2009, the board of directors determined not to issue any additional SEBs to any of the named executive officers. Ms. Klinger, however, received an SEB award pursuant to the terms agreed upon at the time of her hiring. Instead, our board of directors and its Chairman, Mr. Ray Berry, who is also our principal stockholder, decided that Mr. Ray Berry would grant the named executive officers, other than Mr. Brett Berry and Mr. Barry, stock options exercisable for shares owned by him. Ms. Klinger was also granted such stock options. The stock options generally fully vest after ten years or upon certain events such as a change in control or the consummation of an initial public offering. The terms of the options stipulate that they are forfeited if they are not exercised within 60 days following any vesting event.

Why did Mr. Ray Berry grant stock options to the named executive officers?

Stock options provide increased value to the named executive officers if the value of our common stock increases and the named executive officers remain employed for a significant period of time. This serves to align their interests with those of our stockholders and helps us to retain these officers.

What were our general practices regarding the granting of stock options?

The number of stock options granted to the named executive officers was discretionary, but factors considered included their relative job responsibilities and the value of certain SEBs that the executives forfeited. Stock options were granted to the named executive officers with a strike price set at a 40% discount to the board’s estimate of enterprise value, net of debt, in consideration of the substantial illiquidity of our equity as a private company and the risks associated with being minority stockholders in a private company with concentrated equity ownership.

Did the named executive officers receive perquisites?

We provided the named executive officers with access to corporate automobiles (and paid the related taxes and insurance) and a company credit card to pay for gas and vehicle maintenance. This perquisite developed because, historically, our employees, including our named executive officers, were required to travel significantly to promote our business and monitor our store operations. We also provided a reimbursement for deductibles and out-of-pocket medical expenses through executive health insurance and reimbursement of relocation expenses.

Did the named executive officers participate in a severance plan?

No. Prior to this offering, none of the executive officers participated in a severance plan.

Were the named executive officers parties to employment agreements or change-in-control agreements?

Other than Ms. Klinger, whose terms of employment were agreed upon at the time of her hiring, none of the named executive officers have been party to an employment agreement. None of our named executive officers have been party to a change in control agreement.

Did any of the components of our named executive officers’ compensation provide benefits upon a termination of employment or a change in control?

Yes. The SEBs and stock options contained vesting triggers tied to a termination of employment due to the executive’s death or disability. They also contained vesting triggers tied to a sale of all or substantially all of the assets or the equity interests of the company by the Berry family, or, with respect to stock options, a partial sale of the company by the Berry family or the consummation of an initial public offering. In the event of a vesting trigger other than a partial sale, the long-term incentive awards would vest in full. In the event of a partial sale, the stock options would vest pro rata in proportion to the percentage of equity sold by the Berry family. Vesting triggers tied to a change in control encouraged the named executive officers to remain with us and to work to increase stockholder value despite the professional uncertainty that such transactions may pose to the named executive officers.

Upon consummation of this offering, the named executive officers’ stock options will become fully vested and will be forfeited if not exercised within 60 days of vesting. Upon consummation of this offering, previously awarded SEBs will remain outstanding in accordance with their terms.

Did we consider the tax impact of the compensation that we provide?

Section 162(m) of the Internal Revenue Code limits the tax deductibility by a public company of compensation in excess of $1 million paid to certain of its most highly compensated executive officers. However, performance-based compensation that has been approved by stockholders is excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals.

Historically, as a private company, the limitations of Section 162(m) have not been applicable to us. In the future, we anticipate that the compensation committee will consider the tax impact of all compensation arrangements in light of our overall compensation philosophy and objectives. However, there may be circumstances in which our and our stockholders’ interests are best served by providing compensation that is not fully deductible and our ability to exercise discretion outweighs the advantages of qualifying compensation under Section 162(m).

2009 SUMMARY COMPENSATION TABLE

Name	Position	Year	Salary($)	Bonus($)(1)	Option Awards($)(2)	Non-Equity Incentive Plan Compen- sation($)(3)	All Other Compen- sation($)(4)	Total($)
Brett Berry	Vice Chairman of the Board and former CEO	2009	97,885				15,277	113,162
Mike Barry	Vice Chairman of the Board and former CFO	2009	97,885				16,877	114,762
Craig Carlock	President and Chief Executive Officer	2009	334,904	306,909	818,138		15,067	1,475,018
Lisa Klinger	Executive Vice President and Chief Financial Officer	2009	258,923	215,500	1,760,546		95,105	2,330,074
Sean Crane	Senior Vice President—Store Operations	2009	242,105	895,685	490,883		23,181	1,651,854
Randy Kelley	Senior Vice President—Real Estate and Development	2009	200,115	123,364	327,255	14,223	16,384	681,341
Marc Jones	Senior Vice President— Merchandising and Marketing	2009	209,500	75,000	880,273		15,827	1,180,600

(1)	Bonus compensation for Messrs. Carlock, Crane and Kelley includes the amount of certain discretionary quarterly performance bonuses. Mr. Carlock received $306,909 in such bonuses; Mr. Crane received $184,545 in such bonuses; and Mr. Kelley received $123,364 in such bonuses. Mr. Crane’s bonus amount also includes an additional $711,140 discretionary payment. The value in this column for Ms. Klinger consists of (i) her annual bonus, a portion of which was a guaranteed minimum bonus, and a portion of which was payable at the discretion of the board of directors, and (ii) her $100,000 signing bonus. The value in this column for Mr. Jones consists of his annual bonus, the entire amount of which was payable at the discretion of the board of directors.
(2)	Amounts disclosed in this column represent the grant-date fair market value of the options granted to the executives in 2009, computed in accordance with FASB ASC Topic 718, determined using the Black-Scholes option-pricing model. Options granted to the executives other than Ms. Klinger and Mr. Jones were valued based on a volatility of 40%, an estimated life of 10 years, a risk-free rate of return of 4.09% and a stock value of $4,623 per share (which does not give effect to the anticipated for stock split). Options granted to Ms. Klinger and Mr. Jones were valued based on a volatility of 40%, an estimated life of 9.58 years, a risk-free rate of return of 4.08% and a stock value of $8,901 per share (which does not give effect to the anticipated for stock split).
(3)	This column consists of the value of Mr. Kelley’s SEBs that were fully earned as of December 31, 2009.
(4)	All Other Compensation for each officer includes reimbursements and costs paid directly by us for personal use of corporate vehicles, including the related taxes, maintenance, insurance and gas (and, in the case of Ms. Klinger, the full $46,850 purchase price of a company car purchased on her behalf), retirement benefit matching contributions and deductibles and out-of-pocket expenses for medical insurance. Ms. Klinger’s All Other Compensation also includes $41,564 in relocation expenses.

2009 GRANTS OF PLAN-BASED AWARDS TABLE

During 2009, the named executive officers received several types of plan-based awards, as shown in the table below.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/ Share) (2)	Closing Market Price on the Grant Date ($/Share))		Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)
Brett Berry
Mike Barry
Craig Carlock	7/16/2009					441.1875	9,146	4,623	(3)	818,138
Lisa Klinger(1)	12/18/2009					352.9500	9,146	8,901	(4)	1,760,546
	2009	100,000	268,797
Sean Crane	7/20/2009					264.7125	9,146	4,623	(3)	490,883
Randy Kelley	7/20/2009					176.4750	9,146	4,623	(3)	327,255
Marc Jones	12/16/2009					176.4750	9,146	8,901	(4)	880,273

(1)	Amounts disclosed relate to Ms. Klinger’s SEB award. While SEB awards do not have specific target amounts, the amount reported under the “Target” column is a representative amount based on our performance trends.
(2)	The exercise price of the stock options was determined by our board of directors by dividing the board’s estimate of our enterprise value, net of debt, at that point in time by the number of outstanding shares, and applying a 40% discount. The amounts in this column do not give effect to the anticipated for stock split.
(3)	The value of our stock is based on an independent valuation that valued our stock on a non-marketable minority interest basis as of the grant date. The amounts in this column do not give effect to the anticipated for stock split.
(4)	The value of our stock is based on management’s estimate, relying in part on the independent valuation referred to above, that valued our stock on a non-marketable minority interest basis as of the grant date. The amounts in this column do not give effect to the anticipated for stock split.

Narrative to the Summary Compensation and Grants of Plan-Based Awards Tables

The following describes material features of the compensation disclosed in the 2009 Summary Compensation Table and the 2009 Grants of Plan-Based Awards Table.

Bonus Awards

The Summary Compensation Table shows amounts granted under bonus awards. See “Compensation Discussion and Analysis”.

Shadow Equity Bonus Awards

Both tables show amounts granted under SEB awards. The “Non-Equity Incentive Plan Compensation Column” of the 2009 Summary Compensation Table reports amounts earned by Mr. Kelley in respect of an SEB performance cycle completed during 2009. The 2009 Grants of Plan-Based Awards Table provides information about grants of SEBs made during 2009. See “Compensation Discussion and Analysis”.

Stock Options

Stock options shown in the tables were granted to the named executive officers by Ray Berry, our principal stockholder. Pursuant to the terms of the stock option agreements, the stock options will vest upon consummation of this offering and will be forfeited if not exercised within 60 days of vesting. See “Compensation Discussion and Analysis”.

Agreed Terms of Employment

In 2009, pursuant to the agreed terms of employment at the time of her hiring, Ms. Klinger was entitled to a base salary of $330,000 per year, a target bonus of 35% of base salary with a guaranteed minimum amount of $50,000, SEB awards of $100,000, a signing bonus of $100,000, participation in executive health insurance covering costs of up to $50,000 per year and a company car not to exceed a cost of $65,000.

2009 OUTSTANDING EQUITY AWARDS AT YEAR-END TABLE

The table below provides information on the named executive officers’ outstanding equity awards as of December 31, 2009.

Name	Option Awards(1)
	Option Grant Date	Number of Securities Underlying Unexercised Options		Option Exercise Price ($/Share)	Option Expiration Date
		Exercisable (#)	Unexercisable (#)
Brett Berry
Mike Barry
Craig Carlock	7/16/2009		441.1875	9,146	9/14/2019
Lisa Klinger	12/18/2009		352.9500	9,146	9/18/2019
Sean Crane	7/20/2009		264.7125	9,146	9/18/2019
Randy Kelley	7/20/2009		176.4750	9,146	9/18/2019
Marc Jones	12/16/2009		176.4750	9,146	9/18/2019

(1)	Each of the options shown in the table will fully vest upon the consummation of the initial public offering. Vesting would also occur upon (i) with respect to each person identified in the table other than Mr. Carlock, continued employment through July 20, 2019, and with respect to Mr. Carlock, continued employment through July 16, 2019, (ii) a sale of all or substantially all of our assets or equity and (iii) the date on which the named executive officer’s employment ends because of death or disability. The options will also vest pro rata in the event of a partial sale of our company by the Berry family in proportion to the amount of common stock sold by the Berry family. The terms of the options stipulate that they are forfeited if they are not exercised within 60 days following any vesting event. The amounts in this table do not give effect to the anticipated for stock split.

2009 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

None of our named executive officers are party to an employment agreement with change in control or severance provisions. They are, however, awarded long-term incentive compensation in the form of stock options and Shadow Equity Bonus awards, which provide for full vesting in the event of a named executive officer’s termination due to death or disability and certain change in control events, including a sale of the company or an initial public offering. With respect to stock options, in the event of a partial sale of the company, the stock options would vest pro rata in proportion to the percentage of equity sold by the Berry family. As a result of this offering, the named executive officers’ stock options will fully vest. For more information, please see “Compensation Discussion and Analysis”.

Assuming termination of employment or change in control occurred on December 31, 2009, the dollar value of the payments and other benefits to be provided to each named executive officer are estimated to be as follows.

Name	Benefit	Termination due to Death or Disability ($)(3)	Change in Control ($)
Brett Berry		—	—
Mike Barry		—	—
Craig Carlock	Stock Option Acceleration (1)	5,782,746	5,782,746
Lisa Klinger	Shadow Equity Bonus Acceleration (2) Stock Option Acceleration (1)	132,150 4,626,197	132,150 4,626,197
Sean Crane	Stock Option Acceleration (1)	3,469,648	3,469,648
Randy Kelley	Shadow Equity Bonus Acceleration (2) Stock Option Acceleration (1)	105,933 2,313,098	105,933 2,313,098
Marc Jones	Shadow Equity Bonus Acceleration (2) Stock Option Acceleration (1)	284,683 2,313,098	284,683 2,313,098

(1)	The value of the acceleration of each stock option reflects the difference between the option strike price and the value of the shares underlying the option as of December 31, 2009, assuming the Company is sold for cash based upon our estimate of December 31, 2009 enterprise value, net of debt.
(2)	The value of the SEB acceleration is equal to the product of the cash base amount of the relevant SEB increased by the percentage increase in average EBITDA for the three years preceding December 31, 2009 over average EBITDA for the three years preceding the grant of the awards; however, the payout will never be less than the base cash amount of the relevant Shadow Equity Bonus award.
(3)	Upon death or disability, on December 31, 2009, the options held by the named executive officers would likely have been cancelled in exchange for cash payments equal to their spread values. Pursuant to the stock option agreements the values of the underlying shares must be determined pursuant to an appraisal process that could result in values different from those set forth above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with the Berry family

Before this offering, all of our outstanding shares of common stock were owned by the Berry family. After completion of this offering, the Berry family will own approximately     % of the outstanding shares of our common stock, or approximately     % if the underwriters exercise their overallotment option in full. The Berry family is not subject to any contractual obligation to retain its controlling interest in us, except that the Berry family has agreed, subject to exceptions, not to sell or otherwise dispose of any of our shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

As our controlling stockholder after this offering, the Berry family will continue to exercise significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our stockholders. See “Risk Factors—After this offering, the Berry family will continue to have substantial control over us and will maintain the ability to control the election of directors and other matters submitted to stockholders for approval, which will limit your ability to influence corporate matters or result in actions that you do not believe to be in our interests or your interests.”

Shareholder Agreement

We are party to an amended and restated shareholder agreement, dated as of January 12, 2005, with our existing stockholders. Under this agreement, our stockholders are subject to restrictions relating to their transfer of shares of our common stock. This agreement also requires us to make distributions to our stockholders to enable them to pay their tax obligations resulting from our S-corporation status. In connection with Ray Berry’s grant of stock options to certain of our officers, we and our stockholders entered into a shareholder consent agreement, dated as of July 16, 2009. Under this agreement, our stockholders consented to sales of shares of our common stock by Ray Berry upon the exercise of such options and waived the related transfer restrictions in the shareholder agreement. The shareholder agreement will terminate upon consummation of this offering.

Revolving Loans

On March 11, 2004, we, as lender, entered into a $2.0 million revolving loan facility with Ray Berry, Beverly Berry, Brett Berry and Amy Barry, as borrowers. Borrowings accrued interest at a rate determined by us, provided that such rate was not less than the Applicable Federal Rate of Interest as promulgated by the Internal Revenue Service from time to time (“AFR”) nor more than 100 basis points above the AFR. Principal and interest was payable on demand. At December 31, 2009, there were no borrowings outstanding under this facility. The largest amount of principal outstanding under this facility since December 31, 2008 was $600,000, which was repaid along with $1,600 of interest in 2009.

Also on March 11, 2004, we, as borrower, entered into a $2.5 million subordinated revolving loan facility with Ray Berry, Beverly Berry, Brett Berry and Amy Barry, as lenders. Borrowings accrued interest at a rate determined by the lenders, provided that such rate was not be less than the AFR nor more than 100 basis points above the AFR. Principal and interest were payable on demand. At December 31, 2009, there were no borrowings outstanding under this facility.

These revolving loan facilities were terminated on April 30, 2010.

Registration Rights

Prior to the consummation of this offering, we will enter into a registration rights agreement with the Berry family pursuant to which we will grant the Berry family certain registration rights with respect to our common stock owned by them. Pursuant to the agreement, the Berry family will have the right, subject to certain

terms and conditions, to require us, on up to              occasions, to register under the Securities Act, all shares of our common stock held by the Berry family for offer and sale to the public (including by way of an underwritten public offering) and incidental or “piggyback” rights permitting participation in certain registrations of common stock by us.

Tax Agreements

Prior to or upon the completion of this offering, we will enter into certain tax agreements with each of our existing stockholders. Pursuant to these agreements, we will agree to indemnify, defend and hold harmless each stockholder on an after-tax basis against additional income taxes, plus interest and penalties resulting from adjustments made, as a result of a final determination made by a competent tax authority, to the taxable income we reported as an S-corporation. Such indemnification will also include any losses, costs or expenses, including reasonable attorneys’ fees, arising out of a claim for such tax liability.

Procedures for Related Party Transactions

Our board of directors will adopt a written code of ethics for our company, which will be available on our corporate website at www.thefreshmarket.com upon completion of this offering. The code of ethics was not in effect when we entered into the related party transactions discussed above. Under our code of ethics, our employees, officers and directors will be discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our corporate counsel who then review and summarize the proposed transaction for our audit committee. Pursuant to its charter, our audit committee will be required to then approve or reject any related party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee will be required to consider the relevant facts and circumstances available and deemed relevant by the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. Our code of ethics will be publicly available on our website at www.thefreshmarket.com.

PRINCIPAL AND SELLING STOCKHOLDERS

Before this offering, all of the outstanding shares of our common stock were owned beneficially and of record by the Berry family. The following table sets forth information as of                         , 2010 regarding the beneficial ownership of our common stock (i) immediately prior to this offering and (ii) as adjusted to give effect to this offering (assuming no exercise of the underwriters’ overallotment option), by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each selling stockholder;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days.

The address of each person named in the table below is c/o The Fresh Market, Inc., 628 Green Valley Road, Suite 500, Greensboro, North Carolina 27408. For a discussion of the relationships between us and the selling stockholders see “Management”.

	Shares of Common Stock Beneficially Owned Prior to the Offering(1)		Shares Offered Hereby	Shares of Common Stock Beneficially Owned After the Offering
Beneficial Owner	Number	%	Number	Number	%
5% Stockholders:
William McNairy(2)	16,603.8	47.04%				%
Amy Barry(3)	5,205.5	14.75%				%

Directors and Officers:
Ray Berry(4)	13,133.0	37.21%				%
Brett Berry(5)	5,646.7	16.00%				%
Mike Barry(6)	1,853.0	5.25%				%
Craig Carlock(7)	441.2	1.25%				%
Lisa Klinger(8)	353.0	1.00%				%
Sean Crane(9)	264.7	*				%
Randy Kelley(10)	176.5	*				%
Marc Jones(11)	176.5	*				%
Brian Nicholson(12)	176.5	*				%
Executive officers and directors as a group (8 persons)	22,044.6	62.46%				%

*	Represents less than 1%.

(1)	The amounts in this table do not give effect to the anticipated for stock split.

(2)	Prior to the offering, consists of 16,603.7875 shares held of record by various trusts for the benefit of certain lineal descendants of Mr. Ray Berry, our chairman, including Mr. Brett Berry, one of our directors. Mr. McNairy has sole or shared voting and investment power as trustee or co-trustee of such trusts.

(3)

Prior to the offering, consists of 2,558.5125 shares held of record by the Amy B. Barry Revocable Trust for Ms. Barry’s benefit, as to which she has sole voting and investment power as trustee, and 2,647 shares held of record by the Amy B. Barry Irrevocable Trust II for Ms. Barry’s benefit, as to which she has shared voting and investment power as co-trustee along with Mr. Brett Berry and Mr. McNairy. Excludes 5,346 shares held for her benefit by certain trusts, as to which she does not have voting or investment power and disclaims beneficial ownership.

(4)	Prior to the offering, consists of 13,133 shares held of record by the Ray D. Berry Revocable Trust for Mr. Ray Berry’s benefit, as to which he has sole voting and investment power as trustee.

(5)	Prior to the offering, consists of 2,999.7 shares held of record by the Brett M. Berry Revocable Trust for Mr. Brett Berry’s benefit, as to which he has sole voting and investment power as trustee, and 2,647 shares held of record by the Amy B. Barry Irrevocable Trust II for the benefit of Ms. Barry, as to which he has shared voting and investment power as co-trustee along with Ms. Barry and Mr. McNairy. As co-trustee, Mr. Brett Berry disclaims beneficial ownership of the shares held by the Amy Barry Irrevocable Trust II. Excludes 5,346 shares held for his benefit by certain trusts, as to which he does not have voting or investment power and disclaims beneficial ownership.

(6)	Prior to the offering, consists of 1,852.9875 shares held of record by trusts for the benefit of certain lineal descendants of Ms. Barry, as to which he has shared voting and investment power as co-trustee along with Mr. McNairy. As co-trustee, Mr. Barry disclaims beneficial ownership of the shares held by such trusts.

(7)	Prior to the offering, consists of 441.1875 shares which he may acquire pursuant to stock options granted by Mr. Ray Berry.

(8)	Prior to the offering, consists of 352.95 shares which she may acquire pursuant to stock options granted by Mr. Ray Berry.

(9)	Prior to the offering, consists of 264.7125 shares which he may acquire pursuant to stock options granted by Mr. Ray Berry.

(10)	Prior to the offering, consists of 176.475 shares which he may acquire pursuant to stock options granted by Mr. Ray Berry.

(11)	Prior to the offering, consists of 176.475 shares which he may acquire pursuant to stock options granted by Mr. Ray Berry.

(12)	Prior to the offering, consists of 176.475 shares which he may acquire pursuant to stock options granted by Mr. Ray Berry. Mr. Nicholson has been our Vice President—Planning, Analysis and Technology since January 2009 and from 2006 until January 2009 was our Vice President—Business Strategy.

DESCRIPTION OF CAPITAL STOCK

We intend to reincorporate as a Delaware corporation immediately prior to the completion of this offering and conduct a                  for                  stock split. Immediately preceding the consummation of this offering, our authorized capital stock will consist of shares, the rights and preferences of which may be established from time to time by our board of directors, which will be made up of:

•	shares of common stock, par value $0.01 per share; and

•	shares of preferred stock, par value $0.01 per share.

Upon completion of this offering, there will be             outstanding shares of common stock outstanding and no outstanding shares of preferred stock.

The following is a summary of our capital stock and important provisions of our restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon consummation of this offering. This summary does not purport to be complete and is subject to and qualified by our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters voted upon by our stockholders, including the election or removal of directors, and do not have cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

Subject to the rights of holders of any then outstanding shares of our preferred stock, holders of our common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Blank Check Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock.

Our restated certificate of incorporation permits us to issue up to              shares of preferred stock from time to time. Subject to the provisions of our restated certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.

As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

General

Our restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon consummation of this offering, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that could make it more difficult to acquire control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Classified Board of Directors

Our restated certificate of incorporation provides that our board of directors will be divided into three classes. Each class of directors will serve three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our restated certificate of incorporation does not grant stockholders the right to vote cumulatively.

Blank Check Preferred Stock

We believe that the availability of the preferred stock under our restated certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares of preferred stock based on its judgment as to our and our stockholders’ best interests. Our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Stockholder Action by Written Consent

For so long as the Berry family beneficially owns shares of common stock representing greater than 50% of the total voting power of the outstanding shares generally entitled to elect our directors, any action required or permitted to be taken by our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, are signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize such action. The Berry family will have enough shares of our common stock to amend our restated certificate of incorporation. That, coupled with its ability to take action by written consent, may have the effect of delaying, deterring or preventing a merger, tender offer or other takeover attempt that a stockholder might consider in its or our best interest. Once the Berry family ceases to beneficially own shares of common stock representing greater than 50% of the total voting power of the outstanding shares generally entitled to elect our directors, and subject to the terms of any series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

Advance Notice Procedure

Our amended and restated bylaws provide an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Only persons nominated by, or at the direction of, our board of directors or by a stockholder who has given proper and timely notice to our secretary prior to the meeting will be eligible for election as a director. In addition, any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for stockholder action pursuant to the notice of meeting delivered to us. These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Special Meetings of Stockholders

Our amended and restated bylaws provide that special meetings of stockholders may be called only by a majority of our board of directors.

Delaware Anti-Takeover Law

Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination”, including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder”, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•

on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•

any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. Our restated certificate of incorporation, which will be in effect upon consummation of this offering, provides that we will have elected to be exempt from the restrictions imposed under Section 203.

Limitation of Liability of Directors and Officers

Our restated certificate of incorporation, which will be in effect upon consummation of this offering, limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director. In addition, our restated certificate of incorporation and our amended and restated bylaws, which will be in effect upon consummation of this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We also expect to continue to maintain directors and officers liability insurance.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 .

DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving Credit Facility

In February 2007, we entered into a five-year $175.0 million senior unsecured revolving credit facility with Bank of America, N.A., as administrative agent, swing line lender, letter of credit issuer and a lender, and various other lenders. We amended the credit facility in October 2007. The revolving credit facility matures on February 27, 2012, and is available to provide support for working capital, capital expenditures and other general corporate purposes, including permitted acquisitions, issuance of letters of credit, refinancing and payment of fees. Our revolving credit facility also contains (i) a $10.0 million sublimit for swingline loans and (ii) a $25.0 million sublimit for letters of credit.

At our option, outstanding borrowings bear interest at (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin that ranges from 0.40% to 1.40%, based on our leverage ratio, (ii) the Eurodollar rate plus an applicable margin that ranges from 0.40% to 1.40%, based on our leverage ratio, or (iii) the base rate, which is the greater of the federal funds rate plus 0.50% and Bank of America’s prime rate. In addition to paying interest on outstanding principal under the revolving credit facility, we are required to pay a commitment fee in respect of the unused commitments at a rate that ranges from 0.10% to 0.15% based on our leverage ratio. We are also required to pay customary letter of credit fees.

Under the terms of the revolving credit facility, we are entitled to request an increase in the size of the facility by an amount not exceeding $50.0 million in the aggregate. If the existing lenders elect not to provide the full amount of a requested increase, we may designate one or more other banks or other financial institutions to become a party to the credit agreement, subject to the approval of the administrative agent, swing line lender and letter of credit issuer.

The revolving credit facility contains a number of affirmative and restrictive covenants, including limitations on our ability to grant liens, incur additional debt, pay dividends, redeem our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions.

In addition, the revolving credit facility provides that we are required to maintain the following financial ratios:

•

a consolidated maximum leverage ratio as of the end of any quarter of not more than 4.25 to 1.00, based upon the ratio of (i) adjusted funded debt (as defined in the credit agreement) to (ii) EBITDAR (as defined in the credit agreement) over the period consisting of twelve months ending on or immediately prior to the determination date, and

•

a consolidated fixed charge coverage ratio of not less than 1.70 to 1.00, based upon the ratio of (i) EBITDAR (as defined in the credit agreement) less S-corporation tax distributions and certain discretionary distributions over the period consisting of the twelve months ending on or immediately prior to the determination date to (ii) the sum of interest expense, lease expense, rent expense and the current portion of capitalized lease obligations for such period and the current portion of long-term liabilities as of the date twelve months prior to the determination date.

The revolving credit facility contains customary events of default, including a cross-default provision with respect to other indebtedness having an aggregate principal amount of at least $5.0 million and an event of default that would be triggered by a “change of control” (as defined in the credit agreement). A “change of control” does not include an initial public offering of our common stock as long as the Berry family continues to own and control, directly or indirectly, at least 50% of our capital ownership following such offering.

At December 31, 2009, the total amount of borrowings outstanding under the revolving credit facility was $98.2 million and we were in compliance with all covenants in the credit agreement.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock.

Sale of Restricted Securities

After the consummation of this offering, there will be             shares of our common stock outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock that will be outstanding after this offering will be “restricted securities” within the meaning of Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, which is summarized below.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without restriction.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-Up Arrangements

In connection with this offering, we, our directors, certain officers and the Berry family have each agreed to enter into a lock-up agreement described in “Underwriting” that restricts, subject to certain exceptions, the sale of shares of our common stock for up to 180 days after the date of this prospectus, subject to an extension in certain circumstances. Following the lock-up period, substantially all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 or pursuant to the registration rights described below.

Registration Rights

Prior to the consummation of this offering, we will enter into a registration rights agreement with the Berry family pursuant to which we will grant the Berry family and its affiliates certain registration rights with respect to our common stock owned by them. For more information, see “Certain Relationships and Related Party Transactions”. Pursuant to the lock-up arrangements described above, the Berry family has agreed not to exercise those rights during the lock-up period without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock, and applies if you (1) purchase our common stock in this offering, (2) will hold the common stock as a capital asset and (3) are a “non-U.S. Holder”. You are a non-U.S. Holder if you are a beneficial owner of shares of our common stock other than:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in the light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. federal income tax laws (such as if you are a controlled foreign corporation, passive foreign investment company, company that accumulates earnings to avoid U.S. federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, person who holds our common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, U.S. expatriate, former long-term permanent resident of the United States or partnership or other pass-through entity for U.S. federal income tax purposes). This summary does not discuss non-income taxes (except U.S. federal estate tax), any aspect of the U.S. federal alternative minimum tax or state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations, judicial opinions, published positions of the Internal Revenue Service (“IRS”) and all other applicable authorities (all such sources of law, “Tax Authorities”). The Tax Authorities are subject to change, possibly with retroactive effect.

If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

WE URGE PROSPECTIVE NON-U.S. HOLDERS TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you properly file with the payor an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable income tax treaty (special certification and other requirements may apply if our common stock is held through certain foreign intermediaries). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Tax Authorities. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as capital gain.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you) generally will not be subject to U.S. withholding tax if you provide an IRS Form W-8ECI, or successor form, to the payor. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business within the United States but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Our Common Stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain);

•

you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the five-year period ending on the date of disposition of our common stock, more than 5% of our common stock.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but, under an applicable income tax treaty, is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. federal income tax under the income tax treaty. If you are described in the second bullet point above, you generally will be subject to U.S. federal income tax at a rate of 30% on the gain realized, although the gain may be offset by certain U.S. source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding Requirements

We must report annually to the IRS and to each non-U.S. holder the amount of any dividends or other distributions we pay to you and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make available copies of the information returns reporting those distributions and amounts withheld to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on any dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification of your status as a Non-U.S. Holder or you are one of several types of entities and organizations that qualify for an exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report to the IRS the amount of proceeds paid to you, and also backup withhold on that amount, unless you provide appropriate certification to the broker of your status as a Non-U.S. Holder or you are an exempt recipient. Information reporting will also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you are an exempt recipient. Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Recently Enacted Withholding Legislation

Recently enacted legislation will generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid to a foreign financial institution after December 31, 2012 unless such institution enters into an agreement with the U.S. government to withhold on certain payments and collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners). This legislation will also generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid to a non-financial foreign entity after December 31, 2012 unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a holder of common stock may be eligible for a refund or credit of such taxes. You should consult your own tax advisor as to the possible implications of this legislation on your investment in shares of our common stock.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable tax treaty provides otherwise.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. We, the selling stockholders and the underwriters named below have entered into a purchase agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated

Total

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.

If the underwriters sell more shares of common stock than the total number set forth in the table above, the underwriters have an option to buy up to an additional             shares of common stock from the selling stockholders. They may exercise that option for 30 days. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares of common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our directors, certain officers and the Berry family have each agreed with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, then in each case the initial 180-day restricted period will be automatically extended until the expiration of the 18-day period beginning on the date of the earnings release or the announcement of the material news or material event, as applicable, unless Merrill Lynch, Pierce, Fenner & Smith Incorporated waives, in writing, such extension.

We intend to apply to have our shares approved for listing on The NASDAQ Global Select Market under the symbol “TFM”.

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of common stock, in addition to prevailing market conditions, will be our company’s historical performance, estimates of the business potential and earnings prospects of our company, an assessment of our company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

In connection with this offering, the underwriters may purchase and sell our shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option granted to them. “Naked” short sales are any sales in excess of that option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Relationships with the Underwriters

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is the administrative agent, swing line lender, letter of credit issuer and a lender under our revolving credit facility, and has received and will receive compensation from us. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

Foreign Selling Restrictions

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive, each a Relevant Member State, an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any of the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer within the EEA of shares which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares which are the subject of the offering contemplated by this prospectus under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

United Kingdom

Each underwriter is required to and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Service and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied or distributed to the public in (or from) Switzerland.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid or subject to restrictions on their resale. Prospective purchasers of the shares offered pursuant to this prospectus should conduct their own due diligence on such shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for our company by Cravath, Swaine & Moore LLP, New York, New York. The underwriters have been represented by Shearman & Sterling LLP, New York, New York in connection with this offering.

EXPERTS

The financial statements of The Fresh Market, Inc. at December 31, 2009, and for the year then ended, appearing in this prospectus and the registration statement of which it is a part have been audited by Ernst & Young LLP, independent registered public accounting firm, and at December 31, 2008, and for each of the two years in the period ended December 31, 2008, by Grant Thornton, LLP, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the registration statement. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we filed with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

The Fresh Market, Inc.

Financial Statements

As of December 31, 2009 and 2008 and

for the Three Year Period Ended December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

The Fresh Market, Inc.

We have audited the accompanying balance sheet of The Fresh Market, Inc. as of December 31, 2009, and the related statements of income, stockholders’ equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Fresh Market, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Greensboro, North Carolina

May 3, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

The Fresh Market, Inc.:

We have audited the accompanying balance sheets of The Fresh Market, Inc. (the Company) as of December 31, 2008 and 2007, and the related statements of income, stockholders’ equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Fresh Market, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Greensboro, North Carolina

May 3, 2010

The Fresh Market, Inc.

Balance Sheets

(In thousands, except share amounts)

	December 31		Pro Forma Debt and Stockholders’ Equity as of Dec. 31, 2009 (unaudited)
	2008	2009
Assets
Current assets:
Cash and cash equivalents	$6,337	$2,824
Accounts receivable, net	1,323	1,480
Inventories	31,611	30,782
Prepaid expenses and other current assets	5,062	4,730

Total current assets	44,333	39,816

Property and equipment:
Store fixtures and equipment	171,957	190,680
Leasehold improvements	82,907	94,871
Office furniture, fixtures, and equipment	6,233	6,703
Automobiles	1,163	1,131
Construction in progress	9,963	9,351

Total property and equipment	272,223	302,736
Accumulated depreciation	(83,250)	(107,242)

Total property and equipment, net	188,973	195,494
Other assets	244	231

Total assets	$233,550	$235,541

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$21,558	$24,142
Accrued liabilities	35,234	32,844

Total current liabilities	56,792	56,986

Long-term debt	130,000	98,200	$124,080
Closed store reserves	160	2,326
Other long-term liabilities	8,693	9,727

Total noncurrent liabilities	138,853	110,253	136,133

Commitments and contingencies (Notes 3, 7, and 15)

Stockholders’ equity:
Common stock—$1 par value; 200,000 shares authorized, 35,295 shares issued and outstanding in 2008 and 2009	35	35
Additional paid-in capital	65	65
Accumulated other comprehensive loss—interest rate swaps	(2,888)	(1,592)
Retained earnings	40,693	69,794	43,914

Total stockholders’ equity	37,905	68,302	42,422

Total liabilities and stockholders’ equity	$233,550	$235,541

See accompanying notes.

The Fresh Market, Inc.

Statements of Income

(In thousands, except share and per share amounts)

	Year Ended December 31
	2007	2008	2009
Sales	$728,414	$797,805	$861,931
Cost of goods sold (exclusive of depreciation shown separately)	506,458	554,969	585,360

Gross profit	221,956	242,836	276,571

Operating expenses:
Selling, general and administrative expenses	164,731	180,765	191,250
Store closure and exit costs	2,151	562	4,361
Depreciation	19,163	24,482	27,880

Income from operations	35,911	37,027	53,080

Other (income) expenses:
Interest expense	5,469	5,267	3,806
Other (income), net	(48)	(123)	(236)

	5,421	5,144	3,570

Income before provision for income taxes	30,490	31,883	49,510
Provision for state income taxes	201	326	308

Net income	$30,289	$31,557	$49,202

Net income per share:
Basic and diluted	$858.17	$894.09	$1,394.02

Weighted average common shares outstanding:
Basic and diluted	35,295	35,295	35,295

Pro forma net income data (Unaudited):
Income before provision for income taxes	$30,490	$31,883	$49,510
Pro forma provision for income taxes	11,919	12,489	19,299

Pro forma net income	$18,571	$19,394	$30,211

Pro forma net income per share (Unaudited):
Basic and diluted	$526.17	$549.48	$855.96

Pro forma weighted average common shares outstanding (Unaudited):
Basic and diluted	35,295	35,295	35,295

See accompanying notes.

The Fresh Market, Inc.

Statements of Stockholders’ Equity and Comprehensive Income

(In thousands, except share amounts)

	Common Stock, $1 par value		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders’ Equity
	Common Shares Outstanding	Common Stock

Balance at December 31, 2006	35,295	$35	$65	$44	$22,243	$22,387

Comprehensive income:
Net income	—	—	—	—	30,289	30,289
Other comprehensive loss—interest rate swaps (Note 4)	—	—	—	(1,051)	—	(1,051)
Amortization of loss on terminated interest rate swaps	—	—	—	15	—	15

Total comprehensive income						29,253

Distributions to stockholders	—	—	—	—	(17,398)	(17,398)

Balance at December 31, 2007	35,295	35	65	(992)	35,134	34,242
Comprehensive income:
Net income	—	—	—	—	31,557	31,557
Other comprehensive loss—interest rate swaps (Note 4)	—	—	—	(1,896)	—	(1,896)

Total comprehensive income						29,661

Distributions to stockholders	—	—	—	—	(25,998)	(25,998)

Balance at December 31, 2008	35,295	35	65	(2,888)	40,693	37,905
Comprehensive income:
Net income	—	—	—	—	49,202	49,202
Other comprehensive income—interest rate swaps (Note 4)	—	—	—	1,296	—	1,296

Total comprehensive income						50,498

Distributions to stockholders	—	—	—	—	(20,101)	(20,101)

Balance at December 31, 2009	35,295	$35	$65	$(1,592)	$69,794	$68,302

See accompanying notes.

The Fresh Market, Inc.

Statements of Cash Flows

(In thousands)

	Year Ended December 31
	2007	2008	2009
Operating activities
Net income	$30,289	$31,557	$49,202
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,223	24,534	27,929
Impairments and loss on disposal of property and equipment	1,195	1,322	1,985
Share-based compensation	—	—	232
Change in assets and liabilities:
Accounts receivable	228	(404)	(157)
Inventories	(4,998)	(2,631)	829
Prepaid expenses and other assets	(699)	(489)	296
Accounts payable	(4,911)	2,362	2,584
Accrued liabilities and other long-term liabilities	8,697	4,137	1,874

Net cash provided by operating activities	49,024	60,388	84,774

Investing activities
Purchases of property and equipment	(59,294)	(64,571)	(36,424)
Proceeds from sale of property and equipment	4,018	78	38

Net cash used in investing activities	(55,276)	(64,493)	(36,386)

Financing activities
Borrowings on revolving credit note	137,317	140,220	230,896
Payments made on revolving credit note	(111,147)	(102,890)	(262,696)
Cash paid for financing costs	(64)	—	—
Decrease in bank overdrafts	(2,724)	(3,743)	—
Distributions to stockholders	(17,398)	(25,998)	(20,101)

Net cash provided by (used in) financing activities	5,984	7,589	(51,901)

Net (decrease) increase in cash and cash equivalents	(268)	3,484	(3,513)
Cash and cash equivalents at beginning of year	3,121	2,853	6,337

Cash and cash equivalents at end of year	$2,853	$6,337	$2,824

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$5,407	$5,202	$3,758

Cash paid during the year for taxes	$259	$554	$355

See accompanying notes.

The Fresh Market, Inc.

Notes to Financial Statements

December 31, 2009

(In thousands, except share and per share data)

1. Description of Business

The Fresh Market, Inc., a North Carolina company, is a high-growth specialty retailer focused on creating an extraordinary food shopping experience for its customers. Since opening its first store in 1982, the Company has offered high-quality food products, with an emphasis on fresh, premium perishables and an uncompromising commitment to customer service. The Company seeks to provide an attractive, convenient shopping environment while offering its customers a compelling combination of price and value.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

In certain instances, amounts previously reported in the 2007 and 2008 financial statements have been reclassified to conform with the presentation in the 2009 financial statements. The reclassifications had no effect on net income or stockholders’ equity as previously reported.

Unaudited Pro Forma Debt and Stockholders’ Equity Presentation

The unaudited pro forma debt and stockholders’ equity as of December 31, 2009 reflects the effect of $25,880 in distributions made by the Company to stockholders subsequent to December 31, 2009 but prior to the date of this report. The pro forma information resulted in an increase to long-term debt.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and credit and debit card sales transactions which settle within seven days of year-end.

Accounts Receivable

Accounts receivable consist primarily of receivables from vendors for certain promotional programs and other miscellaneous receivables and are presented net of an allowance for estimated uncollectible amounts of $127 at December 31, 2009. No allowance was provided as of December 31, 2008.

Inventories

The Company’s inventories are stated at the lower of cost or market. For approximately 96% and 95% of the Company’s inventories at December 31, 2008 and 2009, respectively, cost was determined using the last-in, first-out, or LIFO, method. Under the LIFO method, the cost assigned to items sold is based on the cost of the most recent items purchased. As a result, the costs of the first items purchased remain in inventory and are used to value ending inventory. The excess of the current cost of inventories over the LIFO value, or the LIFO reserve, was $4,942 and $4,507 at December 31, 2008 and 2009, respectively.

The Company determines the current cost of its inventories using the first-in, first-out, or FIFO, method. The FIFO value of inventories includes cost of goods and freight, net of vendor allowances and cash discounts. If the FIFO method had been used for all inventories, the carrying value of inventories would have been $36,553 and $35,289 at December 31, 2008 and 2009, respectively.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the following estimated useful lives:

Store fixtures and equipment	3-10 years
Leasehold improvements	10 years
Office furniture, fixtures, and equipment	5-10 years
Automobiles	5 years
Software	3 years

Amortization of leasehold improvements is provided over the shorter of the estimated useful life of the asset or the term of the lease. The term of the lease includes renewal options for additional periods if the exercise of the renewal is considered to be reasonably assured.

When property is sold or retired, the cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in selling, general and administrative expenses in the accompanying statements of income. Expenditures for maintenance and repairs are charged to expense as incurred.

Interest costs incurred on borrowed funds during the period of construction of capital assets are capitalized as a component of the cost of the capital assets. Interest costs of $715, $451 and $201 were capitalized during the years ended December 31, 2007, 2008 and 2009, respectively.

Impairment of Long-Lived Assets

The Company assesses its long-lived assets, principally property and equipment, for possible impairment whenever events or changes in circumstances, such as unplanned negative cash flow, indicate the carrying value of an asset or asset group may not be recoverable. When assessing if an impairment exists, the Company aggregates long-lived assets at the individual store level which the Company considers to be the lowest level in the organization for which independent identifiable cash flows are available. Recoverability is measured by a comparison of the carrying amount of the asset group to the future undiscounted cash flows expected to be generated by the asset group. If an impairment is indicated, a loss is recognized for any excess of the carrying value over the estimated fair value of the asset group. The fair value is estimated based on discounted future cash flows or market values, if available. Other than the writeoff of certain property and equipment related to closed stores (see Note 6), the Company has not recognized any impairment losses in 2007, 2008 or 2009.

Closed Store Reserve

The Company recognizes a reserve for future operating lease payments associated with retail stores that are no longer being utilized in its current operations. The reserve is calculated using the present value of the remaining noncancelable lease payments after the cease use date less an estimate of subtenant income. If subtenant income is expected to be higher than the current lease payments, no accrual is recorded. Lease payments included in the closed store reserve are expected to be paid over the remaining terms of the respective leases, which range from approximately seven to twelve years. The Company’s assumptions about subtenant income are based on the Company’s experience and knowledge of the area in which the closed property is located, guidance received from local brokers and agents and existing economic conditions. Adjustments to the closed store reserve relate primarily to changes in subtenant income and actual lease payments differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments

The Company utilizes derivative financial instruments to hedge its exposure to changes in interest rates on its long-term debt. Such derivative financial instruments are commonly referred to as interest rate swaps (see Note 4). The Company does not use financial instruments or derivatives for any trading or other speculative purposes. The carrying amount of the Company’s interest rate swaps are measured on the balance sheet at their respective fair value on a recurring basis using a standard valuation model that incorporates inputs other than quoted prices that are observable. Amounts paid or received under interest rate swap agreements are accrued as interest rates change and are recognized over the life of the swap agreements as an adjustment to interest expense.

The Company assesses, both at the inception of the hedge and on an ongoing basis, whether its interest rate swaps used as cash flow hedges are highly effective in offsetting the changes in the cash flows of the underlying long-term debt. The assessment of hedge effectiveness consists of comparing the change in fair value of the Company’s interest rate swaps with the change in fair value of a hypothetical hedge instrument. Based on its assessment, the Company determined that its interest rate swaps are highly effective in hedging the Company’s exposure to fluctuations in interest rates. As such, changes in the fair value of the interest rate swaps are reported as other comprehensive income. Ineffective portions of its hedges, if material, are recognized in current period earnings. If it is determined that the interest rate swaps are not highly effective as a hedge or cease to be highly effective, the Company will discontinue hedge accounting prospectively.

Revenue Recognition

Revenue is recognized at the point of sale, net of coupons and discounts. Sales taxes are not included in revenue.

Cost of Goods Sold

Cost of goods sold consists of the cost of inventory sold during the period, including the direct costs of purchased merchandise, distribution and supply chain costs, buying costs and store occupancy costs. Store occupancy costs include rent, common area maintenance, real estate taxes, personal property taxes, insurance, licenses and utilities related to the stores used in the Company’s operations. Rebates and discounts from suppliers are recorded as the related purchases are made and are recognized as a reduction to cost of goods sold as the related inventory is sold.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of retail store and corporate costs, including salaries and wages, benefit costs, pre-opening expenses, advertising and other corporate administrative costs. Pre-opening expenses are costs associated with the opening of new stores including recruiting, relocating and training personnel and other miscellaneous costs. Pre-opening costs and costs incurred for producing and communicating advertising are expensed when incurred. Advertising costs totaled approximately $1,339, $1,475 and $1,552 in 2007, 2008 and 2009, respectively.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Operating Leases

Incentives received from lessors are deferred and recorded as a reduction of rental expense over the lease term using the straight-line method. Store lease agreements generally include rent holidays and rent escalation provisions and may include contingent rent provisions for percentage of sales in excess of specified levels. The Company recognizes rent holidays, including the time period during which the Company has control of the property prior to the opening of the store, as well as escalating rent provisions, as deferred rent expense and amortizes these balances on a straight-line basis over the term of the lease. At December 31, 2008 and 2009, accruals for deferred rent expense of $4,334 and $6,113, respectively, are included in other long-term liabilities in the accompanying balance sheets.

Shadow Equity Bonus Plan

The Company sponsors a shadow equity bonus plan under which variable bonus awards are granted to certain key employees. Bonus awards granted during a calendar year are effective as of January 1 of that year. The bonus awards fully vest on January 1 of the fifth year after the award is granted if the employee remains employed by the Company on that date. Other events triggering vesting of bonus awards include the disability or death of the employee or a sale of all or substantially all of the Company’s assets or equity as defined in the shadow equity bonus plan agreement.

The value of a vested bonus award is determined by taking the base amount of an award and applying a formula that is based on the Company’s performance as defined in the plan agreement. The Company records compensation expense related to the shadow equity bonus plan ratably over the vesting period. In determining compensation expense, the Company estimates the annual earnings of the Company over the vesting period. These earnings assumptions are a key component in calculating the percentage used in valuing the bonus awards. The Company adjusts its bonus awards accrual, and accordingly the related compensation expense, for the impact of the difference between its earnings estimates and actual earnings as reported in its audited financial statements.

Share-Based Compensation

The Company has not adopted any plans for providing stock option awards to its board of directors or employees. However, in 2009, a stockholder of the Company granted stock options to certain key employees of the Company pursuant to separate arrangements between the stockholder and the respective employees. In accordance with authoritative accounting guidance, the Company accounts for the stock options granted by the stockholder as if the awards were made pursuant to a formal plan adopted by the Company under the premise that the Company receives benefits from the separate arrangement comparable to those it would receive from its own plan if one were in place.

Compensation expense related to stock option awards is accrued at a value based on the fair value of the awards. At the end of each reporting period, a portion of the fair value of the awards equal to the percentage of the requisite service rendered through the reporting date is determined and a liability is recorded. Compensation expense is recognized for the change in the liability. The Company determines the fair value of the awards using the Black-Scholes option-pricing model.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Income Taxes

For income tax purposes, the Company has elected to be treated as an S-corporation under Subchapter S of the Internal Revenue Code for federal income tax purposes and for state income tax purposes where allowed. In general, corporate taxable income or loss of an S-corporation is allocated to its stockholders for inclusion in their personal federal income tax returns. Therefore, no provision or liability for federal or state income tax has been provided in the Company’s financial statements except for those states where S-corporation status is not recognized. Accordingly, state income taxes of $201, $326 and $308 have been provided for these states for the years ended December 31, 2007, 2008 and 2009, respectively. Immediately preceding the completion of its initial public offering, the Company will elect, by the consent of its stockholders, to revoke its status as an S-corporation and become subject to taxation as a C-corporation in future periods.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis are not material at December 31, 2008 and 2009.

Effective January 1, 2007, the Company adopted the provisions of the authoritative guidance on accounting for uncertainty in income taxes that was issued by the Financial Accounting Standards Board, or FASB. Pursuant to this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance also addresses other items related to uncertainty in income taxes including derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of its status as an S-corporation, the Company has determined that the adoption of this authoritative guidance did not materially impact its financial position as of December 31, 2008 and 2009 and results of operations for 2007, 2008 and 2009.

Income per Share

Basic and diluted income per common share amounts are computed using the weighted average number of common shares outstanding during the year. During the three-year period ended December 31, 2009, the Company had no dilutive securities issued or outstanding and therefore, diluted income per common share is equal to basic income per common share for each period.

Unaudited Pro Forma Income per Share

Immediately preceding the consummation of its initial public offering, the Company will elect, by the consent of its stockholders, to revoke its status as an S-corporation and become subject to taxation as a C-corporation in future periods.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Company has presented unaudited pro forma income per share data for 2007, 2008 and 2009 on the accompanying statements of income that was derived using the unaudited pro forma net income as presented. In calculating pro forma net income, the Company has adjusted historical net income to include an estimate for federal and state income taxes as if the Company were a C-corporation during those periods. Pro forma income taxes have been estimated using blended statutory federal and state income tax rates of 39.1%, 39.2% and 39.0% in 2007, 2008 and 2009, respectively.

Comprehensive Income

Comprehensive income refers to net income plus certain revenues, expenses, gains and losses that are not included in net income but rather are recorded directly in stockholders’ equity. The components of the Company’s comprehensive income, other than net income, were predominantly unrealized gains and losses from changes in the fair value of interest rate swaps.

Recent Accounting Pronouncements

In March 2008, the FASB issued authoritative guidance intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures. This guidance requires disclosure of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The Company adopted this standard as of January 1, 2009 and appropriately applied the disclosure requirements in the accompanying financial statements.

In April 2009, the FASB issued authoritative guidance on interim disclosures about fair value of financial instruments. This guidance amends previous guidance on disclosures about fair value of financial instruments to require an entity to provide disclosures about the fair value of financial instruments in interim financial information. This guidance also amends FASB-issued authoritative guidance on interim financial reporting, to require those disclosures in summarized financial information at interim reporting periods. This guidance was adopted by the Company in 2009.

In May 2009, the FASB issued authoritative guidance on subsequent events. This guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance sets forth: a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this statement, an entity should apply the requirements to interim or annual financial periods effective immediately. The Company has adopted this standard with no impact on the accompanying financial statements. In accordance with this standard, the Company has evaluated subsequent events and their impact on the accompanying financial statements through the date the financial statements were issued, May 3, 2010.

In June 2009, FASB issued authoritative guidance on the FASB accounting standards codification and the hierarchy of generally accepted accounting principles. This guidance establishes the FASB Accounting Standards Codification, or ASC, as the source of authoritative accounting principles and the framework for

The Fresh Market, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (U.S. GAAP). This statement was effective for the Company in 2009. As the Codification is not intended to change or alter existing U.S. GAAP, implementation of this guidance did not impact the Company’s financial statements.

In August 2009, the FASB issued authoritative guidance which clarifies that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: 1) the quoted price of the identical liability when traded as an asset; 2) quoted prices for similar liabilities when traded as assets; or 3) another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability that is consistent with the provisions of ASC 820, “Fair Value Measurements and Disclosures.” This statement becomes effective for the first reporting period (including interim periods) beginning after issuance. The Company adopted this statement in 2009. The adoption did not have a material impact on the Company’s financial statements.

In January 2010, the FASB issued authoritative guidance which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.

3. Long-Term Debt

Long-term debt consists of the following at December 31:

	2008	2009
Unsecured revolving credit note, with maximum available borrowings of $175,000 at December 31, 2008 and 2009, interest payable monthly at one-month LIBOR plus a margin, weighted-average interest rate of 6.6%, 4.7% and 3.3% for the years ended December 31, 2007, 2008 and 2009, respectively	$130,000	$98,200

The Company is a borrower under a $175,000 revolving credit agreement with a syndicate of banks. Per the credit agreement, the Company may advance up to the maximum amount committed of $175,000 less outstanding letters of credit and swing line advances. The Company pays a fee, ranging from 0.1% to 0.15%, on the unused portion of the commitment. At December 31, 2008 and 2009, the Company had $39,947 and $70,896, respectively, available to be drawn under the agreement. At the election of the Company, prepayments may be made at any time without premium or penalty upon notice to the appropriate agent. Amounts repaid are eligible to be redrawn at a future date. Advances under the credit facility bear variable interest, at the Company’s option, at either (a) a base rate as defined in the credit agreement or (b) one of two options for a London interbank offered rate, or LIBOR, plus an applicable margin. The applicable margin is between 0.4% and 1.4% and is determined by a financial ratio defined in the agreement. Historically, the Company has elected a one-month LIBOR rate option for all advances. All amounts outstanding are due and payable in February 2012.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

3. Long-Term Debt (continued)

The terms of the credit agreement provide that the Company must comply with certain covenants. The Company is, among other things, restricted in its ability to (i) create liens or use assets as security in other transactions, (ii) make various investments, (iii) incur additional indebtedness, (iv) sell assets or utilize asset sale or recovery proceeds, (v) make certain types of restricted payments or (vi) enter into transactions with affiliates. In addition, the Company is required to maintain certain financial ratios consisting of a covenant not to exceed a defined debt to earnings ratio and a covenant to maintain a minimum defined fixed charge coverage ratio.

The loan agreement also provides the Company with standby letter of credit facilities up to $25,000, of which $5,053 and $5,904 was outstanding at December 31, 2008 and 2009, respectively. The beneficiaries of these letters of credit are the Company’s workers’ compensation insurance carriers and a utility company.

4. Interest Rate Swap Agreements

The Company uses interest rate swap agreements to hedge variable cash flows associated with the interest on the Company’s revolving credit note by effectively converting a portion of its long-term debt from variable to fixed rates. The following are the key terms of the Company’s interest rate swap agreements in place at December 31, 2009:

Notional Amount	Termination Date	Fixed Rate Paid	Variable Rate Received
$12,500	February 16, 2010	4.95%	One-month LIBOR
$15,000	December 21, 2010	3.89%	One-month LIBOR
$15,000	November 15, 2011	4.91%	One-month LIBOR

As of December 31, 2008 and 2009, the fair value of the interest rate swaps reflected a liability of $2,888 and $1,592, respectively, and is recorded in accrued liabilities and other long-term liabilities on the accompanying balance sheets. Changes in the fair value of the interest rate swap agreements are recognized as a component of comprehensive income and are recorded in accumulated other comprehensive loss in the stockholders’ equity section of the accompanying balance sheets. Changes in the fair value of the interest rate swaps resulted in decreases of $1,051 and $1,896 in 2007 and 2008, respectively, and an increase of $1,296 in 2009 in total comprehensive income. The amount of hedge ineffectiveness for the years ended December 31, 2007, 2008 and 2009 was not material.

The unrealized loss for interest rate swaps in accumulated other comprehensive loss will be reclassified as interest expense over the remaining terms of the agreements. The amount that will be reclassified will vary depending upon the movement of the underlying interest rates. The Company expects to reclassify approximately $1,100 from accumulated other comprehensive loss to interest expense in the next year.

The following table summarizes the unrealized losses deferred as accumulated other comprehensive income related to the Company’s interest rate swaps:

	2008	2009
Unrealized loss deferred at beginning of year	$(992)	$(2,888)
Deferral of unrealized loss in accumulated other comprehensive loss	(2,685)	(502)
Reclassification of unrealized loss to interest expense	789	1,798

Unrealized loss deferred at end of year	$(2,888)	$(1,592)

The Fresh Market, Inc.

Notes to Financial Statements (continued)

4. Interest Rate Swap Agreements (continued)

Two of the Company’s interest rate swaps with a total notional value of $30,000 are with the same counterparty. Interest rate swaps inherently contain credit risk due to possible nonperformance by counterparties of their obligations related to the swaps. The Company monitors the credit worthiness of its counterparties and its existing exposure to them under the interest rate swaps. The Company believes the overall exposure to credit risk is minimal.

5. Fair Value of Financial Instruments

The Company records its financial assets and liabilities at fair value in accordance with the framework for measuring fair value in authoritative accounting guidance. This framework establishes a fair value hierarchy that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). The three levels of the fair value hierarchy are as follows:

Level 1	–	Quoted market prices in active markets for identical assets or liabilities;

Level 2	–	Inputs other than Level 1 inputs such as quoted prices for similar assets or liabilities or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3	–	Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The carrying amount of the Company’s interest rate swaps are measured at fair value, on a recurring basis, using a standard valuation model that incorporates inputs other than quoted prices that are observable. The classification of the Company’s interest rate swaps as of December 31, 2008 and 2009 are as follows:

Fair Value Measurements	Level 1	Level 2	Level 3	Total
As of December 31, 2008:
Interest rate swaps	$—	$(2,888)	$—	$(2,888)

As of December 31, 2009:
Interest rate swaps	—	(1,592)	—	(1,592)

The carrying amounts of other financial instruments, including accounts receivable, accounts payable, accrued liabilities and other accrued expenses approximate fair value because of the short maturity of those instruments. Store closure reserves are recorded at net present value to approximate fair value. The carrying amount of long-term debt approximates fair value because the advances under this instrument bear variable interest rates which reflect market changes to interest rates and contain variable risk premiums based on certain financial ratios achieved by the Company. The Company does not report any of its nonfinancial assets or nonfinancial liabilities at fair value.

6. Closed Store Reserve

Store closure and exit costs in 2007, 2008 and 2009 were $2,151, $562 and $4,361, respectively. Store closure and exit costs in 2007 and 2009 include charges of $1,535 and $1,324 for the impairment and loss on disposal of property and equipment, predominantly leasehold improvements, incurred when the Company closed

The Fresh Market, Inc.

Notes to Financial Statements (continued)

6. Closed Store Reserve (continued)

one store in each of 2007 and 2009. Also included are $167, $48 and $104 for miscellaneous expenses related to closed stores in 2007, 2008 and 2009, respectively.

The remaining amount of store closure and exit costs consisted of occupancy costs of $449, $514 and $2,933 in 2007, 2008 and 2009, respectively, for the Company’s two closed stores with operating lease obligations. Included in occupancy costs are additions and adjustments made to a closed store reserve that recognizes the present value of the remaining noncancelable lease payments required under operating leases on the closed stores, less an estimate of subtenant income. Additions to the closed store reserve of $449, $514 and $1,218 during 2007, 2008 and 2009, respectively, include the new reserves established when the Company’s stores closed during 2007 and 2009, differences between actual and estimated subtenant income and the accretion of interest on existing reserves. Adjustments made to the closed store reserve of $1,715 in 2009 primarily reflect a change in the Company’s estimate of subtenant income for a retail store closed in a prior year due to changing economic conditions in the market where the closed store is located.

Activity for the closed store reserve in 2007, 2008 and 2009 was as follows:

	2007	2008	2009
Beginning balance	$—	$160	$160
Additions	449	514	1,218
Payments	(289)	(514)	(767)
Adjustments	—	—	1,715

Ending balance	$160	$160	$2,326

7. Leases

Operating Leases

The Company leases its retail store locations, its administrative offices and certain equipment under noncancelable operating lease agreements that expire from 2010 to 2028. These leases generally contain renewal options of 5 to 30 years and increased rental rates during the option periods. Certain of the lease agreements for retail locations require the payment of contingent rent based on a percentage of sales above stipulated minimums. The Company begins accruing an estimate for contingent rent expense when it is determined that it is probable that specified levels of sales in excess of the stipulated minimums will be reached during the year. The Company does not receive a material amount of sublease rents from subtenants in its leased properties.

Future minimum lease commitments for the Company’s operating lease commitments under operating leases having initial or remaining terms in excess of one year are as follows:

Amount
2010	$28,182
2011	29,226
2012	29,219
2013	28,705
2014	27,385
Thereafter	151,281

$293,998

The Fresh Market, Inc.

Notes to Financial Statements (continued)

7. Leases (continued)

Total rent expense, net of subtenant income, for 2007, 2008 and 2009 was as follows:

	2007	2008	2009
Minimum rentals	$18,774	$21,882	$25,555
Contingent rentals	527	415	415

	$19,301	$22,297	$25,970

The Company also incurs other lease-related expenses such as real estate taxes, insurance and maintenance that are generally based on the Company’s pro-rata share of the total square footage of the property being leased. For leases on the Company’s stores, these expenses are included in cost of goods sold. For all other leases, these expenses are reported in selling, general and administrative expenses.

8. Employee Benefits

Accrued Compensated Absences

The Company provides its employees with paid annual leave that may be used for any purpose and varies in duration based on years of service to the Company. Per the Company’s policy, paid annual leave is fully earned and awarded on January 1 of each year to eligible employees with the Company on December 31 of the preceding year. The amount of paid annual leave awarded is based on an employee’s number of years of service at December 31 of the preceding year. The Company’s policy does not provide for a carryforward of unused balances to future years. The Company accrues the value of the annual leave to be awarded on January 1 of the following year, less an estimate for forfeitures, ratably over the year in which the services are performed. The Company had $3,421 and $3,779 accrued for paid annual leave as of December 31, 2008 and 2009 , respectively.

Employee Savings and Profit Sharing Plan

The Company sponsors an employee savings and profit sharing plan which is a defined contribution retirement plan subject to Section 401(k) of the Internal Revenue Code. The plan is voluntary and is available to all eligible full-time employees after one year of service. The Company provides a matching contribution determined at the Company’s discretion up to defined maximums. As of December 31, 2009, the Company matches up to 50% of employee contributions. The expense recorded for the Company’s match to the 401(k) plan was $858, $922 and $518 for 2007, 2008 and 2009, respectively.

Shadow Equity Bonus Plan

The Company sponsors a shadow equity bonus plan under which variable bonus awards are granted to certain key employees. The Company records compensation expense related to this plan ratably over the vesting period. In 2007 and 2009, the Company recognized compensation expense of $2,743 and $1,576, respectively, related to the bonus plan. In 2008, the Company recognized compensation expense related to the bonus plan of $1,726. Additionally, in January 2008, the shadow equity bonus awards for certain executives were replaced with retention bonus agreements payable on a change in control of the Company. The retention bonus awards were subsequently terminated in July 2008. As a result of these terminations, the Company reversed compensation expense of $2,749 accrued in prior years. The Company had an accrual for shadow equity bonus plan awards of $4,261, of which $3,018 was vested, at December 31, 2008 and an accrual of $2,706, of which $491 was vested, at December 31, 2009.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

9. Share-based Compensation

Stock option awards covering in the aggregate 1,588 shares of the Company’s common stock were granted by a stockholder of the Company to certain key employees beginning in July of 2009. These options will vest on approximately the same date in 2019, or upon the occurrence of certain events including an initial public offering of the Company’s stock or a sale of some or all of the Company, at which time the employee has sixty days in which to exercise his or her options. Upon exercise of the options, the employees will receive shares of common stock in the Company from the current holdings of the stockholder granting the options. Proceeds from the exercise of the options will be retained by the stockholder.

The stock option awards are recorded as a long-term liability on the accompanying balance sheets. At December 31, 2009, the liability related to the stock option awards was $232. Compensation expense recognized in 2009 was $232.

Information regarding our stock option grants during 2009, including the grant dates, aggregated by month of grant, the number of options issued with each grant, the exercise price, and the fair value of the options, is summarized as follows:

Grant Date	Number of Options Granted	Exercise Price	Fair Value as of December 31, 2009
July 2009	1,058.850	$9,145.77	$4,988.09
December 2009	529.425	9,145.77	4,988.09

The following table summarizes information about stock options activity during 2009:

	Number of shares	Weighted average exercise price
Outstanding, January 1, 2009	—	$—
Granted	1,588	9,146
Exercised	—	—

Outstanding, December 31, 2009	1,588	$9,146

The agreements entered into for the grant of the stock options only provided for the stock option grants noted above, therefore no additional shares have been made available for future grants by the stockholder.

The liability for stock option awards is determined by their fair value at December 31, 2009. To determine the fair value of these awards the Company estimated the enterprise value and applied a discount for lack of marketability based on the remaining vesting period as the occurrence of triggering events was assumed not probable. The discounted enterprise value was then divided by the shares outstanding to determine the fair value for each common share. The fair value of the stock option awards was estimated using the Black-Scholes option-pricing model based on the estimated fair value per common share and the following assumptions.

2009
Risk-free interest rate	4.08%
Expected life	9.58 years
Expected volatility	40%
Weighted-average fair value per share	$ 4,988

The Fresh Market, Inc.

Notes to Financial Statements (continued)

9. Share-based Compensation (continued)

The Company bases the estimate of the risk-free interest rate on the yield of U.S. Treasury STRIPS with maturities approximating the expected life of the stock options at the measurement date. The expected life is estimated based on the remaining time to the vesting date for the options. All options have the same remaining life. The estimate of expected volatility is based on historical volatility for a comparable industry peer group over periods of time equivalent to the expected life of each stock option grant. As the Company has no history of trading in the public equity markets, the Company believes that a comparable industry peer group provides a reasonable measurement of volatility to use as an input for the model.

10. Insurance Reserves

The Company has insurance policies for medical and workers’ compensation benefits that contain significant deductibles. The cost of general medical and workers’ compensation claims up to the deductibles is accrued based on actual claims reported plus loss development factors. These estimates are based on historical information along with certain assumptions about future events, and are subject to change as additional information becomes available. The Company had $5,358 and $6,404 accrued related to these claims at December 31, 2008 and 2009, respectively.

11. Supplementary Balance Sheet Information

The following reflects supplementary balance sheet information for the Company’s accrued liabilities at December 31:

	2008	2009
Accrued compensation and benefits	$17,712	$16,489
Accrued occupancy costs	3,361	3,849
Accrued taxes	3,121	2,911
Other accrued liabilities	11,040	9,595

Total accrued liabilities	$35,234	$32,844

12. Income per Share

Immediately preceding the completion of its initial public offering, the Company expects to complete, by the consent of its stockholders, a common stock split that could have a material impact on the financial statements. The impact of the common stock split has not been reflected in the shares outstanding, weighted average shares outstanding and earnings per share amounts in the financial statements as the number of shares has not been determined. Once the common stock split occurs, the financial statements will be restated to retrospectively apply the common stock split to all periods presented.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

13. Segment Reporting

The Company has determined that it has only one reportable segment. All of the Company’s revenues come from the sale of food items at its specialty food stores. The Company’s primary focus is on perishable food categories, which include meat, seafood, produce, deli, bakery, floral, sushi and prepared foods. Non-perishable categories consist of traditional grocery and dairy products as well as specialty foods, including bulk, coffee and candy, and beer and wine. The following is a summary of percentage of annual sales of perishable and non-perishable items:

	2007	2008	2009
Perishable	67.7%	67.1%	66.8%
Non-perishable	32.3%	32.9%	33.2%

14. Related Party Loan Agreements

The stockholders of the Company have entered into an unsecured revolving loan agreement with the Company. The maximum available borrowings from the Company under the agreement is $2,000 of which no advances were outstanding at December 31, 2008 and 2009. Principal and interest, accrued at market rates, on the notes receivable from stockholders are payable on demand.

The Company also entered into an unsecured subordinated revolving loan agreement with the stockholders of the Company. The maximum available borrowings from the stockholders under the agreement total $2,500 of which no advances were outstanding at December 31, 2008 and 2009. Principal and interest, accrued at market rates, on the notes payable to stockholders are payable on demand.

On April 30, 2010, the unsecured revolving loan agreement and the subordinated revolving loan agreement were terminated.

15. Commitments and Contingencies

Distributions to Stockholders

The Company paid cash distributions to its stockholders of $17,398, $25,998 and $20,101 for the years ended December 31, 2007, 2008 and 2009, respectively. By agreement with its stockholders, a portion of the cash distributions paid to stockholders is to provide them with funds to pay the applicable income taxes owed on taxable income generated by the Company. The Company is an S-corporation for income tax purposes and therefore the stockholders, not the Company, are responsible for federal and most state income tax liabilities related to the taxable income generated by the Company. The Company is required to make these distributions related to income taxes while it remains an S-corporation. In addition, as permitted by its revolving credit agreement, the Company also pays discretionary distributions to its stockholders. Immediately preceding the completion of its initial public offering, the Company will elect, by the consent of its stockholders, to revoke its status as an S-corporation and become subject to taxation as a C-corporation in future periods.

Litigation

The Company is involved in various legal proceedings encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Until                     , 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                 Shares

The Fresh Market, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

J.P. Morgan

Goldman, Sachs & Co.

Morgan Stanley

                         , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with this offering. All of such amounts (except the SEC registration fee and FINRA filing fee) are estimated.

SEC registration fee	$24,598.50
Listing fee	*
FINRA filing fee	35,000.00
Blue Sky fees and expenses	*
Printing and engraving costs	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer Agent and Registrar fees and expenses	*
Miscellaneous	*

Total	*

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers.

We intend to reincorporate as a Delaware corporation immediately prior to the completion of this offering. Unless otherwise indicated, all information in this registration statement assumes that we have reincorporated in Delaware prior to the completion of this offering. Upon completion of the reincorporation, we will be subject to the Delaware General Corporation Law, or DGCL.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation, which will be in effect upon consummation of this offering, provides for this limitation of liability.

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees)), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Our amended and restated bylaws, which will be in effect upon consummation of this offering, provide for the indemnification of officers and directors of the corporation consistent with Section 145 of the DGCL.

The indemnification rights set forth above are not exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

The purchase agreement to be filed as an exhibit to this registration statement will provide for indemnification of us and our directors and certain of our officers by the underwriters for certain liabilities.

We expect to continue to maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have not sold any securities.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description
1.1*	Form of Purchase Agreement.

3.1*	Form of Restated Certificate of Incorporation of The Fresh Market, Inc.

3.3*	Form of Amended and Restated Bylaws of The Fresh Market, Inc.

4.1*	Specimen Common Stock certificate.

5.1*	Opinion of Cravath, Swaine & Moore LLP.

10.1+	Supply and Service Agreement, dated as of January 26, 2007, by and between The Fresh Market, Inc. and Burris Logistics.

10.2	Credit Agreement, dated as of February 27, 2007, among The Fresh Market, Inc., as borrower, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, BB&T Corporation, as syndication agent, BMO Capital Markets, as documentation agent, and the other lenders party thereto.

10.3	First Amendment to Credit Agreement, dated as of October 23, 2007, among The Fresh Market, Inc., as borrower, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, and the required lenders.

10.4*	Form of Amended and Restated Stock Option Agreement.

Exhibit Number	Description
10.5*	Form of Tax Agreement Relating to S-Corporation Distributions.

10.6	Form of Amended and Restated Shadow Equity Bonus Agreement.

10.7	Terms of Employment of Lisa Klinger.

16.1	Letter from Grant Thornton LLP to the Securities and Exchange Commission.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Grant Thornton LLP.

23.3*	Consent of Cravath, Swaine & Moore LLP.

24.1	Powers of Attorney (included in signature page to Registration Statement filed on May 3, 2010).

*	To be filed by amendment.

+	Confidential treatment has been requested for certain portions which are omitted in the copy of the exhibit electronically filed with the SEC. The omitted information has been filed separately with the SEC pursuant to our application for confidential treatment.

(b) Financial Statement Schedules

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that:

(1)	The undersigned will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Greensboro, state of North Carolina, on the 3rd day of May, 2010.

THE FRESH MARKET, INC.

By:	/S/ CRAIG CARLOCK
Name:	Craig Carlock
Title:	Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

We, the undersigned directors and officers of The Fresh Market, Inc., do hereby constitute and appoint Craig Carlock and Lisa Klinger, or any of them, our true and lawful attorneys and agents, with full power of substitution, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments and any related registration statement pursuant to Rule 462(b) under the Securities Act of 1933, as amended) hereto and we do hereby ratify and confirm any and all acts that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 3rd day of May, 2010.

Signature	Title

/S/ CRAIG CARLOCK	Chief Executive Officer (Principal Executive Officer)
Craig Carlock

/S/ LISA KLINGER	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)
Lisa Klinger

/S/ RAY BERRY	Chairman of the Board of Directors
Ray Berry

/S/ BRETT BERRY Brett Berry	Director

/S/ MICHAEL BARRY Michael Barry	Director

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Purchase Agreement.

3.1*	Form of Restated Certificate of Incorporation of The Fresh Market, Inc.

3.3*	Form of Amended and Restated Bylaws of The Fresh Market, Inc.

4.1*	Specimen Common Stock certificate.

5.1*	Opinion of Cravath, Swaine & Moore LLP.

10.1+	Supply and Service Agreement, dated as of January 26, 2007, by and between The Fresh Market, Inc. and Burris Logistics.

10.2	Credit Agreement, dated as of February 27, 2007, among The Fresh Market, Inc., as borrower, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, BB&T Corporation, as syndication agent, BMO Capital Markets, as documentation agent, and the other lenders party thereto.

10.3	First Amendment to Credit Agreement, dated as of October 23, 2007, among The Fresh Market, Inc., as borrower, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, and the required lenders.

10.4*	Form of Amended and Restated Stock Option Agreement.

10.5*	Form of Tax Agreement Relating to S-Corporation Distributions.

10.6	Form of Amended and Restated Shadow Equity Bonus Agreement.

10.7	Terms of Employment of Lisa Klinger.

16.1	Letter from Grant Thornton LLP to the Securities and Exchange Commission.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Grant Thornton LLP.

23.3*	Consent of Cravath, Swaine & Moore LLP.

24.1	Powers of Attorney (included in signature page to Registration Statement filed on May 3, 2010).

*	To be filed by amendment.

+	Confidential treatment has been requested for certain portions which are omitted in the copy of the exhibit electronically filed with the SEC. The omitted information has been filed separately with the SEC pursuant to our application for confidential treatment.